

2024
Annual Report

Dear Fellow GoDaddy Stockholders,

In April, GoDaddy shareholders and employees celebrated GoDaddy's 10-year anniversary as a public company. In a world with many unknowns, our anniversary celebrated the successes of millions of customers and our company's focus and execution on the things we can control — attracting high-intent customers and delivering great value to them.

2024 was a strong year of innovation, execution and financial results at GoDaddy, and joining the S&P 500 was a delightful milestone and validation of our consistent performance. On a more personal note, 2024 also marked my 5-year anniversary with the company and, as I reflect on that, I am grateful for all we have learned and achieved.

I joined GoDaddy with the ambition to evolve our global brand into an innovative customer-focused software company. I believe the evolution of the GoDaddy Software Platform has been one of the two largest transformations at the company, driven by our mantra 'fewer things better.' Powered by innovative data, AI capabilities, and our ability to deliver seamless and intuitive experiences like GoDaddy Airo®, we've demonstrated our progress on that ambition. Technology evolution and entrepreneurship continue to be strong secular tailwinds for our business long term, and I strongly believe that we are in the early stages of our full potential.

Equally important is our transformation to an evidence-based, decision-making culture. By reducing the number of HiPPO (highest paid person's opinion) decisions and focusing team members on instrumenting the business with data and experimenting starting with hypotheses, we're enabling them to make better decisions for our customers and shareholders more quickly and effectively. In the ideal state, each driven and accountable team of employees can independently create value and measure their progress maximizing execution velocity and minimizing leadership bottlenecks.

Our performance over the last five years tells the story of your faith in our purpose and execution, and our shared success. Everything we do is in service of creating value for our customers, then transforming that into shareholder value by delivering on our North Star: maximizing free cash flow over the long term. In 2024, cash provided by operating activities totaled $1.3 billion, and we achieved an impressive 25% year-over-year increase in free cash flow, reaching $1.4 billion, representing a five-year CAGR of 16%. We used this cash to return value to shareholders. As part of our $4.0 billion multi-year share repurchase program authorized in 2022, we have repurchased 39.4 million shares at an average price of $82.09, representing a 23% gross reduction in fully diluted shares outstanding.

As we look ahead, GoDaddy's journey will continue to evolve. We are working to become faster, smarter and more deeply integrated into the lives of our customers. Every improvement in our platform, every AI-driven capability we deliver, and every seamless and intuitive solution we introduce is designed to remove friction and unlock our customers' potential. We continue to build a GoDaddy that is better every day.

The targeted outcome of our efforts is also profitable growth. We are on a path few companies can travel, one where growth and margin converge, while delivering exceptional shareholder value.



Aman Bhutani
Chief Executive Officer
GoDaddy

On the cover: GoDaddy customer Thea Monyeé, www.theamonyee.com

$1.3 Billion
Cash provided by operating activities

25% Increase
Free cash flow ($1.4B)

23% Gross Share Reduction
Gross reduction in fully diluted shares outstanding

20+ Million
Customers



Thea Monyeé

THEA MONYEÉ THEAMONYEE.COM

Thea Monyeé, is an accomplished artist, author, speaker, and host of the "Shaping the Shift" podcast. Thea uses diverse mediums to help others embrace change and joy in their daily lives. She facilitates experiences and communities that advocate joy.

"I started the business partially because, when you're an artist, you need somewhere to put it.

It was really working with GoDaddy that made me realize, oh, it's a business. I'm an entrepreneur," says Monyeé. "I've redone that website about three times because, as I've evolved, the website evolved with me. And that's one thing I absolutely love about the product—I don't feel fixed. I can adapt. I can grow. And the website and the features grow with me. In fact, over the years, the features have grown, and there are new things that I could integrate that, when I first started, I couldn't do."

Josiah Myers

SPILT SOCIAL SPILTSOCIAL.COM

Founded in March 2024 by CEO Josiah Myers, Spilt Social is a unique company based in the heart of Columbus, Ohio. Driven by a desire to transform traditional social gatherings, Spilt Social strives to create curated experiences that promote healthier social lives through art, music, fitness, wellness, dating, and networking events.

With a vision to elevate the social scene to new heights, the company stands out as a pioneer in its city, offering a fresh perspective on community engagement.

"We knew there was a total lack of creativity in the event and membership-based offerings around the city," says Myers. "We found a few leaders in the community who felt the same way and wanted to bring the social scene to the next level."





Naomi & Willow Lewis

LUMINATI LABS LUMINATILABS.COM

Founded in 2020 and opening its doors in November 2021, Luminati Labs is a Seattle-based facial studio created by entrepreneur Naomi Lewis and her daughter Willow. After operating a luxury spa for 22 years, Naomi wanted to offer a more affordable and fun facial experience. With the help of local artists and designers, Luminati Labs was brought to life with its signature bright yellow interior. The studio offers targeted, exciting facial treatments along with tasty wellness smoothies.

Luminati Labs is looking to grow by having their website drive more foot traffic and support their goal to expand and create their own beauty and wellness product line. Naomi shared her delight with GoDaddy Airo®, highlighting how its intuitive AI website builder allowed her to easily create an amazing website without any prior technical experience. For small business owners like Naomi, GoDaddy Airo is a dream tool that enables building a professional online presence with ease.

Rahiem Thompson

ROLETAPE ROLETAPE.COM

Rahiem Thompson is a Jamaican-American entrepreneur with a deep passion for technology and cinematography. His journey began at a young age, experimenting with video creation, smartphone hacking, and indulging in his love for gaming and editing montages. Over time, Rahiem honed these skills, transforming them into professional services.

While still in college, Rahiem founded his company, Roletape, which has since flourished. Based in Charlotte, North Carolina, Roletape offers commercial video production and photography services both across the U.S. and internationally. The company specializes in capturing life's most significant moments, providing clients with top-notch photographers and videographers for major life events like birthdays, weddings, and graduations.

As Roletape's projects expanded, so did the team. Constant reinvestment into the business ensures continued growth and quality. With the support of GoDaddy's tools and his family's encouragement, Rahiem is realizing his dream of running a thriving creative business. The company's website and online appointment system help streamline operations and drive growth.



Revenue & Bookings



GoDaddy began reporting its operating results in two reportable segments, Applications & Commerce and Core Platform, in January 2022.
Retrospective revised reporting was made available for the years ended December 31, 2021 and 2020 only.

Customers & ARPU





Net Cash Provided by Operating Activities & Unlevered Free Cash Flow



Net Income (Loss) & NEBITDA



For definitions of Bookings, Customers and ARPU, please see Appendix A to this 2024 Annual Report. Unlevered free cash flow (uFCF) and Normalized EBITDA (NEBITDA) are not financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP). For definitions of and a reconciliation between each non-GAAP financial measure and its nearest GAAP equivalent, please see Appendix A to this 2024 Annual Report.






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 001-36904

GoDaddy Inc.

(Exact name of registrant as specified in its charter)

Delaware	**46-5769934**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 S. Mill Ave, Suite 1600
Tempe, Arizona 85281
(Address of principal executive offices, including zip code)
(480) 505-8800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	GDDY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2024, the aggregate market value of the registrant's Class A common stock held by non-affiliates, based upon the closing sales price for the registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $19.7 billion. For the purpose of calculating the aggregate market value of shares held by non-affiliates, we have assumed that all outstanding shares are held by non-affiliates, except for shares beneficially owned by each of our executive officers and directors.

As of February 14, 2025, there were 141,355,906 shares of GoDaddy Inc.'s Class A common stock, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024.

GoDaddy Inc.
Annual Report on Form 10-K
Year Ended December 31, 2024

TABLE OF CONTENTS

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (Annual Report), including the sections titled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), involving substantial risks and uncertainties. The words "believe," "may," "will," "potentially," "plan," "could," "should," "predict," "ongoing," "estimate," "continue," "anticipate," "intend," "project," "expect," "seek," or the negative of these words, or terms or similar expressions conveying uncertainty of future events or outcomes, or that concern our expectations, strategy, plans or intentions, are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, or expected. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements discussed under the heading "Risk Factors" in Part I, Item 1A, and in our publicly available filings and press releases. These statements include, among other things, those regarding:

- our ability to continue to increase sales to new and existing customers;

- our ability to develop new solutions and bring them to market in a timely manner;

- our ability to timely and effectively scale and adapt our existing solutions;

- our ability to deploy new and evolving technologies, such as artificial intelligence, generative artificial intelligence, agentic artificial intelligence, machine learning, and similar tools (collectively, AI) in our offerings;

- our dependence on establishing and maintaining a strong brand;

- the occurrence of service interruptions and security or privacy incidents and related remediation efforts and fines;

- system failures or capacity constraints;

- the rate of growth of, and anticipated trends and challenges in, our business and in the market for our products;

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in technology and development, marketing and advertising, general and administrative and customer care expenses, and our ability to maintain future profitability;

- our ability to maintain our high customer retention rates and grow the level of our customers' lifetime spend;

- our ability to provide high quality customer care;

- the effects of increased competition in our markets and our ability to compete effectively;

- our ability to grow internationally;

- the impact of fluctuations in foreign currency exchange rates on our business and our ability to effectively manage the exposure to such fluctuations;

- our ability to effectively manage our growth and associated investments, including the migration of applications and services to the public cloud;

- our ability to integrate acquisitions, our entry into new lines of business and our ability to achieve expected results from our integrations and new lines of business;

- our ability to complete desired or proposed divestitures;

- our ability to maintain our relationships with our partners;

- adverse consequences of our level of indebtedness and our ability to repay our debt;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to maintain or improve our market share;

- sufficiency of cash and cash equivalents to meet our needs for at least the next 12 months;

- beliefs and objectives for future operations;

- our ability to stay in compliance with laws, rules and regulations currently applicable to, or which may become applicable to, our business both in the United States (U.S.) and internationally;

- economic and industry trends or trend analysis;

NOTE ABOUT FORWARD-LOOKING STATEMENTS (continued)

- our ability to attract and retain qualified employees and key personnel;

- anticipated income tax rates, tax estimates and tax standards;

- our future taxable income and ability to realize our deferred tax assets;

- interest rate changes;

- the future trading prices of our Class A common stock;

- our expectations regarding the outcome of any regulatory investigation or litigation;

- the amount and timing of future repurchases of our Class A common stock under any share repurchase program; and

- the potential impact of shareholder activism on our business and operations.

as well as other statements regarding our future operations, financial condition, growth prospects and business strategies.

We operate in very competitive and rapidly changing environments, and new risks emerge from time-to-time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report may not occur, and actual results could differ materially and adversely from those implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Annual Report to conform such statements to actual results or to changes in our expectations, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Investors and others should note that we use our Investor Relations website (https://investors.godaddy.net) as a means of disclosing material financial information. Accordingly, investors should monitor our Investor Relations website, in addition to following press releases, Securities and Exchange Commission filings, public conference calls and webcasts.

Unless expressly indicated or the context suggests otherwise, references to "GoDaddy," "company," "we," "us" and "our" refer to GoDaddy Inc. and its consolidated subsidiaries, including Desert Newco, LLC and its subsidiaries (Desert Newco).

Part I.

Item 1. Business

Overview

GoDaddy is a global leader serving a large market of entrepreneurs, developing and delivering easy-to-use solutions as a one-stop shop provider, alongside personalized guidance. We serve small businesses, individuals, organizations, developers, designers and domain investors. Our vision is to radically shift the global economy toward life-fulfilling entrepreneurial ventures. Our mission is to empower entrepreneurs everywhere, making opportunity more inclusive for all. We are passionate about our mission and honored that entrepreneurs trust their ideas with us. Our 20.5 million customers are passionate and determined to transform their ideas into something meaningful. Our ability to evolve and build products to meet our customers' needs uniquely positions us to help our customers navigate their journey as small business owners.

Our customers' journeys tend to be non-linear and each phase can be iterative in nature. We design our solutions to help across all aspects of our customers’ businesses and to assist them in improving and growing across what we call the "Entrepreneur's Wheel." The Entrepreneur's Wheel represents our customers' needs within three key focuses areas: Identity, Presence and Commerce.


Payable Domains
Security
Paylinks
Identity
Domain
Marketplaces
Logo
Payments
Commerce
GoDaddy Airo
Email
In-store POS
Hosting
Conversations
Websites
Online Store
Presence
Marketing
Content

Our customers often start with the most intimate of brand considerations, their Identity, which includes their company name, domain name, logo and email address. The domain name continues to be an important initial step for customers as they start and grow their business. We provide products to support their brand through our domain services that blend seamlessly into their connected social identities and online presence. In addition, with the help of GoDaddy Airo® (Airo), entrepreneurs can more easily establish their identity through AI-powered domain name searches and logo creation.

We also help our customers manage and grow their Presence while connecting with their customers through our expanded service offerings and access to relevant third-party products and platforms. We offer a suite of Presence-based solutions, most of which are enhanced by Airo, including website building and hosting, marketplace syndication, social media, search engine visibility, security, business products and email and other services.

Finally, we have built a suite of Commerce solutions that enable our customers to sell directly online, in-person and across multiple channels, such as marketplaces and social platforms, and to integrate dynamic information everywhere they engage with current and potential customers. These solutions include GoDaddy Payments, point-of-sale systems that unify transaction management for both in-person and online sales, and an inventory and order dashboard for easier management of our customers' businesses.

At GoDaddy, we believe our customers should have both great technology and great support at every point on the Entrepreneur's Wheel. With AI-powered experiences such as Airo and customer centric assistance such as our GoDaddy Guides, we can provide intelligent, proactive experiences within our GoDaddy solutions. For example, Airo can help small businesses build and grow with domain searches, logo and image creation, website and social media posts, ad design and email marketing campaigns. In addition, we help set our customers up for success with personalized guidance from our GoDaddy Guides via phone and digital experiences, thousands of daily conversations and our gathering of valuable feedback to enable us to continually evolve our products and solutions and respond to our customers' changing needs.

Our people and unique culture have been integral to our success. We live by the same principles that enable our customers' ideas to survive and thrive, including owning outcomes, building value, joining forces, working courageously and living passionately. We take pride in delivering successful outcomes based on data-driven decisions, which we believe is a key factor driving our financial performance.

Our Customers and Solutions

GoDaddy is built to serve the needs of customers by providing easy-to-use products on an integrated technology platform wrapped with personalized guidance.

Our Customers

We serve several customer populations: (i) Independents, (ii) WebPros, (iii) Domain Investors, and (iv) Domain Registrars, Third Party Registrars and Corporate Domain Portfolio owners. While these customer populations tend to utilize many of the same GoDaddy product offerings, there are meaningful differences in their journeys, what they value, their goals and how they communicate with their current and potential customers. We aim to establish and provide solutions that address these differences.

Our largest customer population, Independents, consists mostly of microbusinesses and non-commercial endeavors. Microbusiness owners have an entrepreneurial spirit, strong work ethic and, above all, passion for their ideas, yet their specific needs vary depending on the type of their idea and the phase of their journey. Independents range from individuals who have an initial business idea and those thinking about starting a business, to established ventures that need help attracting customers, growing their sales, processing payments, managing their online presence or expanding their operations. Most Independents have fewer than five employees, and most self-identify as having little to no technology or design skills. These customers need our help to create a unique and secure identity, especially with the more technical aspects of their online presence. Although our customers have differing degrees of resources and technical capabilities, they all share a desire to find tools to help them bring their ideas to life, enhance connections with their audience, sell their products and services and provide a seamless experience for both existing and new customers.

Our second largest customer population, WebPros, are website designers and developers who build websites on behalf of businesses and noncommercial organizations. We estimate that half of all global website builds occur through a third party, such as our WebPros, on a do-it-for-you basis. WebPros are often freelancers, moonlighters or teams within website design agencies that often have website design as one of multiple streams of income. WebPros generally have more technical acumen and look for tools that provide greater amounts of flexibility, such as the WordPress content management system (CMS). Although WebPros have a need for technical depth and flexibility, they also benefit from our simplicity and guidance as tools to increase their throughput and maximize the use of their time. We help our WebPros customers in a number of ways beyond our product suite and services, including providing tools to help them save time, make money and exceed client expectations. These client management applications aim to make it easier for WebPros to manage their clients' websites at any host, or on GoDaddy products such as Managed WordPress. Our solutions are built to assist WebPros in more easily managing their overall business with capabilities such as client billing, administrative access and shopping features, making it easier for them to buy and manage multiple products for their clients, as well as make use of enhanced technical support and discounts for reselling GoDaddy products. We support a variety of third-party control panels and content management tools favored by WebPros including cPanel, Plesk, Drupal, Joomla and more.

Our third largest customer population is Domain Investors. Domain Investors are individuals or organizations who manage a portfolio of registered domains for the purpose of selling via secondary markets. These investors bring a unique and valuable resource to our business in the form of liquidity and the ability to help our other populations (Independents and WebPros) successfully find a domain name they prefer.

We also serve Domain Registrars, Third Party Registrars and Corporate Domain Portfolio owners. Domain Registrars are organizations that have their own domain registration offerings, but who use our domain registration and management platform. These commercial arrangements provide for strategic relationships with many key platforms and enable further scale of our domain registration technology and insights. Third party registrars are served through GoDaddy Registry which provides wholesale generic top-level domains (gTLDs) and country-code top-level domains (ccTLDs) for registrars to sell to the end customer. These top-level domains (TLDs) provide alternatives to the .com domain that more closely represent the names of our customers' ideas, businesses and brands. For registry operators, we provide a fully managed registry platform, including managing the full registry technology and operating stack at scale, with approximately 180 TLDs including some of the largest brands in the world. We also serve corporate domain portfolio owners, which are organizations that maintain and manage a large portfolio of domain names, including general and international domains. These customers are looking for the most powerful, secure and intuitive technology to streamline their processes, unparalleled industry experience and expertise to navigate the complexities of managing a corporate portfolio, and a focused and dedicated team that can provide committed support with the highest levels of security, service and domain management.

Our Solutions and Experiences

We designed and developed an extensive set of easy-to-use technology solutions and seamless experiences to enable our customers' journeys along the Entrepreneur's Wheel across multiple platforms and online marketplaces. We understand that no matter what our customers' needs are, or what stage of their idea they are focusing on, our customers want a "one-stop-shop" solution. We offer our customers products and services to meet them at every stage of their journey.

Our domain name registration products enable us to engage customers at a common starting place for establishing an exclusive, uniquely branded identity and are often an on-ramp for our other products. Domains are a part of our Core Platform business, and we believe our Applications and Commerce products are a natural adjacency to our domain registration products. Applications and Commerce products, including our proprietary website building and commerce products as well as our productivity solutions, significantly improve our value proposition to customers, thereby improving our financial performance, growth opportunities and customer retention.

In addition, we have built customer experiences that provide our solutions in a seamless one-stop-shop environment. Airo helps small businesses establish an online presence and grow through AI-powered tools that assist customers with domain searches, logo and image creation, website and social media posts, ad design and email marketing campaigns. And, our GoDaddy Guides are readily available and provide care to customers who have different levels of technical sophistication.

We manage and report our business in the following two segments:

- **Applications and Commerce (A&C)**, which primarily consists of sales of products containing proprietary software, notably our website building products, as well as our proprietary commerce solutions and third-party email and productivity solutions and sales of certain products when they are included in bundled offerings of our proprietary software products.

- **Core Platform (Core)**, which primarily consists of sales of domain registrations and renewals, aftermarket domain sales, domain protection, website hosting products and website security products when not included in bundled offerings of our proprietary software products as well as sales of products not containing a software component.

Applications and Commerce

Bringing an idea to life online, establishing and maintaining a presence and continuing to grow requires the right tools and products. Website building solutions, e-commerce tools, digital marketing capabilities and other GoDaddy solutions are designed to help our customers start, grow and scale their presence and ultimately their businesses. Our customers come to

GoDaddy to build a professional website, attract customers, sell their products and services and accept payments online and in person by engaging with our easy-to-use tools, managed in one place.

Applications Products

Our primary applications products include:

Websites + Marketing. Websites + Marketing is an easy-to-use, do-it-yourself, mobile-optimized online tool that enables our customers to build effective websites and e-commerce enabled online stores with minimal technical skill. We offer a variety of plans, with pricing dependent on business and marketing features. With each of these plans, customers gain access to industry-targeted professional design templates, which can be further customized using our editor by adding intent-driven sections, photos, videos or text. Our design templates cover a wide range of categories with professionally written content for small businesses, organizations, families, weddings and other ideas. We design our websites and tools to work seamlessly on mobile devices, with a focus on performance, to enable websites to appear in search engine rankings.

Managed WordPress and Managed WooCommerce Stores. Managed WordPress is our streamlined, optimized website building experience that allows our customers to easily build and manage a faster WordPress site that offers more flexibility and power than our Websites + Marketing solution. With our Managed WordPress site, we manage the administrative tasks for our customers, allowing them to spend more time on building or growing their business. We offer a variety of plans, with pricing based on various features. Our Managed WordPress sites are built with automatic, regular backups and core updates, enhanced security, integrated Secure Sockets Layer (SSL), one-click migration tools, pre-installed extensions, plugins and themes, business email and backups and a staging site. We also offer Managed WooCommerce Stores, giving our customers the freedom to sell anything, anywhere online, from physical products to digital downloads, services and subscriptions.

Digital Marketing. We offer a range of marketing tools and services designed to help businesses acquire and engage customers and create content. These capabilities are available in an integrated offering with our website and commerce tools, or as a stand-alone offering for customers using other website content-management systems. The tools are designed for busy customers who may lack experience with online marketing, focusing on ease of use, mobile experience and delivering business results. For example, Airo, an AI-powered experience, allows our customers to quickly create a powerful marketing campaign, including recommended, customized social media posts, better site traffic with the Airo SEO wizard, a step-by-step guide to optimizing each website page with suggested keywords and descriptions that can lead to better traffic results, and a Customer Insights dashboard that provides insights on site traffic, sales and orders and digital marketing. Our mobile application, GoDaddy Studio, helps our customers to grow their brands by easily creating impactful visual content for almost any online platform. Search Engine Optimization helps our customers get their websites found on major search sites using a simple step-by-step wizard with targeted recommendations on which search phrases are most likely to drive traffic to a customer's site. Business listings capabilities bring business information to where customers are looking, including Meta and Google My Business. Email marketing lets customers build targeted campaigns, either from scratch or using website or commerce content. Social Media Marketing helps customers create ads and boost brand awareness through a complete "do-it-for-me" service for managing engagement on the most popular social networks. This service combines dedicated teams of branding experts – photographers, writers, designers, marketers – with proprietary technology to manage activity on Meta, X and Yelp, among others, to help our customers acquire new customers and build stronger relationships with their existing customers.

Commerce

We aim to lead the small business commerce market by enabling GoDaddy customers of all sizes, from those just starting out to established businesses looking to scale and grow, to sell everywhere their customers shop. We design our commerce products to help our customers sell online, in person and on leading marketplaces, while being able to manage their sales from one place. In addition to robust commerce capabilities, we offer the lowest card transaction fees in the industry when compared to similar plans from other leading providers, which allows our customers to keep more of what they make.

Our primary commerce products and services include:

Online Store. Our Websites + Marketing product includes online store capabilities, which allows our customers to transact business directly on their websites. Online store capability is easy to use and offers powerful commerce features with templates for websites that are optimized for mobile shopping, integrations with GoDaddy Payments and our Smart Terminal Point-of-Sale (POS) system, inventory and product catalog management, and growth tools for marketing. It also allows customers to sell on marketplaces such as Amazon, Etsy, eBay, Walmart and Google and social media platforms such as Facebook and Instagram, with all channels managed from our centralized dashboard. As part of the GoDaddy Commerce ecosystem, Managed

WooCommerce Stores, our WordPress-based online store solutions, provide our customers with everything they need to sell online, in person, and across popular marketplaces and social media platforms from one built-in experience. Similar to our Websites + Marketing product, Managed WooCommerce Stores include our centralized dashboard, allow for marketplace selling and are integrated with GoDaddy Payments and our Smart Terminal POS system.

Point-of-Sale (POS) Systems. We offer a line of smart POS terminals for businesses with in-store operations, including our flagship countertop, Smart Terminal, and our compact Smart Terminal Flex. Our Smart Terminal devices are modern, dual screen all-in-one POS systems that allow our customers to manage in-store inventory and product catalogs and accept payments. In addition, the Smart Terminal line seamlessly integrates with both our Websites + Marketing Online Store and Managed WooCommerce Stores to unify in-person and online sales so businesses can offer "Buy online pick up in-store" experiences to their customers. The Smart Terminal line also offers access to third-party applications that meet merchants' needs that we do not address directly.

In addition to our Smart Terminal line of POS systems, we offer payment acceptance solutions that allow our customers to accept payments their way while seamlessly interacting with their customers wherever they may be. For example, we include Payable Domains, a default payments system that is designed to create a frictionless, out-of-the-box experience for our customers. Our Card Reader and Tap-to-Pay on the GoDaddy Mobile App (iPhone and Android) allow customers to accept payments and sell on the go. Our Virtual Terminal allows customers to accept payments from their smartphone, tablet or computer with Internet connection with no hardware needed. Our customers also have the ability to accept online payments without needing to create a website through our Online Pay Links. Customers can brand and personalize these shareable pay links with their domain, giving them another opportunity to build their brand. Pay links can be sent through text or email or shared on social media sites. We also provide merchants with QR code-based payments, allowing their customers to scan and pay through the GoDaddy Mobile App.

GoDaddy Payments. As a "payment facilitator," GoDaddy Payments enables our customers in both the U.S. and Canada to accept all major forms of payment, including Visa, MasterCard, American Express, Discover, and contactless payments including Apple Pay and Google Pay, with no long-term contracts or monthly minimums. This service enables our customers to start accepting payments in minutes with a simple setup and get paid, in many cases, as early as the next business day, all with the lowest fees in the industry when compared to similar plans from other leading providers. In addition, GoDaddy Payments is built-in as a payments acceptance method in all our U.S. and Canada commerce products for easy enablement.

Email and Productivity Solutions

Our customers want to spend their time on what matters most to them, selling their products and services or helping their customers do the same. We provide them with productivity tools such as domain-specific email, telephony and online storage to help run their ventures. We offer a variety of products designed to make the business of business easier for our customers. The products we offer include those developed in-house as well as third-party applications which we distribute and support, such as Microsoft 365.

Our primary email and productivity solutions products include:

Email Accounts. We offer a range of email service plans with a multi-feature web interface that connects to our customers' domains. The pricing of these plans depends on the customer's desire for additional features, including HIPAA-compliant email, advanced email security, archiving, and additional business applications such as Microsoft Teams. All our email accounts are ad-free and we offer added security functionality designed to protect from spam, viruses and other forms of online fraud, such as phishing.

Microsoft 365. We offer fully-supported Microsoft 365 accounts that are easy to set up and use with our customers' domains. We offer Microsoft 365 through multiple plans, ranging from email with calendar and contacts connected to a full suite of productivity tools, including file sharing and full desktop versions of Microsoft productivity applications, such as Outlook, Word, Excel and PowerPoint. For customers wanting to protect their email data, we provide an email backup service, and for customers needing to comply with regulatory requirements, we provide email add-on services such as HIPAA-enabled email, encryption services (in partnership with ProofPoint), archiving services (in partnership with Barracuda) and advanced e-mail security. Our customers can also make use of Microsoft Copilot through chat enabled features, or can purchase Microsoft 365 Copilot as an integrated solution for Microsoft Office apps. We help make Microsoft 365 and Microsoft 365 Copilot installation easy, allowing customers to be up and running in minutes, including "do-it-for-me" migration services to move customers' existing email data to Microsoft 365 accounts.

In 2024, 2023 and 2022, we derived approximately 36%, 34% and 31% of our total revenue, respectively, from sales of our A&C products.

Core Platform

Domains

Every great idea needs a great name and GoDaddy is the leading global domain naming service. Staking a claim on an identity with a domain name is an integral part of establishing a concept and presence online. When inspiration strikes, we provide our customers with the broadest selection of domains and high-quality search, discovery and recommendation tools to help them find the right name for their idea. Securing a domain is a key component to creating a complete identity and our domain products often serve as the starting point in our customer relationships. We are a global leader in domain name registration, with approximately 81 million domains under management as of December 31, 2024. Based on information reported in VeriSign's most recent Domain Name Industry Brief, this represented approximately 22% of the approximately 362 million domain names registered worldwide as of December 31, 2024. As of December 31, 2024, approximately 93% of our customers purchased a domain from us. In addition, GoDaddy Registry provides a high-performance back-end registry technology platform with a portfolio of TLDs including .biz, .co, .nyc, and .us.

Our primary domains product offerings include:

Primary Registrations. Using our website or mobile application, we offer customers the ability to search for and register available domain names with the applicable registry. Our inventory for primary registrations is defined by the number of TLDs we offer. As of December 31, 2024, 458 different generic TLDs, such as .com, .net and .biz, and 58 different country code TLDs, such as .co, .ca, .in and .jp., were available for purchase through GoDaddy. Since 2013, hundreds of new gTLDs were launched through ICANN's "new gTLD program" initiated in 2012 (the Expansion Program), making it easier for companies and individuals to find and register new, easy-to-remember domain names tailored to their ideas, industry or interests. ccTLDs are important to our international expansion efforts as we found international customers often prefer the ccTLD for the country or geographic market in which they operate. Our primary registration offering relies heavily on our search, discovery and recommendation tools which enable our customers to find a domain name that matches their business needs and goals. We also sell domain registrations through relationships with third-party resellers and we provide back-end registry services supporting approximately 180 TLDs.

Aftermarket. We operate a large domain aftermarket platform, which processes aftermarket, or secondary, domain name sales and we maintain a portfolio of more than 1.0 million domain names. We designed our aftermarket platform to enable the seamless purchase and sale of previously registered domain names through an online auction, an offer and counter offer transaction, a "buy now" transaction and automation and lease to own options for our customers. In addition, we allow our customers to "List for Sale" names under their registration, and we provide functionality for the entire registrar network to list expiring domains from their platforms and "List for Sale" functionality to registrar partners allowing their currently registered customers to list domain names within GoDaddy's aftermarket. These various channels provide a diverse inventory available to meet the demand from our customers. In addition, our GoDaddy Investor mobile application helps investors watch and bid on domains at auction and stay on top of their current bids from their mobile devices. We operate a cross-registrar network that automates transaction execution across registrars, thereby reducing the time required to complete a transaction.

Registry. GoDaddy Registry is a world-leading provider of domain name registry services. GoDaddy Registry operates or provides back-end registry services to approximately 180 registry TLDs including ccTLDs, such as .us, .tv and .co, city TLDs such as .nyc and .sydney, gTLDs such as .club, .health and .design, and branded TLDs such as .chase and .godaddy. Our integrated registry solutions provide policy and operational support, and domain marketing, sales and strategic planning.

Domain Name Add-ons. Domain name add-ons are features that are offered for purchase concurrently with domain name registrations and have low costs associated with their delivery. For example, in addition to privacy features included at no cost with every domain registered with GoDaddy, we offer more advanced full domain and ultimate domain protection products exclusively focused on protecting our customers' domains against bad actors and online risks, as well as domain ownership products, to prevent the accidental loss of a domain name.

Hosting and Security

For more technically sophisticated WebPros and other customers, we provide high-performance, flexible hosting and security products that can be used with a variety of open source design tools, including WordPress. We design these solutions to be easy to use, effective, reliable, flexible and provide great value. We offer a variety of hosting and security products enabling our customers to create and manage their identity, or in the case of WebPros, the identities of their end-customers.

Our primary hosting and security products include:

Shared Website Hosting. The term "shared hosting" refers to the housing of multiple websites on the same server. Shared hosting is our most popular hosting product. We operate, maintain and support shared website hosting in our owned and operated data centers and our leased co-located data centers using either Linux or Windows operating systems. We currently offer several tiers of website hosting plans to suit the needs and resources of our customers, a majority of which use industry standard cPanel or Parallels Plesk control panels. We also bundle our hosting plans with a variety of applications and products such as web analytics and SSL certificates. WordPress is the most used CMS on our shared hosting platform.

Virtual Private Servers. Our broad range of virtual private server (VPS) offerings allow our customers to select the server configuration best suited for their applications, requirements and growth. Our VPS solutions provide our customers with a single virtual machine which runs multiple other virtual machines for other customers. Our VPS is designed for customers who need greater control, more advanced technical capabilities and higher performance than offered by our shared hosting plans. Our customers can tailor their VPS plans based on a range of performance, storage, bandwidth and operating system needs.

Security. Our security product portfolio is a comprehensive suite of tools designed to help our customers secure their online presence. The portfolio includes (i) SSL certificates to help ensure information is secure between browsers and servers through encryption; (ii) the use of a content delivery network to improve a website's performance; (iii) a proprietary web application firewall to help keep customers' websites safe from hackers; (iv) managed security with malware scanning and site cleanups; and (v) a skilled team of security professionals working to secure our services or to provide support in the event of a disruption to our solutions.

In 2024, 2023 and 2022, we derived approximately 64%, 66% and 69% of our total revenue, respectively, from sales of our Core Platform products.

Experiences

GoDaddy Airo®

Airo is an intelligent experience that can help proactively build and grow our customers' businesses with the power of AI. Airo operates across the GoDaddy ecosystem and is built to activate intelligent, proactive experiences within other GoDaddy solutions. Airo aims to help our customers by anticipating their needs and providing solutions through informed interactions across the GoDaddy suite of products and services, small business industry expertise, knowledge queries and best practices. Airo can help our customers build their identity with domain searching, personalized logos, email inboxes and email templates. It also aims to help our customers grow their business with proactive email and text messages, proposed product descriptions and social media posts, conversational UI landing pages and auto-generated product catalogs.

GoDaddy Guides

Our GoDaddy Guides consist of approximately 5,900 specialists worldwide who are readily available to provide care to and build strong relationships with our customers throughout their lifetime. Our customers deeply value expertise and know-how that is individualized and unique to their ventures and our Guides are trained and supported to provide the high-quality, responsive and personalized guidance that our customers need. In addition, our GoDaddy Guides market our brand through their recommendations of our solutions to specifically meet the needs of our customers to support their growth.

Our Opportunity and Advantages

Our Opportunity—Empowering Entrepreneurs

Our mission is to empower entrepreneurs everywhere, making opportunity more inclusive for all. Our customers represent a large and diverse market that we believe is fundamentally underserved by other companies. According to the U.S.

Small Business Administration's Office of Advocacy, 99.9% of all firms in the U.S. are small businesses, of which there were approximately 34.8 million, based on the Census Bureau's 2021 Statistics of U.S. Businesses. These small businesses are estimated to represent approximately 43.5% of total U.S. gross domestic product (GDP). We believe a significant market exists for our products and services, and we believe our addressable market extends beyond small businesses and includes individuals and organizations, such as universities, community organizations, charities and hobbyists.

Our customers are consumers themselves, which makes them keenly aware of the need to have an impactful online presence. While our customers' needs change depending on where they are in their journey, the most common customer needs we serve include:

- **Identity**. Our customers want to develop an identity by finding a name that distinctly identifies their business, hobby or passion. We believe their identity includes not just a simple, mobile-enabled website, but the ability to get found across various search engines, social media platforms and vertical marketplaces. And while our customers' online identities start with creating and managing these points of presence, their identities are amplified through content generation and the ability to engage and transact online with their customers and audience.

- **Presence**. Presence represents the need of our customers to present themselves to their customers, which they do through an ever-expanding set of options across social media, marketing channels, email, marketplaces and through their website. Being able to seamlessly create and post content quickly is imperative. What it means for our customers to be online continues to evolve. Today, having an effective online presence often means having a combination of: (i) a secure and content-rich website viewable from any device; (ii) a presence on multiple social media channels (e.g., Meta, TikTok, Snapchat, X and WeChat); (iii) getting found by search engines (e.g., Google); and (iv) establishing a presence on: (a) an increasing number of horizontal marketplaces (e.g., Yelp and Eventbrite); (b) vertical marketplaces (e.g., Zillow, OpenTable and HomeAdvisor); and (c) e-commerce platforms (e.g., Amazon, eBay and Etsy).

- **Commerce**. Commerce recognizes that our customers need commerce to work seamlessly for them both offline and online. Our customers' customer expectations are set by how they engage with enterprise-grade experiences, which means they expect to be able to buy online and pick up in the store in a matter of minutes. A customer in the store expects to be recognized online seamlessly, while a customer online expects to transition to a store experience seamlessly. For service commerce entrepreneurs, their customers expect to find products and services online, engage through online messaging, book appointments digitally and complete transactions in-person.

- **Interacting with customers as they grow their business.** Our customers need to effectively communicate with existing customers and potential customers across a communication landscape that is fragmented in both form and function. This landscape includes (i) branded email communication, originating with domain registration and email creation through an email client; (ii) online marketing in a variety of content types and channels; (iii) online commerce with reservation and scheduling, product catalogs and e-commerce and payment processing capabilities, including in-person point-of-sale payment processing; (iv) messaging capabilities across SMS, Facebook Messenger, WhatsApp and other platforms; (v) email marketing for audience engagement; and (vi) telephony, for inbound and outbound voice communication. Surrounding these channels and tactics, our customers also need easy-to-use tools to run their businesses.

- **Technology that is easy-to-use, reliable, secure, efficient, performance enhancing and evolves with their needs.** Our customers vary significantly, but they remain the same in their need for an integrated platform and set of tools that enable their domain, website, marketing and commerce solutions to easily work together as their ideas grow and become more complex. Our customers expect reliable products and want to be confident that their digital presence is secure, even when customized. Our customers work on their ideas whenever and however they can and need solutions fitting their lifestyle and schedule. Our products and services provide a platform that can meet the range of needs, demands and levels of sophistication of our customers, from those that may not be technologically savvy to more sophisticated customers such as WebPros. In addition to our standalone products, Airo helps small businesses establish their online presence and grow through AI-powered tools that assist with domain searches, logo and image creation, website and social media posts, ad design and email marketing campaigns.

- **Connecting with a real person when they need help.** Depending on their journey, a customer may seek guidance on setting up a website, launching new features or trying a new product or service and they need that guidance on their time. Our customers need real people who are readily available and can provide care to customers at all levels of technical sophistication. In addition to guiding our customers along their journey, we also provide support by handling the most difficult and arduous tasks for them through a collection of managed service offerings, and customers who utilize Airo-enabled solutions get access to personalized support for website content, logos, ready-to-use social media posts and more.

- **Affordable solutions**. Our customers often have limited financial resources and may be unable to make large, upfront investments in the latest technology. Our customers need affordable solutions that deliver impactful results to level the playing field with the tools that allow them to appear and act as bigger ventures. We aim to provide affordable products and services for our customers at every level to support their businesses.

Serving our customers' needs creates deep relationships, where we are viewed as not just a solution provider, but also a guide and partner to their journey on the Entrepreneur's Wheel. This makes for a favorable business and economic model, aligning the interests of GoDaddy and our customers.

Our stable and durable business model is driven by strong brand recognition, efficient customer acquisition, high customer retention rates, increasing lifetime spend of our customers and our ability to attract high intent customers. In 2024, we generated $4,573 million of revenue, up 7.5% from $4,254 million in 2023, and we generated $5,039 million in total bookings, up 9.5% from $4,603 million in 2023. We believe the breadth and depth of our product offerings, seamless ease-of-use in a one-stop shop and the high-quality, personalized guidance and responsiveness from GoDaddy Guides continues to build strong customer relationships leading to our high customer retention rates. For the year ended December 31, 2024, our customer retention rate was approximately 84%, a slight reduction from the approximate 85% in each of the four years prior, due to divestitures, migrations and the end of life of certain products as part of our efforts to streamline brands outside the GoDaddy platform. For the year ended December 31, 2024, retention for customers within the GoDaddy platform, which represents the vast majority of our customers, was approximately 87%. The retention rate for our customers who had been with us for over three years as of December 31, 2024 was approximately 90%. Greater than 89% of our total revenue was generated by customers who were also customers in the prior year. In addition, in 2024, we had over 1.8 million customers who each spent more than $500 a year on our product offerings.

Our Advantages

Our customers serve many roles in their business; they simultaneously run marketing, accounting, service delivery operations, customer service, people operations and many other tasks. Time is their most valuable resource and complexity is their hindrance; our customers want an impactful online presence, but may not have the time and skills to make that happen. Our goal is to be a trusted partner to these entrepreneurs, bringing together the technology, ease of use and guidance necessary to bring their ideas to life online. We believe the following strengths provide us with competitive advantages in serving these needs:

Global Brand Awareness. Our global brand benefits from high awareness as a leading domain name provider, with approximately 81 million domains under management as of December 31, 2024. Based on information reported in VeriSign's most recent Domain Name Industry Brief, this represented approximately 22% of the approximately 362 million domain names registered worldwide as of December 31, 2024. Our global presence gives us the ability to leverage our brand — a competitive advantage when customers search for products and solutions. We have 20.5 million paying customers and a customer retention rate of approximately 84% for the year ended December 31, 2024. We market and sell to customers in over 200 markets around the world and in 2024, 49% of our customer base and approximately a third of our revenue was derived from our international presence.

Seamlessly Intuitive Experiences. Our customers often self-identify as non-technical and inexperienced in areas such as marketing, content creation and customer management. Because they may lack the expertise to take full advantage of powerful tools, customers may be overwhelmed as they attempt to build and maintain their business. Our solutions aim to simplify this complexity with seamlessly intuitive experiences.

For example, with Managed WordPress, we help reduce the complexity of launching and managing WordPress sites so our customers can stay focused on growing their business, not managing complex WordPress hosting tasks. We provide this on a fully managed platform that delivers fast performance and AI-powered site creation. With Websites + Marketing, our proprietary CMS, we incorporate seamlessly intuitive experiences by uniting marketing, content, commerce and customer management tools into a single experience.

Additionally, with Airo, an experience that can help proactively build and grow our customers' businesses with AI, we aim to reduce complexities for our customers through an experience that can anticipate their needs and provide solutions through informed interactions, small business industry expertise, knowledge queries and best practices. Airo can help our customers build their identity with domain searching, personalized logos, email inboxes and email templates and aims to help our customers grow their business with proactive email and text messages, proposed product descriptions and social media posts, conversational UI landing pages and auto-generated product catalogs.

We also seek to leverage data and insights to personalize the products and experiences of our customers as well as tailor our solutions and marketing efforts to each of our customer groups. The automation and content creation abilities inherent in these tools elevate the discoverability of and engagement with our products, creating a true one-stop-shop experience. This further enhances our customers' capacity to market their products, sell online, manage their businesses and grow, all in a seamless, low-friction manner. We constantly seek to improve our website, marketing programs and customer care to intelligently respond to each stage of our customers' lifecycles and identify their specific product needs based on experimentation. This allows us to interact more frequently with our customers and understand what products work well for them. We intend to continue investing in our technology and data platforms to harness the power of generative AI to further enable our personalization efforts and make our products even more intuitive for our customers.

Personalized Guidance. Our customers deeply value expertise and know-how, which has been part of the GoDaddy DNA since our founding. Our customers' needs are highly individualized and unique to their ventures, which we believe makes operating a guidance experience – at scale – a competitive advantage.

In recent years, we extended this competency into several new interfaces and subject matters. These interfaces allow us to take learnings and insights gained from customer interactions to build and grow our product and service offerings and drive more thoughtful engagements for our customers. For example, within our Websites + Marketing platform, we are now creating customized action plans for our customers as they seek to market their businesses in a number of different channels based on the type of their venture and their geography. We have also significantly increased the training and engagement content available to our customers, through a number of different content forums and across platforms like YouTube and Instagram. In addition, customers who utilizeAiro-enabled solutions get access to personalized support for website content, logos, ready-to-use social media posts and more.

GoDaddy Venture Forward Research Initiative. Established in 2018, GoDaddy's Venture Forward research initiative quantifies the impact that more than 20 million online businesses (measured by a unique domain and an active website) have on their economies. Most of these businesses employ fewer than ten people, categorizing each as a microbusiness. While these microbusinesses may be small, their impact on economies is outsized even though they are often too informal or too new to show up in traditional government statistics. Venture Forward's data helps those studying, reporting on or advocating for entrepreneurs understand developing themes and insights into microbusiness/digital entrepreneurship. The data also helps us better understand our customers' mindsets, the requirements and challenges they face from start-up through more substantial developments, their aspirations as well as their current circumstances. We can also tailor topics covered by our survey to reflect current events, providing real time updates that can inform on key insights and themes from the populations surveyed. We update this information quarterly and share it to download for free.

Operations

Human Capital

Our people embody the same grit and determination as our customers. Our world-class engineers, designers, marketers and GoDaddy Guides share a passion for technology and its ability to change our customers' lives. We live by the same principles that enable our customers' ideas to survive and thrive, including owning outcomes, building value, joining forces, working courageously and living passionately. Our relentless pursuit of building value and doing right for our customers has been a crucial ingredient of our growth.

As of December 31, 2024, we employed 5,518 people worldwide, made up of 2,131 in care and services (who comprise a portion of our GoDaddy Guides), 2,247 in technology and development, 367 in marketing and advertising and 773 in general and administrative functions. In addition, GoDaddy partners with various third-party providers and vendors to provide contracted care and support services to our customers; approximately 3,700 individuals are employed with or engaged by our external partners. These third-party providers are primarily located in international markets, most significantly in India, the Philippines, and Malaysia. A majority of our employees are based in the U.S. and Europe. None of our U.S. employees are represented by a labor union or are party to any collective bargaining agreement in connection with his, her or their employment with us. Certain of our employees in Germany are represented by employee works councils and some other internationally based employees are represented by worker representatives in accordance with local regulations.

At GoDaddy, we strive for a workplace culture where everyone has the opportunity to thrive. We support this goal by focusing on key human capital initiatives including:

- **Compensation, Pay Parity and Benefits.** We actively work to attract a diverse employee population and are committed to providing equitable opportunity in all aspects of employment. In line with this, our compensation programs and practices are designed to compensate our employees fairly based on the work that they perform. Our Compensation and Human Capital Committee aims to design compensation programs that align our pay for performance philosophy at each stage at which compensation decisions are made, including at hire, promotion and throughout the annual compensation cycle. Since 2015, we have published an annual diversity and pay parity report and, according to our analysis, we continue to compensate our male and female employees substantially the same for performing similar jobs across the company for all entities included in our analysis. In 2017, we began reporting on our pay practices across U.S.-based employee populations and reported each year that, according to our analysis of such data, we have paid employees of color and white employees substantially the same for performing similar jobs across the company. In addition to these pay practices, we continue to offer employees a range of comprehensive and competitive benefits and well being offerings that support our human-centered approach and that allow us to attract and retain top talent.

- **Diversity, Equity, Inclusion and Belonging.** At GoDaddy, we are committed to attracting, hiring, and retaining the best talent from around the world. We strive to foster a diverse, inclusive and equitable workplace where all employees have the opportunity to learn, grow, and succeed. Our employee resource groups (ERGs) play an important role in supporting these goals. ERGs are voluntary, employee-led groups open to all employees that focus on the common topics, identities, affinities, and interests that matter to our people. Aligning with our values of joining forces and respecting one another, our ERGs help employees connect with one another, feel a sense of belonging at GoDaddy, support one another's professional development and come together. We also continuously work to have hiring, development, and retention practices that enable GoDaddy to be an employer of choice for top talent globally. To do so, we leverage the expertise of organizations like the Human Rights Campaign, PulseLearning and VMware Women's Leadership Innovation Lab at Stanford University to understand best practices in these areas. As we work to make opportunity more inclusive for all, we remain committed to cultivating a workplace where our employees can thrive.

- **Talent and Career Development.** We commit to providing fulfilling career development opportunities for our employees. Through our learning and development initiatives, we aim to achieve three goals: (i) align employees to our company strategy and goals; (ii) connect employees through experiential learning; and (iii) grow employee skill sets for the future. We offer extensive learning opportunities to our employees spanning leadership, sales, service and technology and compliance training through e-learning, instructor-led content, video-based and blended platforms. We offer several leadership development opportunities including new manager onboarding, a leadership development program for managers and above, and a multi-month management program for our care and services managers. In addition, for our GoDaddy Guides, we offer continuing education and training programs that are immersive with environments, technology, and tools that enable active learning. We are also supporting our employees with the latest technologies to enhance and assist in productivity and learning, including AI solutions and software, such as our Guide Assist Bot, GABI, which supports our GoDaddy Guides as they provide care to our customers.

- **Employee Engagement.** We aim to create a working environment and culture in which our employees feel respected and supported to do their best work. To that end, we ensure that we are engaging, listening and responding to employee concerns through our annual anonymous employee engagement survey known as GoDaddy Voice. Approximately 84% of our employees participated in the survey in 2024. We monitor employee responses to identify areas of opportunity and set goals and expectations for improvement to ensure employees feel connected and engaged with GoDaddy's mission, our customers and their own teams. Following a comprehensive review, the key results, areas of progress and opportunity, and plans for improvement are shared with all employees.

- **Community Engagement.** Our social impact work, overseen by our Corporate Sustainability & ESG team, is an extension of our company vision and mission. Through our global volunteer and matching programs, we enable our employees to volunteer in their communities with paid time off, and we match employee donations to qualifying nonprofits of choice up to $1,500 per employee per year or country equivalent. In addition, our employees can earn funds for qualifying nonprofits they volunteer with through our volunteer rewards program.

Our Board and the Compensation and Human Capital Committee oversee our human capital management programs, practices and strategies. Additional information on these matters and their oversight can be found in our annual proxy statement.

Our most recently published pay parity practices and Company-wide gender and racial/ethnic representation are published in our annual sustainability report, which is available on our website along with our recent EEO-1 Report.

Technology and Infrastructure

Our products, customer experiences and business systems are enabled by our technology and infrastructure to provide scalability, security and flexibility. Technology and development expenses, including those expenses related to our technology platform, were $814 million, $840 million and $794 million in 2024, 2023 and 2022, respectively. The growth in our technology and development expenses has been driven primarily by our focus on enhancing customer experiences through the use of software-driven products. Additionally, we offer Domain Registry and Corporate Domains solutions to our customers. We built a scalable infrastructure platform allowing us to optimize for economies of scale and enable next-generation hosting architecture for our customers, while investing in faster, denser and more efficient data centers, improved network connectivity and improved resiliency, both domestically and internationally.

We aim to provide a reliable and secure global platform and infrastructure. Our investments in technology, including engineers, patents, online security, customer privacy, reliable infrastructure and data science capabilities, enable us to innovate and deliver personalized solutions to our customers. Our API-driven technology platform is built on state-of-the-art, open source technologies like OpenStack and other large-scale, distributed systems. Additionally, our platform allows our developers to create new and enhanced products or product features assembled from common building blocks leading to faster deployment cycles. We believe our products work well together and are more valuable and easier to use together than if our customers purchased them individually from other companies and tried to integrate them. As of December 31, 2024, we had 2,247 employees in technology and development and 368 issued patents in the U.S. and other countries covering various aspects of our product offerings. Additionally, as of December 31, 2024, we had 11 pending U.S. and international patent applications and intend to file additional patent applications in the future.

Physical Infrastructure and Management

Our physical technology infrastructure supports our products, experiences and business systems through servers located in data centers around the world. As a leading website hosting platform, we invest significantly in our peering architecture and underlying infrastructure management to handle significant Internet traffic at low bandwidth costs. We invest in the automation of common physical data center components like servers, load balancers, switches and storage, and we use open source solutions when possible to automate manual processes and thereby reduce the risk of human error and lower costs. Additionally, we leverage a common automated infrastructure based on OpenStack and Kernel-based Virtual Machine (KVM) to enable next-generation services. We continue to migrate many of our non-hosting products and internal systems to Amazon Web Services (AWS) and an optimized company owned cloud infrastructure. These and other efforts have reduced our managed physical footprint by approximately 80% over the last three years, and have accelerated our ability to provide speed and reliability in both our product and customer experiences. These efforts and our technology infrastructure footprint allow us to scale and provide our customers with valuable products at affordable prices.

Customer Experience and Business Systems

Our platforms provide our global customers easy-to-use products, by allowing us to experiment and quickly deploy improvements incorporating our data insights. Our investments in our platform capabilities include the following:

E-commerce Platform and Application Services. We invest in the architecture and capabilities of our e-commerce platform to create an ecosystem where we can rapidly scale up or down and integrate with third-party offerings. The platform broadens our distribution channels by being extensible and allowing resellers to easily sell our products. We seek to continuously launch new and relevant applications and streamline our existing offerings to provide the best user experience to our customers.

Data Platform. Our horizontal data platform helps us be a trusted source of data about our customers and their online ideas through accurate, meaningful and easily consumable data insights, which allows us to build best-in-class, personalized experiences for our customers. Our data platform is key to helping us deepen our customer and business insights, which enable innovation through instrumentation, experimentation and analysis.

Content and Marketing Platform. Our content and marketing platforms leverage the latest technology, operational and production models that enable us to deliver customer-centric digital experiences at an accelerated pace through multiple touchpoints and channels. Our content platform and content creation processes help us realize efficiencies and scalability, which enhance our ability to drive new, high-quality products and customer experiences to market faster. We focus on driving advancements in experimentation, the speed and volume of content creation, localization and content self-service, while ensuring platform availability and performance. We also deliver new engagement marketing capabilities that improve business effectiveness and customer experiences.

Product Development

We continue to expand the ways we serve our customers to adjust to their changing needs from primarily domain name registration and hosting to a broader spectrum of offerings. Our primary website building products (Websites + Marketing, Managed WordPress), website security suite, email offerings (Microsoft 365), commerce products and domain aftermarket each represent significant need states that are complementary to our long-standing offerings and benefit from our strengths as a company in human-infused technology. Our key product development initiatives include:

Powering a Simple and Effortless Presence. We offer a range of solutions that help our customers publish their ideas online, including Websites + Marketing and Managed WordPress. These solutions combine mobile-optimized website builders with an integrated set of marketing and e-commerce tools, all of which is enhanced with AI. We continue to invest in Websites + Marketing and other tools, templates and technology to make building, maintaining and updating a professional looking mobile or desktop presence simple and easy. We harnessed the foundational expertise we cultivated with respect to AI to introduce multiple customer-facing capabilities in generative AI across our suite of products, including Airo to deliver personalized website content, logos, domains, ready-to-use social media posts, marketing calendars, email communications and more. The automation and content creation abilities inherent in these tools elevate the discoverability of and engagement with our products, creating a true one-stop-shop experience. This further enhances our customers' capacity to market their products, sell online, manage their businesses and grow, all in a seamless, low-friction manner.

Making the Business of Business Easy. Our business applications range from domain-specific email and email marketing to telephony services and payment tools to help our customers communicate with their customers and grow their ideas. For example, GoDaddy Conversations is a communications platform that helps small businesses support, engage and convert customers through email, text, online chat, social media, voice and video conversations. GoDaddy Conversations is also integrated with Google's Business Messages, allowing customers with Websites + Marketing plans to receive messages from their customers using Google Search and Google Maps. We intend to continue investing in the breadth of our product offerings to help our customers connect with their customers and run their ventures.

The Next Generation of Naming. We are a global leader in domain name registration, with approximately 81 million domains under management. We offer easy and efficient domain name search tools through our website and mobile application, including search using business descriptions, which enables GoDaddy to better understand intent and suggest a wide variety of creative domain and business name recommendations that suit a customer's needs. Customers can now also use Airo to generate unique domain name suggestions. In addition, through GoDaddy Registry, we operate or provide back-end registry services to approximately 180 TLDs. We also offer an expanded secondary market to help match buyers to sellers who already own domains. With GoDaddy Auctions, customers can find the perfect domain or invest in an inventory of domain listings and exclusive expired auctions, and they can even watch and bid on domains at auction and stay on top of current bids with our GoDaddy Investor mobile application. We continue to invest in search, discovery and recommendation tools and transfer protocols for both primary and secondary domains. In 2024 we started preparations for and work on an approach towards our participation in the next ICANN gTLD round. These efforts will continue throughout 2025. In addition, GoDaddy Registry now provides domain name blocking that is designed to help rights holders to take control of their online identity.

Partnering Up. Our flexible platform enables us to form strategic partnerships and quickly launch new products and offerings for our customers, including through partnerships such as Microsoft 365 for productivity solutions. Additionally, we have built a robust pipeline of future partnership opportunities to continue identifying value-added product and service offerings.

Harnessing the power of generative AI for our customers. We design our generative AI-powered tools and experiences to enhance our customers' discoverability of and engagement with the full suite of our product offerings and reduce the friction inherent in establishing their online presence and growing their businesses. With such tools, our customers can go from idea to domain to fully published website and content creation abilities in just minutes. In 2023, we introduced Airo, an AI-powered experience designed to build and help grow businesses online, implemented powerful generative AI tools into Websites + Marketing and brought AI-powered solutions to GoDaddy Pros with GoDaddy's AI Assistant in the Pro Hub. In 2024, we continued to build our AI-powered solutions and capabilities with the following:

- *GoDaddy Airo*: Continued to build Airo with increased investments in marketing initiatives to support a broader rollout to our customers, and now include Airo for customers that start with a website purchase. Airo also now provides advanced logos and imagery, as well as marketing tools to help our customers grow their businesses.

- *Site Optimizer:* Introduced our Site Optimizer tool, which can inspect any website and provide actionable recommendations to improve performance.

- *Managed WordPress*: Expanded AI generated content in Managed WordPress, including optimized and enhanced models to generate content for multiple pages of our customers' websites making it easier for customers to build and publish websites.

Helping customers sell anything anywhere. Our commerce solutions are designed to grow with our customers' businesses by enabling them to seamlessly sell both offline and online, from online marketplaces and social platforms, while easily managing their sales in one place. In 2024, we launched and upgraded the following commerce products and services:

- *GoDaddy Payments Canada:* Launched our first international market for GoDaddy Payments with the expansion into the Canadian market, offering Canadian merchants the lowest pricing compared to leading Canadian providers, and similar processing and payment acceptance solutions our U.S. merchants enjoy.

- *Tap to Pay on GoDaddy App:* Launched Tap-to-Pay capability in the GoDaddy Mobile App for Android phones, lowering the barrier for millions of small businesses to start accepting in-person, contactless payments in a seamless, low-friction sign-up experience.

- *Smart Terminal Flex*: Launched the new GoDaddy Smart Terminal Flex, a powerful and compact POS device in the GoDaddy Smart Terminal line that is powered by GoDaddy Payments.

- *GoDaddy Payments' Subscription Plans*: Launched two new subscription plans for GoDaddy Payments customers that combine lower transaction fees with advanced commerce features like customized invoices and Pay Links, online ordering, inventory management capabilities, and access to GoDaddy Payments' credit card surcharge program and rate saver.

In the future we will continue to innovate in commerce solutions that are easy-to-use, allow our customers to sell anywhere and at industry-low card transaction pricing.

Marketing

We believe GoDaddy is one of the most recognized Internet brands in the U.S. with high brand awareness globally. We established this high level of brand awareness primarily through our advertising campaigns across various platforms including television commercials, print, online and billboards and supplemented these advertising campaigns with our own entrepreneurial customers and social media influencers. Our strong brand helped us attract and retain 20.5 million customers as of December 31, 2024. We intend to continue investing in our brand as we seek to further grow our total customers.

We complement our brand marketing efforts with focused and metric-driven direct response marketing to acquire new customers. We use a variety of targeted online marketing programs for lead generation, including search engine marketing, search engine optimization and targeted email and social media marketing campaigns, as well as more traditional direct marketing and indirect channel partner marketing programs, to drive interest in our products and traffic to our websites. As part of this effort, we regularly run campaigns simultaneously and constantly refine our media mix across our channels.

Central to our international strategy is a philosophy of scaling our product offerings and customer experience and deploying them through our global infrastructure. As of December 31, 2024, we had approximately 10.0 million customers outside of the U.S. and derived approximately 32%, 32% and 33% of our total revenue from international sales in 2024, 2023 and 2022, respectively. We built a dedicated team responsible for ensuring scaling and, when necessary, the localization of our core product offerings as well as our customer care and marketing efforts. Our historical international investments have enabled us to successfully launch and expand our business outside the U.S. and as of December 31, 2024, we market and sell to customers in over 200 markets around the world. We take a rigorous approach to managing the level of investment we make and expect to make in each geographic market where we have a presence or expect to have a presence based on a market tier approach.

Competition

We provide cloud-based solutions enabling individuals, businesses and organizations to establish an online presence, connect with customers and manage their ventures. The market for our products and services is highly fragmented and competitive. These types of products and solutions continue to evolve, creating opportunity for new competitors to enter the market with point-solution products or address specific segments of the market. In some instances, we use commercial partnerships with companies with which we also compete. We consider the following to be a representative list of competitors we face in some of the major areas we operate in:

- With respect to our Core Platform products and services: Newfold Digital, Namecheap, Tucows, Dynadot, GMO, Cloudflare, Let's Encrypt, SEDO, Comodo, Hostinger and Identity Digital;

- With respect to our A&C products and services: Shopify, Block, BigCommerce, Stripe, PayPal, Liquid Web, SiteGround, WP Engine, Zoho, Mindbody, Toast, Yelp, OpenTable, TikTok, Meta and WeChat; and

- With respect to both our Core Platform and A&C products and services: Wix, Squarespace, Automattic, Ionos, Google, Amazon, Microsoft, Alibaba and Tencent.

We believe the principal competitive factors include product capabilities meeting customer requirements, a secure, reliable and integrated technology platform, cost-effective customer acquisition, brand awareness and reputation, customer service and support and overall customer satisfaction. We believe we compete favorably with respect to each of these factors. For additional information, see "Risk Factors."

Regulation

Our business is subject to regulation by the Internet Corporation for Assigned Names and Numbers (ICANN), federal and state laws in the U.S. and the laws of other jurisdictions in which we do business.

ICANN. The registration of domain names is governed by ICANN, a multi-stakeholder private sector, not-for-profit corporation formed in 1998 for the express purposes of overseeing a number of Internet related tasks, including management of the Domain Name System (DNS), allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. We are accredited by ICANN as a domain name registrar and registry and thus our ability to offer domain name registration products is subject to our ongoing relationship with, and accreditation by, ICANN. The regulation of Internet domain names in the U.S. and in foreign countries is subject to change.

ccTLD Authorities. The regulation of ccTLDs is governed by national regulatory agencies of the country underlying the specific ccTLDs, such as the U.S. (.us), Colombia (.co), China (.cn), Canada (.ca) and the UK (.uk). Our ability to sell ccTLDs is dependent on our and our partners' abilities to maintain accreditation in good standing with these various international authorities.

Advertising and promotional information presented on our websites and in our products, and our other marketing and promotional activities, are subject to federal and state consumer protection laws regulating unfair and deceptive practices. U.S. federal, state and foreign legislatures have also adopted laws, rules and regulations regulating numerous other aspects of our business. Regulations relating to the Internet, including laws governing online content, user privacy and data protection, automatic renewal laws, taxation, and liability for third-party activities, are particularly relevant to our business. A sample of such laws, rules and regulations is discussed below.

Communications Decency Act (CDA). The CDA regulates content of material on the Internet, and provides immunity to Internet service providers and providers of interactive computer services for certain claims based on content posted by third parties. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on registrars' servers unless they participate in creating or developing the content. The Stop Enabling Sex Traffickers Act and Allow States and Victims to Fight Online Sex Trafficking Act of 2017, which became effective in April 2018, amend certain portions of the CDA, which may limit the immunity previously available to us under the CDA.

Digital Millennium Copyright Act (DMCA). The DMCA provides domain name registrars and website hosting providers a safe harbor from liability for third-party copyright infringement. To qualify for the safe harbor, however, registrars and website hosting providers must satisfy numerous requirements, including adopting a user policy providing for termination of service access of users who are repeat infringers, informing users of this policy and implementing the policy in a reasonable manner. In addition, registrars and website hosting providers must expeditiously remove or disable access to content upon receiving a proper notice from a copyright owner alleging infringement of its protected works. A registrar or website hosting provider failing to comply with these safe harbor requirements may be found liable for copyright infringement.

Anti-Cybersquatting Consumer Protection Act (ACPA). The ACPA was enacted to address piracy on the Internet by curtailing a practice known as "cybersquatting," or the bad-faith registration of a domain name identical or similar to another party's trademark, or to the name of another living person, in order to profit from that name or mark. The ACPA provides that registrars may not be held liable for damages for registration or maintenance of a domain name for another person absent a showing of the registrar's bad faith intent to profit. Registrars may, however, be held liable if their activities are deemed outside the scope of basic registrar functions.

Lanham Act. The Lanham Act governs trademarks and false advertising. Case law interpreting the Lanham Act has limited liability for many Internet service providers such as search engines and domain name registrars. Nevertheless, there is no statutory safe harbor for trademark violations comparable to the provisions of the DMCA, and we may be subject to a variety of trademark claims in the future.

Privacy and Data Protection. In the areas of personal privacy and data protection, the U.S. federal and various state and foreign governments have adopted or proposed limitations on, and requirements associated with, the collection, distribution, use, storage and security of personal information of individuals. In addition, in several jurisdictions in which we operate, data protection is more highly regulated and rigidly enforced. For example, the European Union (E.U.) has enacted the General Data Protection Regulation (GDPR), which includes stringent operational requirements for processors and controllers of E.U. personal data with broad extra-territorial effect and imposes significant penalties for non-compliance. In addition, California enacted the California Consumer Privacy Act in 2018, effective January 1, 2020, which was further modified by the passage of the California Privacy Rights Act (CPRA, and collectively, CCPA). The CCPA and its associated regulations require covered companies to provide specific disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales and sharing of personal information for advertising and other purposes. Numerous other U.S. states have adopted or are considering laws, rules and regulations relating to processing of personal information that apply to our business. We expect compliance with the increasing number of these laws, rules and regulations to be more burdensome and costly for us.

Payments Regulation. Various U.S. federal, state and international laws, rules and regulations govern the payments industry, including the Bank Secrecy Act of 1970 and state money transmitter licensing laws. Our payments services may become subject to regulation by authorities, which would subject us to, among other things, (i) record-keeping, reporting and bonding requirements, (ii) limitations on the investment of customer funds and (iii) inspection by state and federal regulatory agencies. In order to offer retail point-of-sale solutions that connect to payment networks, retail point-of-sale providers must certify their products and services with the payment card networks, financial institutions and payment processors, as well as comply with government and telecommunications company regulations including those imposed by the U.S. Federal Communications Commission (FCC) and similar telecommunications authorities worldwide.

Artificial Intelligence. AI is the subject of evolving review by various governmental and regulatory agencies around the globe. For example, the E.U. has enacted the EU AI Act, which regulates the development, deployment and use of AI systems with broad extra-territorial effect. In the U.S., various laws, regulations, rules, orders and directives have been proposed or implemented relating to the development, deployment, and use of AI. The regulatory and legal requirements relating to AI are evolving rapidly. Similarly, intellectual property ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by U.S. courts or other federal or state laws, rules or regulations. We are continually monitoring developments in global AI laws, rules and regulations to evaluate and comply with requirements applicable to our business.

Laws, rules and regulations relating to our activities are unsettled in many jurisdictions and may prove difficult or impossible to comply with in some jurisdictions. Additionally, federal, state, local and foreign governments are also considering legislative and regulatory proposals that would regulate the Internet and our activities in more and different ways than exist today. Laws, rules and regulations in the U.S. or in foreign jurisdictions may be applied in new or different manners in pending or future litigation. Further, other existing bodies of law, including the criminal laws of various jurisdictions, may be deemed to apply to our activities, or new statutes or regulations may be adopted in the future. It is also impossible to predict whether new taxes will be imposed on our services, and depending upon the type of such taxes, whether and how we would be affected.

Intellectual Property and Proprietary Rights

Our intellectual property and proprietary rights are important to our business. We rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality and access-related procedures and safeguards and contractual provisions to protect our proprietary technologies, confidential information, brands and other intellectual property.

As of December 31, 2024, we had 368 issued patents in the U.S. and other countries covering various aspects of our product offerings. Additionally, as of December 31, 2024, we had 11 pending U.S. and international patent applications and intend to file additional patent applications in the future. As of December 31, 2024, we had 588 registered and 55 pending trademarks in jurisdictions including the U.S., E.U., UK, China and Germany.

We have non-disclosure, confidentiality and license agreements with employees, contractors, customers and other third parties, which limit access to and use of our proprietary information. Though we rely in part upon these legal and contractual protections, as well as various procedural safeguards, we believe the skill and ingenuity of our employees, the functionality and frequent enhancements to our solutions and our ability to introduce new products and features meeting the needs of our customers are more important to maintaining our competitive position in the marketplace.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the U.S. and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. In addition, we have a trademark and service mark enforcement program pursuant to which we monitor applications filed by third parties to register trademarks and service marks that may be confusingly similar to ours, as well as the use of our major brand names in social media, domain names and other Internet sites.

Corporate Information

We were incorporated in Delaware on May 28, 2014. Our principal executive offices are located at 100 S. Mill Ave, Suite 1600, Tempe, Arizona 85281, and our telephone number is (480) 505-8800.

Available Information

Our website is located at www.godaddy.com and our investor relations website is located at investors.godaddy.net. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our Proxy Statements (including any amendments thereto) are available through our investor relations website, free of charge, as soon as reasonably practicable after we file such reports with the SEC. We also provide a link to the section of the SEC's website at www.sec.gov that has all of the reports, proxy and information statements we file or furnish with the SEC.

Item 1A. Risk Factors

You should carefully consider the risks described below before making an investment decision in our common stock. Our operations and financial results are subject to various risks and uncertainties, including those described below and the other information in this Annual Report on Form 10-K and in our other public filings. If any of the following risks occur, our business, financial condition, reputation, operating results and growth prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, operating results, financial condition, reputation and growth prospects.

Risk Factor Summary

The following is a summary of the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

- If we are unable to attract and retain customers and increase sales to new and existing customers, our business and operating results would be harmed.

- If we do not successfully develop and market products that anticipate or respond timely to the needs of our customers, our business and operating results may suffer.

- The use of new and evolving technologies, such as AI, in our offerings may result in reputational harm and liability.

- We face significant competition for our products, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share.

- Our pricing decisions may adversely affect our ability to attract and retain customers.

- The future growth of our business depends in part on our international revenue. Our continued international presence could subject us to additional risks.

- We have taken significant actions to support profitable growth. These actions may not succeed. If we do not effectively manage future growth, our operating results will be adversely affected.

- Acquisitions and other strategic transactions, including investments or entries into new businesses, joint ventures, divestitures or other transactions, could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

- We are exposed to the risk of system failures and capacity constraints.

- We rely on information technology systems, including third-party cloud computing systems, and data centers to deliver many of our products and services. These information technology systems and data centers may experience outages, disruptions or degradations, and we may otherwise lose access to the services third-party service providers provide to us, any of which could impact our services, products and technology infrastructure.

- An actual or perceived cybersecurity incident could impair our ability to conduct business, provide our products or services, protect data, and comply with contractual or legal obligations, and may cause us to incur substantial costs, or subject us to significant liability.

- We rely on our marketing efforts and channels to maintain awareness of our brand and acquire new customers. These efforts may require significant expense and may not be successful or cost-effective.

- Our ability to increase sales of our products is highly dependent on the quality of our customer care. Our failure to provide high-quality customer care would have an adverse effect on our business, brand and operating results.

- Our failure to properly register or maintain our customers' domain names or comply with applicable laws, rules and regulations relating to domain name registration and maintenance could subject us to additional liability, regulatory action, expenses, claims of loss or negative publicity that could have a material adverse effect on our business.

- Our quarterly and annual operating results may be adversely affected due to a variety of factors, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

- Our level of indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business and our ability to react to changes in the economy or our industry, as well as divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

- Laws, regulations, policies or claims concerning the domain name registration system and the Internet in general, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our business.

- We are subject to local and international laws, rules, regulations and orders relating to the operation and security of our computer network and the processing of data, including personal data.

- Our business depends on our customers' continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

- Our business could be affected by new governmental regulations regarding the Internet.

- We may face liability or become involved in disputes over registration and transfer of domain names and control over websites.

- Our payments-related operations, including GoDaddy Payments, are subject to various laws, regulations, and restrictions. Our failure to comply with such rules, regulations, and restrictions regarding our payments-related operations or properly manage the risks inherent to such operations could materially harm our business.

- Our share price may be volatile, and you may lose all or part of your investment.

Strategic Risks

If we are unable to attract and retain customers and increase sales to new and existing customers, our business and operating results would be harmed.

Our success depends on our ability to attract and retain customers and increase sales to new and existing customers. Although our total customers and revenue have grown rapidly in the past, in recent periods our growth rates have slowed or declined, reflecting the larger size, scale and maturity of parts of our business. We cannot be assured that we will achieve increasing growth rates in future periods as our total customers and revenue could decline or grow slower than we expect as a result of a number of factors, such as lower demand or satisfaction with our solutions, the timeliness and success of new products or product enhancements, pricing of our solutions compared to our competitors, competitive conditions, customer spending levels, changes in the type and size of our customer base, the reliability and availability of our customer support, general economic and global market conditions, or other factors that are not known to us at this time.

We have experienced growth in recent years, due in large part to sustained subscription growth and strong levels of subscription renewals, including customers who expand their use of our integrated platform over time. Our costs associated with renewals are lower than costs associated with acquiring new customers and selling additional products to existing customers. Therefore, our inability to attract new customers, or a reduction in renewals, even if offset by an increase in other revenue could reduce our operating margins in the near term and could have a material adverse effect on our business, growth prospects and operating results.

Moreover, we focus our operations on entrepreneurs, customers with new ventures and those with established small and medium-sized businesses. We aim to grow our revenues by adding new customers, selling additional business solutions to these customers and encouraging them to continue to use and purchase our products and services. However, these customers often have limited budgets and may choose not to allocate resources to our solutions, especially in times of economic uncertainty or recessions. In addition, varying economic conditions could result in decreases or increases in business formations or failures of businesses we serve. If this market fails to be as lucrative as we project or we are unable to market and sell our services to these businesses effectively, or we are unable to increase sales of our products to all customer segments we target, or may target in the future, our ability to grow our revenues and maintain profitability will be harmed.

If we do not successfully develop and market products that anticipate or respond timely to the needs of our customers, our business and operating results may suffer.

The markets in which we compete are characterized by constant change and innovation, frequent new product and service introductions and evolving industry standards. We expect these markets to continue to rapidly evolve. Our historical success has been based on our ability to identify and anticipate customer needs and design products that provide our customers with the tools they need to grow their businesses. For example, in 2023 we launched Airo, an AI-powered, customizable experience designed to automatically build the interconnected pieces of what we call the "Entrepreneur's Wheel," to save our customers time and effort. We also continue to expand our commerce offerings, for example, by rolling out GoDaddy Payments in Canada, launching new SaaS plans offering premium commerce features and discounted fees, introducing a new point-of-sale device to our line of GoDaddy Smart Terminals and providing on-the-go solutions such as Tap-to-Pay in the GoDaddy Mobile App, Pay Links and Virtual Terminal.

We must continue to identify our customers' needs and develop new and enhanced technology to maintain our competitive position. The process of developing new solutions and enhancements is complex, uncertain and can be costly. Our new products or product enhancements could fail to attain meaningful customer acceptance for many reasons, including:

- failure to accurately predict market demand or customer preferences;

- failure to bring products to market on a timely or cost effective basis;

- defects, errors or failures in product design or performance;

- negative publicity about product performance or effectiveness, including negative comments on social media;

- the perceived value of our products or product enhancements relative to their cost;

- scalability of products or product enhancements;

- general satisfaction of our customers;

- changing regulatory requirements adversely affecting the products we offer; and

- poor business conditions for our customers or poor general macroeconomic conditions.

If our new products or enhancements do not achieve adequate acceptance by our customers, or if our new products do not result in increased sales or subsequent renewals, our competitive position will be impaired, our anticipated revenue growth may not be achieved and the negative impact on our operating results may be particularly acute because of the upfront technology and development, marketing and advertising and other expenses we may incur in connection with new products or enhancements.

The use of new and evolving technologies, such as AI, in our offerings may result in reputational harm and liability.

We are increasingly using new and rapidly evolving technologies, such as AI, to, among other things, develop new tools and products, and additional features in our existing products, including ongoing deployment and improvement of existing AI, and the development of new product technologies, such as generative AI. For example, in 2023 we launched Airo, an AI-powered, customizable experience designed to automatically build the interconnected pieces of what we call the "Entrepreneur's Wheel," to save our customers time and effort. There are significant risks involved in the development, adoption, use, deployment and maintenance of AI, such as an increase in intellectual property infringement or misappropriation, privacy, data protection, cybersecurity, confidentiality, operational and technological risks, as well as risks associated with harmful content, accuracy, bias and discrimination, any of which could affect our further development, adoption, use, deployment and maintenance of AI, and may cause us to incur additional research and development costs to resolve any issues arising from such risks. In addition to the foregoing risks, the introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns or other complications that could adversely affect our business, reputation or financial results.

Legal and regulatory frameworks related to the use of AI are rapidly evolving, as regulation of the use of AI continues to be considered and adopted by various U.S. and international governmental and regulatory entities, including the E.U., the Securities and Exchange Commission and the Federal Trade Commission (FTC). Several jurisdictions have also passed, or are considering, new laws, rules and regulations relating to the use of AI or its outputs. For example, in 2024, the E.U. adopted the E.U. AI Act and U.S. states, including Colorado and California, have adopted laws, rules and regulations directly relating to the use of AI or extending the application of existing laws, rules and regulations to AI systems and outputs. Any failure by us to comply with any AI-related laws, rules and regulations could result in fines and negative publicity, which could result in reputational harm and damage to our business. In addition, the future impact of these or other new laws, rules or regulations on us is uncertain. We may not be able to adequately anticipate or respond to new laws, rules and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. The costs of complying with such laws, rules or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

In addition, many existing laws, rules and regulations apply to certain aspects of AI, such as automated decision making affecting fundamental data subject rights. Similarly, the intellectual property ownership and license rights, including as related to copyright, surrounding AI technologies has not been fully addressed by international and U.S. courts or the laws, rules or regulations of the U.S., including U.S. states, and foreign jurisdictions. Any content created by us using generative AI tools may not be subject to intellectual property protection which may affect our ability to commercialize such content. The use or adoption of AI technologies in our products and services may subject us to copyright infringement or other intellectual property claims. If we, or third-party developers whose AI we rely on, do not have sufficient rights to use the data or other material used or processed by such AI technology, we also may incur liability through the actual or alleged violation of applicable laws, rules and regulations, third-party intellectual property, privacy, or other rights or contractual obligations. We may not always be able to anticipate how to comply with these legal and regulatory frameworks and we may have to expend resources to adjust our tools, products or other offerings to meet standards set by such frameworks, which may vary by jurisdiction if AI-related legal and regulatory frameworks are not consistent across jurisdictions. Any inability to appropriately comply with the evolving AI regulatory landscape could result in legal liability, regulatory action or brand and reputational harm.

Our reliance on the use of AI could also pose ethical concerns and lead to a lack of human oversight and control. If we enable or offer solutions that draw controversy, or these new offerings do not work as we describe them, we may experience brand or reputational harm, competitive harm or legal liability. Further, generative AI may create content that appears correct but is factually inaccurate, incomplete, insufficient, biased or otherwise flawed or contains copyrighted or other protected material, which may not be easily detectable despite internal policies and diligence efforts we may have in place which are designed to mitigate such deficiencies. To the extent we or our customers rely on such results, we could incur operational inefficiencies, competitive harm, brand or reputational harm, or other adverse impacts on our business and results of operations. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our personal, sensitive, proprietary or confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or our personal, sensitive, proprietary or confidential information, harming our competitive position and business. The rapid evolution of the use of AI requires and will continue to require resources to develop, test and maintain our products and services to help ensure that AI is implemented appropriately in order to minimize unintended and harmful impacts.

It is not possible to predict all of the risks related to the use of AI, and changes in laws, rules, directives and regulations governing AI may adversely affect our development, adoption, use, deployment and maintenance of AI or subject us to legal liability, regulatory action or brand and reputational harm.

Evolving technologies and administration of the Internet, and the resulting changes in customer behavior and customer practices may impact the value of and demand for our products, including domain names and our websites.

The domain name registration market continues to evolve and adapt to changing technology. This evolution has and may in the future include changes in the administration or operation of the Internet, including the creation and institution of alternate systems for directing Internet traffic without using the existing domain name registration system, or fundamental changes in the domain name resolution protocol used by web browsers and other Internet applications. The widespread acceptance of any alternative system, such as mobile applications or closed networks, could eliminate the need to register a domain name to establish an online presence and could materially and adversely affect our business.

In addition, businesses rely heavily on social media channels, such as Meta, TikTok, Snapchat, X and WeChat, to reach their customers, and consumers are accessing the Internet more frequently through applications on mobile devices. As reliance on these applications increases, domain names may become less prominent and their value may decline. We are dependent on the interoperability of our products with these applications and mobile devices. If we are unable to effectively integrate our products within these applications or on these devices, we may lose market share. These evolving technologies and changes in customer behavior may have an adverse effect on our business and growth prospects.

We face significant competition for our products, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share.

The market for our products and services is highly competitive and we expect this competition to continue in the future as existing and new competitors introduce new solutions or enhance existing solutions. In addition, given our broad product portfolio, we compete with niche point-solution products as well as broader solution providers. These types of products and solutions continue to evolve, creating opportunities for new competitors to enter the market with point-solution products or address specific segments of the market. Our competitors include providers of domain registration services, web-hosting solutions, website creation and management solutions, e-commerce enablement providers, payment facilitation providers, cloud computing service and online security providers, alternative web presence and marketing solutions providers and providers of productivity tools such as business-class email.

We and our competitors continue to invest in AI, including generative AI and integration of AI capabilities into products and services. AI technology and services are highly competitive, rapidly evolving, and at times require significant investment, including with respect to development and operational costs, to meet the changing needs and expectations of our existing and potential customers. Further, other companies may develop AI products and technologies that are similar or superior to our technologies or more cost-effective to deploy. Any failure to successfully develop, adopt, use and maintain AI products and services, or effectively manage the related operational risks, could harm our reputation. Refer to our risk factor "The use of new and evolving technologies, such as AI, in our offerings may result in reputational harm and liability" for further information concerning the legal and other risks arising from the development, adoption, use, deployment and maintenance of AI.

Some of our current and potential competitors could have greater resources, more brand recognition and consumer awareness, more diversified product offerings, greater international scope and larger customer bases than we do, and we may therefore not be able to effectively compete with them. In addition, some of our competitors may seek to disrupt the market by offering their services and products at low or no cost. If our competitors decide to devote greater resources to the development, promotion and sale of products in the markets in which we compete, or if the products offered by these companies are more attractive to or better meet the evolving needs of our customers, our market share, growth prospects and operating results may be adversely affected.

Increased competition in our industry could result in lower sales, price reductions, reduced margins, loss of market share and increased marketing expenses. Further, conditions in our market could rapidly and significantly change as a result of technological advancements, partnering by our competitors, market consolidation, the invention of similar or superior products and technologies or solution enhancements, which compete with our products and technologies. Our ability to continue to compete will depend upon our ability to provide better solutions than our competitors at more competitive prices. For additional information regarding our competitors, see the section titled "Competition," contained in Part I, Item 1 of this Annual Report.

Our pricing decisions may adversely affect our ability to attract and retain customers.

From time to time, we have changed our overall pricing model or the various price points of our products and services and we expect to do so in the future. However, no assurance can be given that any new pricing model or price points will be optimal and changes in our price points or pricing model could result in a loss of customers or bookings. In addition, our competitors have in the past implemented, and may in the future implement, various pricing and bundling strategies, including discounts and reductions in price, which may be similar to or more attractive than our own. Individuals as well as small and medium sized businesses have been and could be sensitive to price increases or swayed by different price points offered by competitors. If changes in our pricing model or price points are unsuccessful, or the strategies of our competitors are more successful than our own, we may be unable to attract new customers or retain our existing customers and we may be required to reduce prices or make other changes to our pricing model to remain competitive. Any of these developments could negatively impact our business, financial condition and results of operations.

The future growth of our business depends in part on increasing our international revenue. Our continued international presence could subject us to additional risks.

International revenue represented approximately 32%, 32% and 33% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. We continue to review and add systems as necessary to accept payments in forms common outside of the U.S., optimize our marketing efforts in numerous non-U.S. geographies, equip our customer care team with the knowledge to serve these markets and maintain or establish, as needed, customer care operations in overseas locations. Conducting and expanding international business subjects us to risks we generally do not face in the U.S., including:

- management, communication and integration problems resulting from language barriers, cultural differences and geographic dispersion of our customers and personnel;

- language translation of, and associated customer care guidance for, our products;

- compliance with international laws, rules and regulations, including laws, rules and regulations regarding consumer protection, the Internet and e-commerce or mobile commerce, intellectual property, online disclaimers and advertising, liability of Internet service providers for activities of customers especially with respect to hosted content, competition, anti-bribery, privacy, data protection and cybersecurity;

- accreditation and other regulatory requirements to do business and to provide domain name registration and registry services, web-hosting and other products in foreign jurisdictions;

- greater difficulty in enforcing contracts, including our universal terms of service and other agreements due to differences in local legal regimes and court systems;

- increased expenses incurred in establishing and maintaining office space and equipment for our international business;

- greater costs and expenses associated with international marketing and operations;

- greater risk of unexpected changes in regulatory practices, tariffs, trade disputes and tax laws and treaties;

- increased exposure to foreign currency risks;

- heightened risk of unfair or corrupt business practices in certain geographies, and compliance with anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act;

- compliance with market access regulations, tariffs and import, export and general trade regulations, including economic sanctions and embargoes;

- the potential for political, social or economic unrest, terrorism, hostilities or war; and

- multiple and possibly overlapping tax regimes.

Maintaining business in international markets has required and will continue to require management attention and financial resources. These additional costs may increase our costs of acquiring international customers, which may impair our ability to maintain profitability in the future. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international business.

Geopolitical changes could impair our growth prospects and adversely affect our business, operating results and financial condition, such as geopolitical events involving China, Ukraine/Russia and the Middle East. Certain of our operations and business are in higher risk regions such as China, India and Ukraine. We do not have material operations in China or Ukraine but our operations have grown, and we may continue to grow in India. Although we have not seen a material impact, these and other factors associated with our international business could impair our growth prospects and adversely affect our business, operating results and financial condition. In addition, following Russia's invasion of Ukraine, the U.S., UK and E.U. governments, among others, developed coordinated financial and economic sanctions targeting Russia. As such, we opted to shut down our GoDaddy website in Russia and removed support for the Ruble. Our business has not been materially impacted to date by the conflicts between Russia and Ukraine and in the Middle East. However, it is impossible to predict the extent to which our operations will be impacted or the ways in which geopolitical changes may impact our business in the long term.

We have taken significant actions to support profitable growth. These actions may not succeed. If we do not effectively manage future growth, our operating results will be adversely affected.

We continue to work to increase the breadth and scope of our business, operations and our product offerings. To support future growth, we must continue to improve our information technology and financial infrastructure, operating and administrative systems and our ability to effectively manage headcount, capital and processes. We are likely to recognize the costs associated with these actions earlier than some of the anticipated benefits, and the return on these actions may be lower or may develop more slowly than we expect. If we do not achieve the benefits anticipated from these actions, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

We have incurred, and expect to continue to incur, expenses relating to our investments in international business and infrastructure, such as: (i) our offerings and marketing presence in India, Europe, Latin America, the Middle East, North Africa, and Asia; (ii) our marketing spend to attract new customers, such as WebPros and Independents in non-U.S. markets; and (iii) investments in software systems and additional data center resources to keep pace with the growth of our cloud infrastructure and cloud-based product offerings. We have made, and may make in the future, significant investments in product development, corporate infrastructure, technology and development, marketing and our GoDaddy Guides.

As we continue to grow, our management, administrative, operational and financial infrastructure may be strained. The scalability and flexibility of our infrastructure depends on the functionality and bandwidth of our data centers, peering sites and servers. The number of total customers over the years and the increase in the number of transactions we process have increased the amount of our stored customer data. Any loss of data or disruption in our ability to provide our product offerings due to disruptions in our infrastructure, services or third parties we rely on could result in harm to our brand or reputation. Moreover, as our customer base continues to grow and uses our integrated platform for more complicated tasks, we will need to devote additional resources to improve our infrastructure and to enhance its scalability and security. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our operating and business results.

Acquisitions and other strategic transactions, including investments or entries into new businesses, joint ventures, divestitures or other transactions, could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we routinely evaluate opportunities that we believe could complement or supplement our business and address the needs of our customers, including possible acquisitions or investments in companies, talent, products, intangible assets or technologies, and for potential joint ventures, new lines of business, or other strategic investments. Such transactions could result in unforeseen operating difficulties and expenditures, and could involve a number of risks, such as:

- diversion of management's attention, available cash and other resources from our existing business;

- incurrence of substantial debt or requirements to issue equity securities;

- difficulty integrating and managing the acquired products, talent, technology and security infrastructures, new brands and acquired customers;

- exposure to litigation or other claims, including related to intellectual property, privacy, data protection, cybersecurity, AI, regulatory compliance practices or employment;

- unforeseen costs or liabilities;

- adverse tax consequences;

- retention and integration of employees from an acquired company, including potential risks and challenges to our company's culture, and ability to maintain and integrate systems and operations if such employees are geographically dispersed or choose not to work with us once acquired;

- compliance with new or increased regulatory requirements;

- adverse effects to our existing business relationships, lack of customer acceptance, or inability to attract new customers; and

- inability to compete effectively in a new line of business due to lack of experience or knowledge, or other external factors, such as competitive alternatives, potential conflicts of interest, or shifting market preferences.

In addition, we may have to pay cash, incur debt or issue equity securities to pay for future acquisitions, each of which could adversely affect our financial condition or the value of our Class A common stock. Equity issuances in connection with potential future acquisitions may also result in dilution to our stockholders.

If we fail to properly evaluate, execute or integrate acquisitions or investments, or are unable to effectively compete in a new line of business, the anticipated benefits may not be realized, we may be exposed to unknown or unanticipated liabilities and our business and growth prospects could be harmed. In addition, any future acquisitions, investments or other strategic transactions we complete could be viewed negatively by our customers, investors or industry analysts. Any inability to integrate completed acquisitions in an efficient and timely manner could have an adverse impact on our results of operations.

Our company's culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, passion and teamwork that we believe contribute to our success and our business may be harmed.

We believe a critical contributor to our success has been our company's culture, which we rely on to foster innovation, creativity, a customer-centric focus, passion, teamwork, collaboration and loyalty. We have invested substantial time and resources to build and maintain this culture. Any failure to preserve these aspects of our company's culture could negatively affect our ability to retain and recruit personnel and to ensure employees effectively focus on and pursue our company objectives. Our company's culture is central to our devoted GoDaddy Guides, who are a key component of the value we offer our customers. As we continue to evolve our business, expand our global footprint and product portfolio and rely more on remote, foreign and third-party workers, we may need to expend additional efforts and focus to maintain these important aspects of our culture, which could limit our ability to innovate and operate effectively. If we are not successful in these efforts, our growth and operations could be adversely affected.

Currently none of our employees in the U.S. are subject to collective bargaining agreements, however, if areas of our workforce were to organize, we may find it difficult to maintain our culture, cost structure and control over the delivery of our products, which could adversely impact our results of operations. Certain of our employees in Germany are represented by employee works councils and elsewhere some international employees are represented by worker representatives in accordance with local regulations.

Operational Risks

We are exposed to the risk of system failures and capacity constraints.

We have experienced, and may in the future experience, system failures and outages disrupting the operation of our websites or our products such as web-hosting and email, or the availability of our customer care operations. Our revenue depends in large part on the volume of traffic to our websites, the number of customers whose websites we host on our servers and the availability of our customer care operations. Accordingly, the performance, reliability and availability of our websites and servers for our corporate operations and infrastructure, as well as in the delivery of products to customers, are critical to our reputation and our ability to attract and retain customers. Any such system failure or outage could generate negative publicity, which could negatively impact our reputation and financial results. As we continue to transition many of our services to Amazon Web Services (AWS) to host our products, we have become, and may further become, more dependent on third-parties to accommodate the traffic to our websites and those of our customers.

We continually work to expand and enhance our website features, technology and network infrastructure and other technologies to accommodate current levels of and potential increases in (i) the volume of traffic on our godaddy.com and affiliated websites, (ii) the number of customer websites we host and (iii) our total customers. We may be unable to project accurately the rate or timing of these increases or to successfully allocate resources to address such increases, which could have a negative impact on customer experience and our financial results. In the future, we may be required to allocate additional resources, including spending substantial amounts to build, purchase or lease data centers and equipment and upgrade our technology and network infrastructure to handle increased customer traffic, as well as increased traffic to customer websites we host. We also expect to increasingly rely on third-party cloud computing and hosting providers such as AWS as we transition to the public cloud. We cannot predict whether we will be able to continue to add network capacity from third-party suppliers as we require it. In addition, our network or our suppliers' networks might be unable to achieve or maintain data transmission capacity high enough to process orders or download data effectively or in a timely manner. Our failure, or our suppliers' failure, to achieve or maintain high data transmission capacity could significantly reduce consumer demand for our products. The property and business interruption insurance coverage we carry may be subject to fact-dependent and incident-specific exclusions or may not be adequate to compensate us fully for losses that may occur.

We rely on information technology systems, including third-party cloud computing systems, and data centers to deliver many of our products and services. These information technology systems and data centers may experience outages, disruptions or degradations, and we may otherwise lose access to the services third-party service providers provide to us, any of which could impact our services, products and technological infrastructure.

To deliver our products and services, we rely on data centers and third-party service providers, including providers of cloud computing services, to perform certain technology, processing, servicing and support functions on our behalf. We own one data center in Arizona and lease our remaining data center capacity from wholesale providers. The reliable performance of our products and services depends on the continuing operation and availability of our information technology systems, including our data centers, and those of our external service providers, including third-party "cloud" computing services. The reliable delivery and stability of our products and services could be adversely impacted by security incidents, outages, disruptions, failures, natural disasters, terrorist attacks, human error, or degradations of our network and related infrastructure, including in the online platforms or services of key business partners that offer, support or host our products and services, or by other events outside or within our control, such as the migration of data among data centers and to third-party hosted environments, the performance of upgrades and maintenance on our systems, and effectively scaling our technological infrastructure, which we have undertaken in the past.

If we or our external business partners were to experience an event that caused a system outage, disruption or degradation, or if a transition among data centers or service providers or an upgrade or maintenance session encountered unexpected interruptions, unforeseen complexity or unplanned disruptions, our products and services may not be available to consumers or may not be delivered reliably and stably. In addition, if our agreements for our data centers and with our service providers are terminated, if we are unable to renew such agreements on commercially reasonable terms or at all, or if the service providers close the facilities or cease providing the services on which we rely, we may be required to transfer to a new service provider, and our agreements may not provide us with adequate time to transfer operations to a new facility in the event of a termination. As a result, our reputation and brand may be harmed, consumer engagement with our products and services may be reduced, and our revenue and profitability could be negatively impacted. We do not have redundancy for all our systems, many of our critical applications reside in only one of our data centers, and our disaster recovery planning may not account for all eventualities. In addition, we may have limited remedies against these third parties in the event of service disruptions. If third parties are unable to perform these functions on our behalf because of service interruptions or extended outages, or because those services are no longer available on commercially reasonable terms, our expenses could increase and our customers' use of our products could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Enhancements or migration of information and data to new technology platforms, systems or applications may disrupt our operations or could expose us to a cyber attack or other cybersecurity incident which could delay or interrupt service to our customers, harm our reputation, cause us to incur substantial costs or subject us to significant liability.

We maintain information and data (including personal data) on various platforms, systems and applications. From time to time, to support our growth, we review and make enhancements to our existing platforms or migrate information and data to new platforms, systems and applications. While we are engaged in this work, we may experience difficulties in managing our existing platforms, systems and applications, which could disrupt our operations, the provision of our products and services to our customers, the management of our finances and the reporting of our financial results. If we determine new platforms, systems or applications or updates to existing platforms, systems or applications are necessary, we may need to rely on legacy platforms, systems or applications while we plan for implementation of such new or updated platforms, systems or applications and such legacy platforms, systems or applications may not be able to scale efficiently as our business grows, which may delay future product or service launches or enhancements. In addition, any new platforms, systems or applications may operate differently than anticipated when introduced or when new versions or enhancements are released, or there may be unforeseen consequences as a result of these migrations that may cause disruptions to the availability of our products and services due to service outages, downtime or other similar issues that could harm our business. Further, our transition could involve significant time and expense. Our failure to improve our platforms, systems or applications, complete such implementations, enhancements or migrations on a timely basis, or a failure of such platforms, systems or applications to operate in the intended manner, may result in our inability to manage the growth of our business, successfully integrate our acquisitions and to accurately forecast and report our results, which could harm our financial condition and results of operations. In addition, the migration of information and data could subject us to additional risks of cyber attacks and other cybersecurity incidents, including improper access to our or our customers' data (including personal data) which could delay or interrupt service to our customers, cause us to not be in compliance with applicable local or international laws, rules or regulations or harm our reputation, any of which could cause us to incur substantial costs or subject us to significant liabilities. Refer to our risk factor "An actual or perceived cybersecurity incident could impair our ability to conduct business, provide our products and services, protect data, and comply with contractual or legal obligations, and may cause us to incur substantial costs, or subject us to significant liability" for further information.

We substantially rely upon AWS to operate our integrated platform, and any disruption of or interference with our use of AWS would adversely affect our business, results of operations and financial condition.

A substantial portion of our cloud infrastructure is provisioned through AWS, which hosts some of our products and platforms. Our customers need to be able to access our platform at any time, without interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We may experience interruptions, delays and outages in service and availability of AWS services due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints due to any number of potential causes, including technical failures, natural disasters, pandemics, fraud or cybersecurity attacks, all of which could impact our service to our customers. In addition, if the security of AWS is compromised, or our products or platform are unavailable or our users are unable to use our products within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, AWS or we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, our business, results of operations and financial condition may be adversely affected. In addition, any changes in service levels from AWS may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

We use AWS primarily for cloud-based server capacity and, to a lesser extent, storage and other optimization offerings. AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. We access AWS infrastructure through standard IP connectivity. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement for cause upon notice and upon our failure to cure a breach within 45 days from the date of such notification and may, in some cases, suspend the agreement immediately for cause upon notice. Although we expect that we could receive similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions on our platform and in our ability to make our products available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services. Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using our products, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

An actual or perceived cybersecurity incident could impair our ability to conduct business, provide our products and services, protect data, and comply with contractual or legal obligations, and may cause us to incur substantial costs, or subject us to significant liability.

Our operations depend on our ability to protect our information systems against interruption, a breach of confidentiality, or other damage from cybersecurity threats and incidents. Our large size and global computer network expose us to a wide variety of cybersecurity threats that include cyber attacks from individuals, organized crime groups, nation-state sponsored organizations, and others (collectively, threat actors). These cyberattacks can take many different forms, including but not limited to deploying malicious software, exploiting hardware and software vulnerabilities, social engineering, or other actions to gain access to our systems and data or disrupt our operations. In addition, cyberattacks are constantly evolving as threat actors discover new vulnerabilities and leverage new techniques and technologies, including through the use of AI. For example, we have experienced, and may continue to experience, an increase in social engineering attacks to conduct sophisticated phishing campaigns. Although we have made investments in cybersecurity defenses, we cannot guarantee that our defenses (or those of our third-party service providers) will be sufficient to prevent disruption or unauthorized access to our systems.

In addition to threats from external threat actors, we face internal cybersecurity threats related to our own operations. These threats may include human error, intentional misconduct, or accidental failures. Although we have made investments in cybersecurity defenses designed to guard against insider threats, we cannot guarantee that our defenses (or those of our third-party service providers) will be sufficient to prevent an insider from causing unauthorized disruption or access to our systems or data.

If our cybersecurity defenses (or those of our third-party service providers) are insufficient to prevent a cybersecurity incident, we may experience significant disruption of our business, substantial costs, reputational harm, and liability. Any actual or suspected cybersecurity incident may disrupt our business by, among other things, making our network, systems and services partially or totally unavailable or by destroying, corrupting, exposing, or otherwise unlawfully processing data necessary for us or our customers to conduct business. An actual or suspected cybersecurity incident also may cause us to incur a wide range of costs, including but not limited to acquiring new hardware and software to repair our systems or remediate the effects of the incident, retaining external consultants, and providing notice to affected customers, individuals, and government authorities. A cybersecurity incident also may cause reputational harm if, for example, customers believe that we are unable to protect our systems or their data (including sensitive, confidential, proprietary, and personal data). Finally, we have been and in the future may be subject to litigation or governmental investigations relating to our failure to prevent a cybersecurity incident.

We have purchased cybersecurity insurance to cover the costs and potential liability arising from cybersecurity incidents. Our coverage, however, includes significant deductibles. We also cannot ensure that our existing cybersecurity insurance coverage will be sufficient to cover the successful assertion of one or more large claims against us, continue to be available on acceptable terms, or at all, or that the insurer will not deny coverage as to any future claim. Thus, we cannot guarantee that our insurance will provide coverage for a specific cybersecurity incident or will be sufficient to cover all the potential costs and liabilities of any specific cybersecurity incident.

If we experience fraudulent activity relating to our, or our third-party vendors' products and services, we could suffer service interruptions or incur substantial costs.

Our products and services, and the products and services of our third-party vendors and partners, may be subject to fraudulent usage, including, but not limited to domain name hijacking, revenue share fraud, and other fraudulent schemes (external fraudulent activity). In addition, although our customers are required to set passwords or personal identification numbers

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to protect their accounts, third parties have in the past been, and may in the future be, able to access and use our customers' accounts through fraudulent means. Fraudulent activity can result in, among other things, interruption of our services to our customers, and substantial business and reputational harm to ourselves and to our customers. Although we implement multiple fraud prevention and detection controls, we cannot be certain that our efforts to address external fraudulent activity and the use of our, or our third parties' and vendors' products and services, will be successful in eliminating these threats, any of which could adversely affect our business, results of operations and financial condition.

We rely on our marketing efforts and channels to maintain awareness of our brand and acquire new customers. These efforts may require significant expense and may not be successful.

We use a variety of marketing channels to maintain awareness of our brand, including online keyword search, sponsorships and endorsements, television, radio and print advertising, email and social media marketing. Our GoDaddy Guides also market our brand through their recommendations of our products or solutions to specifically meet the needs of our customers. In order to maintain and grow our revenues, we need to continuously optimize and diversify our marketing campaigns and strategies and increase our efforts to expand customer awareness of our brand and portfolio of products. There can be no assurance that our marketing efforts will succeed. If we lose access to one or more of these channels, we may be unable to promote our brand effectively, which could limit our ability to grow our business. Protecting and maintaining awareness of our brand is important to our success, particularly for continued acceptance of our existing and future products and solutions, attracting new customers and increasing customer awareness of our full product portfolio. Further, if our marketing activities fail to generate traffic to our website, attract new customers or lead to new sales or renewals of our products at the levels we anticipate or our efforts to personalize our marketing efforts are not successful, our business and operating results could be adversely affected.

In the years ended December 31, 2024, 2023 and 2022, our marketing and advertising expenses were $356.9 million, $352.9 million and $412.3 million, respectively. If these costs or our customer acquisition costs increase or we fail to generate additional sales as a result of our marketing efforts, our business, operating results and financial performance could be adversely affected.

Our ability to increase sales of our products is highly dependent on the quality of our customer care. Our failure to provide high-quality customer care would have an adverse effect on our business, brand and operating results.

We believe our focus on high-quality customer care is critical to retaining, expanding and further penetrating our customer base, as well as generating additional sales of products to our customers. Our GoDaddy Guides have historically contributed significantly to our total bookings. For the years ended December 31, 2024, 2023 and 2022, approximately 8%, 9%, and 10% of our total bookings, respectively, were generated from the sale of product subscriptions by our GoDaddy Guides. Most of our current offerings are designed for customers who often self-identify as having limited to no technology skills. Our customers depend on our GoDaddy Guides to guide them as they create, manage and grow their identities, support their presence, both online and offline, and enable them with products to meet their commerce needs. Our GoDaddy Guides engage with customers through direct calls and/or via other communication channels, such as chat, social media and webcasts, and we continue to increase our self-serve solutions. As our customer base continues to grow, we must continue to broaden our portfolio of solutions, increase the scope of our solution deployments within our customers' IT infrastructure, and adapt our customer support organization to ensure our customers continue to receive the high level of customer service which they have come to expect. If we fail to maintain high quality customer care across our communications platforms to support our growing customers' needs, our reputation, financial results and business prospects may be materially harmed. Notwithstanding our commitment to customer care, our customers may occasionally encounter interruptions in service and other technical challenges, including those resulting from our GoDaddy Guides working remotely. An interruption in service and other challenges could negatively impact our business.

A portion of our GoDaddy Guides is engaged through third parties and not directly by us.

We continue to refine our efforts in customer care so we can adequately serve our domestic and international customers. A portion of our GoDaddy Guides is engaged through third parties and not employed by us. If our agreements with such third parties are terminated for any reason, including a breach of agreement, if such third parties or the GoDaddy Guides engaged through the third parties do not perform the level of service expected of GoDaddy or our customers, or if such GoDaddy Guides engage in misconduct, our business and reputation could be harmed and we may need to find and/or train alternative providers, which could increase our costs and delay services to our customers. In addition, such a disruption could adversely impact our ability to serve our customers and to sell products to new and existing customers and we may experience a decline in our subscription renewal rates and in our ability to cross-sell our products and our reputation may suffer, any of which could adversely affect our business, reputation and operating results.

If we are unable to maintain our contractual relationships with existing partners or establish new contractual relationships with potential partners, we may not be able to offer the products and related functionality our customers expect.

We maintain a network of different types of partners, some of whom create integrations with our products. For example, we partner with Microsoft Corporation to offer Microsoft 365 email and related productivity tools. We also work to make certain of our products interoperable with services such as Yelp, Google, Amazon, WhatsApp and Instagram. In addition, we provide payment options for customers' websites through providers such as PayPal, Stripe, Block and Mercado Libre. We have invested and will continue to invest in partner programs to provide new product offerings to our customers and help us attract additional customers. However, our relationships with our partners may not be as successful in generating new customers as we anticipate, which could adversely affect our ability to increase our total customers. Further, these integrated products could require substantial investment while providing no assurance of return or incremental revenue. We also rely on some of our partners to create integrations with third-party applications and platforms used by our customers, such as the email encryption service provided by Proofpoint, Inc., email backup and migration services provided by SkyKick and email archiving services provided by Barracuda. If our partners fail to create such integrations, or if they change the features of their applications or alter the terms governing use of their applications in an adverse manner, demand for our products could decrease, which would harm our business and operating results. If we are unable to maintain our contractual relationships with existing partners or establish new contractual relationships with potential partners, we may not be able to offer the products and related functionality our customers expect, we may experience delays and increased costs in adding customers, and we may lose existing customers. Any ineffectiveness of our partner programs could materially adversely affect our business and results of operations and may cause reputational harm. In addition, our partners may increase the fees they charge us or offer their services on terms that are less than favorable to us, including in connection with renewal negotiations. Such increased costs or less than favorable terms could result in increased costs to customers and potential loss of customers, which could have an adverse impact on our results of operations.

Our failure to properly register or maintain our customers' domain names or comply with applicable laws, rules and regulations relating to domain name registration and maintenance could subject us to additional liability, regulatory action, expenses, claims of loss or negative publicity that could have a material adverse effect on our business.

System and process failures related to our domain name registration service may result in inaccurate and incomplete information in our domain name database. Despite testing, system and process failures, cybersecurity threats and other vulnerabilities may remain undetected or unknown, which could result in compromised customer data, loss of or delay in revenues, failure to achieve market acceptance, injury to our reputation, increased product costs or other negative impacts, any of which could harm our business. Furthermore, the requirements for registering and maintaining domain names vary from registry to registry and are subject to change. We cannot guarantee we will be able to readily adopt and comply with various registry requirements. For example, the E.U.'s Network Information Security 2 Directive (the NIS2 Directive) requires, among other things, that registries and entities providing domain name registration services adopt policies and procedures, including verification procedures, to ensure that such entities maintain accurate and complete domain name registration data in their domain name databases. The NIS2 Directive has yet to be fully transposed into the E.U. member states' respective national laws, and the specific obligations and expectations on registries and entities providing domain name registration services are uncertain. Our failure or inability to properly register or maintain our customers' domain names or comply with applicable laws, rules or regulations relating to domain name registration or maintenance might result in significant expenses and subject us to additional liability, regulatory action, expenses, claims of loss or negative publicity, which could harm our business, brand and operating results.

We are dependent on the reliability, security and performance of our internally developed systems and operations. Any difficulties in maintaining these systems may result in damage to our brand, service interruptions, decreased customer service or increased expenditures.

The reliability, security and continuous availability of the software, hardware and workflow processes underlying our internal systems, networks and infrastructure and the ability to deliver our products are critical to our business. Any interruptions resulting in our inability to timely deliver our products or customer care, or materially impacting the efficiency or cost with which we provide our products and customer care, would harm our brand, profitability and ability to conduct business. In addition, many of the software and other systems we currently use will need to be enhanced over time or replaced with equivalent commercial products or services, which may not be available on commercially reasonable terms or at all. Enhancing or replacing our systems, networks or infrastructure could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures and tools to operate our systems, networks or infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenue.

Our business is exposed to risks associated with credit card and other payment chargebacks, fraud and new payment methods.

A significant percentage of our revenue is processed through credit cards and other online payment methods. We face the risk that we may fail to maintain an adequate level of protection against fraud or chargebacks and that one or more credit card associations or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card or other forms of online payments from customers. Under our contracts with our payment processors, we are required to reimburse them for such penalties. If our refunds or chargebacks increase, our processors could require us to create reserves, increase fees or terminate their contracts with us. In addition, as we expand our presence in commerce through our GoDaddy Payments products and services, we face additional risks in payment processing due to customer screening, customer related fraud, hardware failures and servicing, manufacturing costs, the procurement of hardware parts and materials, and risks associated with the interface of our hardware products with third-party mobile devices.

We could also incur significant fines or lose our ability to give customers the option of using credit cards to pay for our products if we fail to follow payment card industry data security standards, even if there is no compromise of the cardholder information covered by these standards. Although we are in compliance with payment card industry data security standards, it is possible that evolving cybersecurity threats may impact our ability to protect cardholder data which could result in fines or could otherwise impact our financial condition, or certain of our products could be suspended, which would cause us to be unable to process payments using credit cards.

In addition, we could be liable if there is a cybersecurity incident affecting the payment information we store. Online commerce and communications depend on the secure transmission of confidential information over public networks. With the expansion of our offerings through GoDaddy Payments products and services, we face additional burdens in securing and transmitting payment information. We cannot ensure the encryption and authentication technology we rely on to secure the transmission of confidential information will adequately prevent cybersecurity incidents affecting systems. Although we maintain network security insurance, we cannot be certain our coverage will be adequate for liabilities actually arising from a cybersecurity incident or insurance will continue to be available to us on reasonable terms, or at all. In addition, some of our partners also collect or possess payment information about our customers, and we may be subject to litigation or our reputation may be harmed if our partners fail to protect our customers' payment information or if they use it in a manner inconsistent with our policies and practices. Cybersecurity incidents can also occur as a result of non-technical issues. Under our contracts with our processors, if there is unauthorized access to, or disclosure of, credit card information we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.

Moreover, in the future we may explore accepting various forms of payment that may have higher fees and costs than our current payment methods. If our customers utilize alternative payment methods, our payment costs could increase and our operating results could be adversely impacted.

Our future performance depends in part on the services and performance of our senior management, as well as key employees. If we are unable to attract, motivate, and retain our employees, our business could suffer.

Our future performance depends on the services and contributions of our senior management and key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of any senior management or other key employees and the hiring of new senior leaders and key employees, especially in a competitive labor market, could significantly delay or prevent our achievement of strategic objectives, business plans and product development as we transition to new leaders and could adversely affect our business, financial condition and operating results.

Our future performance and success also depends, in part, on our ability to continue to hire, retain, manage and motivate highly skilled personnel. The loss of any of our key personnel, the inability to attract or retain qualified personnel or delays in hiring required personnel, may seriously harm our business, financial condition and operating results. We may need to invest significant amounts of cash and equity to retain our employees or attract new employees, and we may never realize returns on these investments. Historically, equity awards have been a key component of our employee compensation program, and as a result, any decline in the price of our Class A common stock (directly or relative to the stock price of other companies with which we compete for talent) may adversely impact our ability to retain employees or to attract new employees.

In addition, as we expand our product offerings through acquisitions, we may become dependent on the key personnel who join us through such acquisitions. If we are unable to successfully integrate and retain such personnel, our financial condition and operating results may be adversely affected.

Competition for highly skilled personnel, particularly employees with technical and engineering skills, is frequently intense, particularly in U.S. tech hubs such as the San Francisco Bay Area, Seattle and Austin. We are limited in our ability to recruit global talent by U.S. immigration laws, including those related to H-1B visas. The demand for H-1B visas to fill highly-skilled IT and computer science jobs is greater than the number of H-1B visas available each year. In addition, immigration laws may be modified to further limit the availability of H-1B visas. If a new or revised, more restrictive, visa program is implemented, it may impact our ability to recruit, hire and retain qualified skilled personnel, which could adversely impact our business, operating results and financial condition. To the extent we hire personnel from industry competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Financial Risks

Our quarterly and annual operating results may be adversely affected due to a variety of factors, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our quarterly and annual operating results and key metrics have varied from period to period in the past, and may fluctuate in the future as a result of a number of factors, many of which are outside of our control, including, among other things:

- our ability to attract new customers and retain existing customers;

- the timing and success of introductions of new products;

- changes in the growth rate of small businesses and ventures;

- changes in renewal rates for our subscriptions and our ability to sell additional products to existing customers;

- higher than expected refunds to our customers;

- the timing of revenue recognition relative to the recording of the related expense;

- any negative publicity or other actions which harm our brand;

- the timing of our marketing expenditures;

- the mix of products sold and our use of "freemium" promotions and free trials for those products;

- our ability to maintain a high level of personalized customer care and resulting customer satisfaction;

- competition in the market for our products;

- our ability to expand internationally;

- changes in foreign currency exchange rates;

- rapid technological change, frequent new product introductions and evolving industry standards;

- our ability to implement new financial and other administrative systems;

- actual or perceived cyber attacks or other incidents;

- systems, data center and Internet failures, breaches and service interruptions;

- actions by foreign governments that reduce access to the Internet for their citizens;

- changes in or increases to U.S. or foreign regulations or regulations by governments or multi-governmental organizations, that could impact one or more of our product offerings;

- changes to regulatory bodies, such as ICANN;

- a delay in the authorization of new TLDs by ICANN or our ability to secure operator rights for new TLDs, both of which would impact the breadth of our customer offerings;

- any changes in industry rules restricting our ability to hold domains for sale on the aftermarket;

- shortcomings in, or misinterpretations of, our metrics and data which cause us to fail to anticipate or identify market trends;

- terminations of, disputes with, or material changes to our relationships with third-party partners, including referral sources, product partners and payment processors;

- reductions in the selling prices for our products;

- costs and integration issues associated with acquisitions we may make;

- changes in legislation affecting our collection of indirect taxes both in the U.S. and in foreign jurisdictions;

- changes in legislation affecting exposure to liability resulting from actions of our customers;

- increases in rates of failed sales on our aftermarket platform for transactions in which we act as the primary obligor, resulting in higher than expected domain portfolio assets;

- timing of expenses;

- macroeconomic conditions and the related impact on the worldwide economy, including the effects of inflation, deflation or a recession or other adverse economic conditions;

- threatened or actual litigation; and

- loss of key employees.

Any one of the factors above, or the cumulative effect of some of the factors referred to above, may result in significant fluctuations in our quarterly or annual operating results, including fluctuations in our key financial and operating metrics, our ability to forecast those results and our ability to achieve those forecasts. This variability and unpredictability could result in our failing to meet our revenue, bookings or operating results expectations or those of securities analysts or investors for any period. In addition, a portion of our operating expenses are fixed in nature and based on forecasted revenue and bookings trends. Accordingly, in the event of revenue or bookings shortfalls, we may generally be unable to mitigate with commensurate reductions in operating expenses in the short term, which could adversely impact our operating results.

We release guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, based on forecasts by management, which are necessarily speculative in nature. Our guidance may vary materially from actual results for a variety of reasons. If our revenue, bookings or other operating results, or the rate of growth of our revenue, bookings or operating results, fall below the expectations of our investors or securities analysts, or below any forecasts or guidance we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met our own or other publicly stated financial forecasts. Our failure to meet our own or other publicly stated financial forecasts, or failure to meet securities analyst or investor expectations even when we meet our own forecasts, could cause our stock price to decline and expose us to lawsuits, including securities class action suits. Such litigation could impose substantial costs and divert management's attention and resources.

We may not be able to maintain profitability in the future.

We had net income of $937 million, $1,376 million and $353 million for the years ended December 31, 2024, 2023 and 2022 respectively. While we have experienced revenue growth over these periods, we may not be able to sustain or increase our growth or maintain profitability in the future or on a consistent basis. We have in the past, and may in the future, experience lower growth rates in customer demand due to factors including inflation, foreign currency headwinds and other factors that may not be known to us at this time. We have incurred substantial expenses and expended significant resources to market, promote and sell our products. We also expect to continue to invest for future growth and to expand our product offerings. In addition, as a public company, we expect to continue to incur significant accounting, legal and other expenses in the future. Furthermore, we have incurred in recent periods, and may incur in future periods, large expenses which are not recurring, but which nonetheless negatively impact our operating results.

As a result of our increased expenditures, we have needed and expect to continue to need to generate and sustain increased revenue to maintain future profitability. Maintaining profitability will also require that we manage our cost structure and avoid significant liabilities. In the future, our revenue growth may slow or decline, or we may incur significant losses for any reason, including deteriorating general macroeconomic conditions, increased competition, a decrease in the growth of the markets in which we operate or have business, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

Because we are generally required to recognize revenue for our products over the term of the applicable agreement, changes in our sales may not be immediately reflected in our operating results.

As described in Note 2 to our audited financial statements, we generally recognize revenue from our customers ratably over the respective terms of their subscriptions in accordance with generally accepted accounting principles in the U.S. (GAAP). Our subscriptions can range from monthly terms to multi-annual terms of up to ten years, depending on the product. Accordingly, increases in sales during a particular period do not translate into immediate, proportional increases in revenue during such period, and a substantial portion of the revenue we recognize during a quarter is derived from deferred revenue from customer subscriptions we entered into during previous quarters. Conversely, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue for that quarter and the existence of substantial deferred revenue may prevent deteriorating sales activity from becoming immediately observable in our statements of operations. In addition, we may not be able to adjust spending in a timely manner to compensate for any unexpected sales shortfall, and any significant shortfall relative to planned expenditures could negatively impact our business and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the U.S. and various foreign jurisdictions, and our domestic and international tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets (DTAs) or liabilities (DTLs) and in evaluating our tax positions worldwide. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible these positions may be contested or overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of existing laws are issued or applied. Numerous countries have agreed to a statement in support of the Organization for Economic Co-operation and Development (OECD) model rules that propose a global minimum tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis, and E.U. member states have agreed to implement the global minimum tax. Certain countries have enacted or are expected to enact legislation to be effective in 2024, with widespread implementation of a global minimum tax expected by 2025. We are unable to predict when and how such rules will be enacted into law in these countries; however, it is possible that the implementation of relevant legislation could have a material effect on our liability for taxes. We will continue to monitor pending legislation and implementation by individual countries and evaluate the potential impact on our business in future periods.

Our future effective tax rates could be subject to volatility or adversely affected by several factors, including:

- changes in the valuation of our DTAs and DTLs;

- tax effects of equity-based compensation;

- costs related to intercompany restructurings;

- changes in tax laws, regulations or interpretations thereof; and

- future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal and state and foreign tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Our level of indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business and our ability to react to changes in the economy or our industry, as well as divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

We have incurred a substantial amount of indebtedness, including our Credit Facility and Senior Notes, and may incur additional indebtedness in the future. Our level of indebtedness now and in the future could have a material adverse effect on our business and financial condition, including:

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations and capital expenditures and pursue future business opportunities;

- increasing our vulnerability to adverse economic, industry or competitive developments;

- exposing us to increased interest expense;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants, which could result in a default accelerating our obligations to repay indebtedness;

- restricting us from making strategic acquisitions and/or redeeming or repurchasing shares of our capital stock;

- limiting our ability to obtain additional financing in the future; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions, which could place us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities our leverage prevents us from exploiting.

The agreements governing our indebtedness impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities and making payments on our indebtedness.

The agreements governing our indebtedness, including our Credit Facility and the Senior Notes, impose significant operating and financial restrictions on us. These restrictions limit the ability of our subsidiaries, and effectively place restrictions on our own ability to, among other things: incur or guarantee additional debt or issue disqualified equity interests; pay dividends and make other distributions on, or redeem or repurchase, capital stock; prepay, redeem or repurchase certain junior debt; make certain investments; incur certain liens; enter into transactions with affiliates; merge, consolidate or make certain other fundamental changes; enter into agreements restricting the ability of restricted subsidiaries to make certain intercompany dividends, distributions, payments or transfers; and transfer or sell assets. In addition, our Credit Facility requires us to comply with a specified leverage ratio under certain circumstances.

Our ability to comply with these provisions may be affected by events beyond our control, and these provisions could limit our ability to plan for or react to market conditions, meet capital needs or otherwise conduct our business. There can be no assurance that we will be able to comply with current or additional covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the applicable lenders or holders or amend the covenants. Our failure to comply with current or future restrictive covenants or other current or future terms of indebtedness could result in a default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date.

We may need additional equity, debt or other financing in the future, which we may not be able to obtain on acceptable terms, or at all, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future to, among other things, develop new technologies, expand our business, respond to competitive pressures, refinance our existing indebtedness or make acquisitions or other strategic arrangements. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements or by refinancing our existing indebtedness.

Our ability to obtain any additional financing will depend on a number of factors, such as market conditions, our operating performance, investor interest and, in the case of debt financing, our then-current debt levels, expected debt amortization, interest rates and our credit rating. Volatility in the credit markets, including the U.S. Federal Reserve Bank's actions and implementation of varying interest rates to combat inflation in the U.S., may have an adverse effect on our ability to obtain debt financing. Our credit rating may also be affected by our liquidity, financial results, economic risk or other factors, which may increase the cost of future financings. Any additional financing may not be available to us on acceptable terms or at all. If financing is not available, we may be required to reduce expenditures, including curtailing our growth strategies, forgoing acquisitions or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or equity-linked securities, then existing stockholders could experience substantial dilution. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our Class A common stock. In addition, any such issuance could subject us to restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital, respond to competitive pressures and pursue business opportunities, including potential acquisitions. Further, to the extent we incur additional indebtedness or other such obligations, the risks associated with our significant debt described below, including our possible inability to service our debt, would increase. Additionally, events and circumstances may occur that could cause us to not be able to satisfy applicable draw-down conditions and utilize our revolving line of credit. Although the agreements governing our indebtedness contain restrictions on our incurrence of additional indebtedness and entry into certain types of transactions, these restrictions are subject to a number of qualifications and exceptions, and we may choose to amend such agreements and the applicable restrictions from time to time (with the consent of the requisite lenders or holders), which may allow us to incur additional indebtedness that could be substantial.

We may be required to repurchase the Senior Notes and the maturity of our Credit Facility may be accelerated upon a change of control triggering event.

Holders of the Senior Notes can require us to repurchase the Senior Notes upon a change of control of our company. Our ability to repurchase the Senior Notes may be limited by law or the terms of other agreements relating to our indebtedness. In addition, we may not have sufficient funds to repurchase the Senior Notes or have the ability to arrange necessary financing on acceptable terms, if at all. A change of control of our company may also constitute a default under, or result in the acceleration of the maturity of, our other then-existing indebtedness, including our Credit Facility. Our failure to repurchase the Senior Notes would result in a default under the Senior Notes, which may result in the acceleration of the Senior Notes and other then-existing indebtedness, including our Credit Facility. We may not have sufficient funds to make any payments triggered by such acceleration, which could result in foreclosure proceedings and our seeking protection under the U.S. bankruptcy code.

Legal and Regulatory Risks

Laws, regulations, policies or claims concerning the domain name registration system and the Internet in general, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our business.

ICANN is a multi-stakeholder, private sector, not-for-profit corporation formed in 1998 for the express purposes of overseeing a number of Internet related tasks, including managing the DNS allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for these functions. We are accredited by ICANN as a domain name registrar and thus our ability to offer domain name registration products is subject to our ongoing relationship with, and accreditation by, ICANN. Further, our generic top-level domain registry business is based on contracts with ICANN, per TLD, and therefore, is subject to existing requirements and any changes to those requirements made in those contracts. ICANN has been subject to strict scrutiny by the public and governments around the world, as well as multi-governmental organizations such as the United Nations, with many of those bodies becoming increasingly interested in Internet governance. If ICANN is not seen as adequately responsive to stakeholder concerns, governments around the world may decide to implement regulatory frameworks independent of ICANN, leading to a fragmentation of the domain name registration system, which could negatively affect our operations and financial results.

Additionally, we continue to face the following possibilities:

- the structure and accountability mechanisms contained in the Bylaws for ICANN, as amended on November 17, 2023, are not fully tested, which may result in ICANN not being accountable to its stakeholders and unable to make, implement or enforce its policies;

- the Internet community, key commercial industry participants, the U.S. government or other governments may (i) refuse to recognize ICANN's authority or support its policies, (ii) attempt to exert pressure on ICANN, or (iii) enact laws in conflict with ICANN's policies, each of which could create instability in the domain name registration system;

- governments, via ICANN's Governmental Advisory Committee (GAC), may seek greater influence over ICANN policies and contracts with registrars and may advocate changes that may adversely affect our business;

- the terms of the Registrar Accreditation Agreement (RAA) under which we are accredited as a registrar or the Registry Agreement (RA) under which we are accredited as a registry, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar or registry service, or ICANN could adopt unilateral changes to the RAA or RA that are unfavorable to us, that are inconsistent with our current or future plans, or that affect our competitive position;

- international regulatory or governing bodies, such as the International Telecommunication Union, a specialized agency of the United Nations, or the E.U., may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation in areas such as taxation, privacy, data protection, cybersecurity and the monitoring of our customers' hosted content;

- ICANN or any TLD operators may implement policy changes impacting our ability to run our current business practices throughout the various stages of the lifecycle of a domain name;

- the U.S. Congress or other legislative bodies in the U.S. could take action unfavorable to us, influencing customers to move their business from our products to those located outside the U.S.;

- the U.S. Congress or other legislative bodies in the U.S. could adopt regulations that are in direct conflict with other jurisdictions (e.g., the E.U.), which could fragment our platform and product offerings;

- the U.S. Congress or other legislative bodies in the U.S. or in other countries could adopt laws that erode the safe harbors from third-party liability in the CDA (Section 230) and the Digital Millennium Copyright Act;

- ICANN could fail to maintain its role, potentially resulting in instability in DNS services administration and operation;

- our business as a vertically integrated operation of a registrar and registry could lead to increased regulatory scrutiny;

- ICANN, TLD operators, governments and governmental authorities may impose requirements for verification of domain name registrant information that are inconsistent with our current business practices or that result in inconsistency among industry participants, including but not limited to changes under the E.U. NIS2 Directive;

- ICANN, TLD operators, governments and governmental authorities may impose requirements for, or prohibit, the registration of domain names containing certain words or phrases;

- some governments and governmental authorities outside the U.S. have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN and TLD operators relating to the DNS, which could fragment the single, unitary Internet into a loosely-connected group of one or more networks, each with different rules, policies and operating protocols;

- multi-party review panels established by ICANN's bylaws may take positions unfavorable to our business; and

- changes in ICANN leadership could introduce uncertainty that could delay or postpone programs, such as the next round of new generic TLD (gTLD) applications, and that could have a material impact on our business.

If any of these events occur, they could create instability in the domain name registration system and may make it difficult for us to continue to offer existing products and introduce new products, or serve customers in certain international markets. These events could also disrupt or suspend portions of our domain name registration product and subject us to additional restrictions on how the registrar and registry products businesses are conducted, which would result in reduced revenue.

In addition, due to changes in privacy and data protection laws, rules and regulations around the world, ICANN and its stakeholders have modified their policies, procedures and contracts related to how registrars collect, store, transmit, publish or otherwise process the personal information of domain name registrants in publicly accessible WHOIS directories. We continue to work with ICANN and our industry counterparts to reconcile conflicts and inconsistencies with such laws, rules and regulations. If ICANN is unable to maintain policies, procedures and contracts consistent with applicable privacy and data protection laws and regulations, our efforts to comply with applicable laws may cause us to violate our existing ICANN contractual obligations. As a result, we could experience difficulties in selling domain name registrations and keeping our existing customer domain names under management, which could have a material adverse effect on our operations and revenue.

ICANN periodically authorizes the introduction of new TLDs. A delay in access to new TLDs could adversely impact our business, results of operations and reputation.

ICANN has periodically authorized the introduction of new TLDs and made domain names related to them available for registration. In 2012, ICANN significantly expanded the number of gTLDs through the first application round of the Expansion

Program. This resulted in the delegation of new gTLDs in 2014. ICANN has introduced a new gTLD program, Next Round, which is expected to open in April 2026 upon completion of the policy implementation work.

Our competitive position depends in part on our ability to gain access to these new TLDs. A significant portion of our business relies on our ability to sell domain name registrations to our customers, and any limitations on our access to newly created TLDs could adversely impact our ability to sell domain name registrations to customers, and thus could adversely impact our business. Furthermore, GoDaddy Registry is also impacted by delays of future gTLD application rounds. Although we expect to continue to sell and pursue operator rights for new gTLDs as they are introduced, our ability to obtain these rights, gain contracts to provide backend registry services, or sell new domain name registrations to our customers may be adversely impacted if the Expansion Program does not continue, or if, when continued, we are unable to obtain these rights or gain these contracts our business and the financial and operational aspects of our business may be harmed. In addition, if the Next Round is delayed as a result of the timing of the policy implementation work, or is not opened in the future at all, the reputation of the industry and our business and the financial and operational aspects of our business may be harmed.

The relevant domain name registry and ICANN impose a charge upon each registrar for the administration of each domain name registration. If these fees increase, it would have a significant impact upon our operating results.

Each registry typically imposes a fee in association with the registration of a domain name. For example, VeriSign, the registry for .com and .net, has a current annual list price of $10.26 for each .com registration, and ICANN currently annually charges $0.18 for most domain names registered in the gTLDs within its purview. In addition, VeriSign, which operates the .com and .net gTLDs under registry agreements with ICANN and, with respect to the .com gTLD, a Cooperative Agreement with the U.S. Department of Commerce, has previously been given the right to annually increase prices, subject to certain limitations, and has done so in recent years, including to the current list price of $10.26. If fees continue to increase, costs to our customers could become higher, which could have an adverse impact on our results of operations. We have no control over ICANN, VeriSign or other domain name registries and cannot predict their future fee structures.

While we do not currently do so, we have the discretion to impose service fees on our customers in the future. In addition, pricing of new gTLDs is generally not set or controlled by ICANN, which in certain instances has resulted in aggressive price increases on certain particularly successful new gTLDs. The increase in these fees with respect to any new gTLD either must be included in the prices we charge to our customers, imposed as a surcharge or absorbed by us. If we absorb such cost increases or if surcharges result in decreases in domain registrations, our business, operating results and financial performance may be adversely affected.

We are subject to local and international laws, rules, regulations, and orders relating to the operation and security of our computer network and the processing of data, including privacy of personal data.

Our operations depend on the operation of our network and processing of data internationally, including the movement of data across national boundaries. The laws, rules, regulations and orders concerning cybersecurity and processing of data are evolving and may be interpreted and applied inconsistently, and may conflict with one another, with other regulatory requirements, or with our own internal policies and procedures. Any failure or perceived failure by us to comply with U.S. or international laws and regulations relating to cybersecurity and processing of data (or our failure or perceived failure to comply with our own internal policies and procedures) may result in litigation, government enforcement actions, or reputational harm.

We are subject to a variety of U.S. and international privacy and data protection laws, rules, regulations, and orders (such as the EU General Data Protection Regulation and California Consumer Privacy Act) that provide our customers and other individuals with certain rights relating to the processing of their personal data. In addition, a growing and evolving body of U.S. and international laws restrict how we may process personal data for various purposes, including online advertising and targeted marketing. These evolving laws may increase our costs and limit our ability to use personal data for new products, including but not limited to products that rely on AI-related technologies.

We have entered into an agreement to settle FTC charges relating to certain of our security practices, advertising, and other related matters. The settlement agreement and related order is still pending a public notice-and-comment period and final FTC approval. If the proposed order is finalized, we will be required to comply with its terms for a period of at least 20 years, which include specific requirements relating to security of our hosting services among other things. If we fail to comply with the final order's terms, we could be subject to FTC investigation, litigation, or reputational harm. We have invested and continue to invest in our security systems and have undertaken to begin implementing the proposed requirements contained in the proposed order. See Note 13 to our financial statements.

Existing and new laws, rules, regulations and orders relating to the security of our networks and data processing may cause us to incur additional compliance costs or limit our ability to provide certain of our products or services in some jurisdictions. For example, we expect to incur additional costs relating to new cybersecurity requirements in the E.U. pursuant to the E.U. Network Information Security 2 Directive (NIS2), which is currently being transposed into E.U. law.

We also must comply with a growing body of laws, rules, regulations and orders governing the transfer of data, including personal data, across territorial boundaries. For example, the GDPR restricts the transfer of personal data from the E.U. to the U.S. and other countries that are not deemed to have implemented adequate data protection measures. We use a variety of legal transfer mechanisms to transfer personal data from the E.U. to the U.S., including standard contractual clauses (SCCs) and the E.U.-U.S. Data Privacy Framework. However, the use of SCCs and the E.U.-U.S. Data Privacy Framework is subject to ongoing review and litigation in the E.U., and we cannot guarantee that we will be able to continue to rely on these or other transfer mechanisms to transfer personal data from the E.U. to the U.S.

If our cybersecurity and data processing measures fail to comply with (or are perceived to have failed to comply with) current or future laws, regulations, policies, legal obligations, industry standards or any applicable government orders, we may be subject to litigation and/or regulatory investigations and may incur fines or other liabilities, and loss of business. In addition, future laws, rules, regulations, and legal obligations may limit our customers' ability to use our services to process data (including personal data), which could reduce demand for our products and harm our business, operating results, and financial condition.

We are subject to international laws, rules and regulations relating to content moderation.

An increasing number of laws and regulations impose requirements on us to provide content moderation and other restrictions for our products and services. For example, in 2024, the E.U.'s Digital Services Act (DSA) went into effect. The DSA imposes new content moderation and notice obligations, advertising restrictions, and other requirements on us and certain of our services. If we are unable to comply with the DSA or similar laws in other jurisdictions, we could be subject to litigation and government investigations, which could result in fines, damages, increased costs and reputational harm.

Activities of customers or the content of their websites could damage our reputation and brand or harm our business and financial results.

As a result of the products and services we offer, we may be subject to liability and negative publicity due to our customers' activities on or in connection with their domain names, their websites or the data they store on our servers. In addition, as we expand our social media management and professional web services, we may be subject to liability for content we create on behalf of our customers. Although our terms of service prohibit the illegal use of our products by our customers and permit us to take down or suspend websites or take other appropriate actions in response to illegal uses (among other reasons), customers may nonetheless engage in prohibited activities or upload or store content on our products in violation of applicable law, our agreement or policies, or the customer's own policies, which could subject us to liability. Furthermore, our reputation and brand may be negatively impacted by customer actions and website content that are deemed hostile, offensive or inappropriate. We do not proactively monitor or review the appropriateness of the domain names our customers register or the content of their websites, and we do not have control over customer activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate customer content is high profile or misinterpreted as content supported by us.

Several U.S. federal statutes may apply to us with respect to various activities of our customers, including the Anti-Cybersquatting Consumer Protection Act (ACPA), which provides recourse for trademark owners against cybersquatters, the Digital Millennium Copyright Act (DMCA), which provides recourse for owners of copyrighted material who believe their rights under U.S. copyright law have been infringed on the Internet, and the Communications Decency Act (CDA), which addresses blocking and screening of content on the Internet. Although these and other similar laws, rules and regulations provide limited protections from liability for providers like us, those protections may not be interpreted in a way that applies to us, may be amended or removed in the future, or may not provide us with complete protection from applicable claims. If we are found not to be protected by the safe harbor provisions of these laws, rules and regulations or if we are deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, we may owe substantial damages and our brand, reputation, and financial results may be harmed.

Notwithstanding the exculpatory language of these bodies of law, the activities of our customers have resulted in, and may in the future result in, threatened or actual litigation against us. Although the ACPA, DMCA, CDA and relevant U.S. case law have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation or future regulatory or legislative amendments may narrow the scope of protection afforded us under these laws. Additionally, neither the DMCA nor the CDA generally apply to claims of trademark violations, and thus they may be inapplicable to many of the claims asserted against our company. Furthermore, there have been, and continue to be, various Congressional and executive efforts to remove or restrict the scope of the protections available under Section 230 of the CDA, which if successful could decrease our current protections from liability for third-party content and increase our litigation costs.

In addition, other bodies of law, including state criminal laws, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results. For example, the Stop Enabling Sex Traffickers Act and the Allow States and Victims to Fight Online Sex Trafficking Act may limit the immunity previously available to us under the CDA, which could subject us to investigations or penalties if our customers' activities are deemed illegal or inappropriate. In addition, the DSA, a package of legislation intended to update the liability and safety rules for digital platforms, products and services, could negatively impact the scope of the limited immunity provided by the E-Commerce Directive in the E.U.

Our business depends on our customers' continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our products depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers can take measures including legal actions, which could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support our offerings, charging increased fees to our users to provide our offerings, or regulating online speech. In some jurisdictions, such as China, our products and services may be subject to government-initiated restrictions, fees or blockages. Such interference could result in a loss of existing users, advertisers and goodwill or increased costs, or could impair our ability to attract new users, thereby harming our revenue and growth. Moreover, the adoption of any laws, rules or regulations adversely affecting the growth, popularity or use of the Internet, could decrease the demand for our products and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality, in the U.S. is subject to uncertainty.

To the extent any laws, regulations or rulings permit Internet service providers to charge some users higher rates than others for the delivery of their content, Internet service providers could attempt to use such laws, regulations or rulings to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices impeding both our and our customers' domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding Internet neutrality, or otherwise regarding the regulation of the Internet, could harm our business, operating results and financial condition.

Our business could be affected by new governmental regulations regarding the Internet.

The legal and regulatory environment relating to the Internet is uncertain, and governments may impose additional regulation in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws, rules or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.

From time to time, we are involved in lawsuits, including class action lawsuits, which are expensive and time consuming and could adversely affect our business, financial condition and results of operations.

We are, and from time to time we may become, subject to litigation and various legal proceedings, including litigation and proceedings related to employment matters, intellectual property matters, commercial disputes, antitrust and privacy and consumer protection laws, as well as stockholder derivative suits, class action lawsuits, mass arbitration and other matters. For example, we have faced, and may continue to face in the future, claims related to the Fair Labor Standards Act, the Telephone Consumer Protection Act, and the Americans with Disabilities Act (and similar federal, state and international consumer protection statutes, including the Brazil Consumer Protection Code). We have also been involved in putative class action lawsuits, including lawsuits alleging violations of the Telephone Consumer Protection Act. Class action plaintiffs in particular often seek substantial statutory damages and attorneys' fees, and demand changes to our products, features or business practices. Although the results of any such current or future litigation, regardless of the underlying nature of the claims, cannot be predicted with certainty, the final outcome of any current or future claims or lawsuits we face could adversely affect our business, financial condition and results of operations. Any negative outcome from claims or litigation, including settlements, could result in payment of substantial monetary damages or fines, attorneys' fees or costly and significant and undesirable changes to our products, features, marketing efforts or business practices. As we have expanded our international business, we have experienced an increase in litigation occurring outside of the U.S., due in part to consumer-friendly laws, rules and regulations in certain countries and legal systems with limited experience with claims related to the domain industry. Defending such litigation is costly and time consuming. The outcome of such litigation may not be the same as similar litigation in the U.S., which may have an adverse effect on our business, financial condition and results of operations.

Further, claims or litigation brought against our customers or business partners may subject us to indemnification obligations or obligations to refund fees to, and adversely affect our relationships with, our customers or business partners. Such indemnification or refund obligations or litigation judgments or settlements that result in the payment of substantial monetary damages, fines and attorneys' fees may not be sufficiently covered by our insurance policies, if at all. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigation claims or legal proceedings could result in liability that, to the extent not covered by our insurance, could have an adverse effect on our business, financial condition, and results of operations. See "Item 3 —Legal Proceedings."

In addition, during the course of any litigation, regardless of its nature, there could be public announcements of the results of hearings, motions, preliminary rulings or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantially adverse effect on the trading price of our Class A common stock. Regardless of the merit of claims asserted against us, claims are generally time-consuming and costly to evaluate and ultimately defend, and can impose a significant burden on management and employees. Further, because of the, at times, substantial amount of discovery required in connection with litigation, there is a risk that some of our confidential business or other proprietary information could be compromised by disclosure.

Failure to adequately protect and enforce our intellectual property rights could substantially harm our business and operating results.

The success of our business depends in part on our ability to protect and enforce our patents, trademarks, copyrights, trade secrets and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of December 31, 2024, we had 368 issued patents in the U.S. and other countries covering various aspects of our product offerings. Additionally, as of December 31, 2024, we had 11 pending U.S. and international patent applications and intend to file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations or in certain jurisdictions, and may choose to abandon patents that are no longer of strategic value to us, in each case even if those innovations have financial value to us. In addition, under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not assure that we have an absolute right to practice the patented invention, or that we have the right to exclude others from practicing the claimed invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and confidential proprietary information, including trade secrets and know-how. Despite our efforts to protect the proprietary and confidential nature of such technology and information, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions in confidentiality agreements and other agreements we generally enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, products and intellectual property rights is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights.

As of December 31, 2024, we had 588 registered and 55 pending trademarks in jurisdictions including the U.S., E.U., UK, China and Germany; we have also filed a trademark application for Airo. We have also registered, or applied to register, the trademarks associated with several of our leading brands in the U.S. and in certain other countries, including for our logo launched in January 2020, the "Go." Competitors and others may have adopted, and in the future may adopt, tag lines or service or product names similar to ours, which could impede our ability to build our brands' identities and possibly lead to confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered and common law trademarks or trademarks incorporating variations of the terms or designs of one or more of our trademarks and opposition filings made when we apply to register our trademarks.

From time to time, legal action by us may be necessary to enforce our patents, trademarks and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, operating results and financial condition.

We are involved in intellectual property claims and litigation asserted by third parties and may be subject to additional claims and litigation in the future, which could result in significant costs and substantial harm to our business and results of operations.

In recent years, there has been significant litigation in the U.S. and abroad involving patents and other intellectual property rights. Companies providing web-based and cloud-based products are increasingly bringing, and becoming subject to, suits alleging infringement of proprietary rights, particularly patent rights. The possibility of intellectual property infringement claims also may increase to the extent we face heightened competition and become more visible. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, our exposure to risks associated with the use of intellectual property may increase as a result of acquisitions we make or our use of software licensed from or hosted by third parties, as we have less visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired or licensed technology that had not been asserted prior to our acquisition or license. Many companies are devoting significant resources to obtaining patents that could affect many aspects of our business. This may prevent us from deterring patent infringement claims, and our competitors and others may now and in the future have larger and more mature patent portfolios than we have.

We have faced in the past, are currently facing, and expect to face in the future, claims and litigation by third parties that we infringe upon or misappropriate their intellectual property rights. Defending patent and other intellectual property claims and litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease offering certain of our products or features. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease offering certain of our products or features or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non-infringing technology or discontinue offering certain products or features. The development of alternative non-infringing technology, products or features could require significant effort and expense or may not be feasible. Our business, financial condition and results of operations could be adversely affected by intellectual property claims or litigation.

We may face liability or become involved in disputes over registration and transfer of domain names and control over websites.

As a provider of web-based and cloud-based products, including as a registrar of domain names and related products, we may become aware of disputes over ownership or control of customer accounts, websites or domain names. We could face potential liability for our failure to renew a customer's domain. We could also face potential liability for our role in the wrongful transfer of control or ownership of accounts, websites or domain names. The safeguards and procedures we have adopted may not be successful in insulating us against liability from such claims in the future. Moreover, any future amendment to Section 230 of the CDA may increase our liability and could expose us to civil or criminal liability for the actions of our customers, if we do not effectively detect and mitigate these risks. In addition, we may face potential liability for other forms of account, website or domain name hijacking, including misappropriation by third parties of our customer accounts, websites or domain names and attempts by third parties to operate accounts, websites or domain names or to extort the customer whose accounts, websites or domain names were misappropriated. Furthermore, we are exposed to potential liability as a result of our domain privacy product, whereby the identity and contact details for the domain name registrant are masked. Although our terms of service reserve our right to take certain steps when domain name disputes arise related to our privacy product, including the removal of our privacy service, the safeguards we have in place may not be sufficient to avoid liability, which could increase our costs of doing business.

Occasionally, one of our customers may register a domain name identical, or similar, to a third party's trademark or the name of a living person. These occurrences have in the past led, and may in the future lead, to our involvement in disputes over such domain names. Disputes involving registration or control of domain names are often resolved through the Uniform Domain Name Dispute Resolution Policy (UDRP), ICANN's administrative process for domain name dispute resolution, or less frequently through litigation under the ACPA, or under general theories of trademark infringement or dilution. The UDRP generally does not impose liability on registrars, and the ACPA provides that registrars may not be held liable for registration or maintenance of a domain name absent a showing of the registrar's bad faith intent to profit from the trademark at issue. However, we may face liability if we act in bad faith or fail to comply in a timely manner with procedural requirements under these rules, including forfeiture of domain names in connection with UDRP actions. In addition, domain name registration disputes and compliance with the procedures under the ACPA and UDRP typically require at least limited involvement by us and, therefore, increase our cost of doing business. The volume of domain name registration disputes may increase in the future as the overall number of registered domain names increases. Moreover, as the owner or acquiror of domain name portfolios containing domains we provide for resale, we may face liability if one or more domain names in our portfolios, or our resellers' portfolios, are alleged to violate another party's trademark. Although we screen the domain names we acquire to mitigate the risk of third-party infringement claims, we, or our resellers, may inadvertently register or acquire domains that infringe or allegedly infringe third-party rights. If intellectual property laws diverge internationally or are interpreted inconsistently by local courts, we may be required to devote additional time and resources to enhancing our screening program in international markets. For example, we are involved in a large number of claims in India involving the registration of domain names alleged to incorporate strings of text matching third-party trademarks. While these claims are individually and collectively immaterial, they may require additional time and resources to resolve, and as we expand internationally, we face additional intellectual property claims. Moreover, advertisements displayed on websites associated with domains registered by us may contain allegedly infringing content placed by third parties. We may face liability and increased costs as a result of such third-party infringement claims.

Our use of open source technology could impose limitations on our ability to commercialize our products.

We use open source software in our business, including in our products. It is possible that some open source software is governed by licenses containing requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in certain manners.

Although we monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend, we cannot be certain all open source software is reviewed prior to use in our proprietary software, that programmers working for us have not incorporated open source software into our proprietary software, or that they will not do so in the future. Any requirement to disclose our proprietary source code or to make it available under an open source license could be harmful to our business, operating results and financial condition. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such an event, we could be required to seek licenses from third parties to continue offering our products, to make our proprietary code generally available in source code form, to re-engineer our products or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

The use of open source software can also present greater risk than the use of third-party commercial software. Open source software is generally offered on an as-is basis and licensors typically do not offer warranties, controls on software origin or development, or remedies against claims. Furthermore, ongoing disputes in the open source community may heighten these risks, potentially creating uncertainty and operational challenges. Many of the inherent risks associated with open source software cannot be fully mitigated, which could materially impact our business operations and financial results.

We are subject to certain export controls, including economic and trade sanctions regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department's Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC). These also include U.S., UK and E.U. financial and economic sanctions targeting Russia following its invasion of Ukraine. If we fail to comply with these laws, rules and regulations, we could be subject to civil or criminal penalties and reputational harm. U.S. export control laws and economic sanctions laws also prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities.

We employ country-specific log-in and/or cart blocks in comprehensively sanctioned jurisdictions, customer screening, and other measures designed to ensure regulatory compliance. When we screen customers against such sanctions lists, we rely on the data provided to us by our customers; if customers do not provide complete or accurate data, our screening process may fail to identify customers who are denied parties. As such, there is risk that in the future we could provide our products to denied parties despite such precautions. Changes in the list of sanctioned jurisdictions and OFAC and other sanctions lists may require us to modify these measures in order to comply with governmental regulations. Our failure to screen customers properly could result in negative consequences to us, including government investigations, penalties and reputational harm.

Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products or decreased ability to sell our products to existing or potential customers. Any decreased use of our products or limitation on our ability to sell our products internationally could adversely affect our growth prospects.

If we are found to be in violation of the export controls laws, rules and regulations or economic sanctions laws, rules and regulations, penalties may be imposed against us and our employees, including loss of export privileges and monetary penalties, which could have a material adverse effect on our business. We could also be materially and adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise if we are found to have violated these laws, rules and regulations.

Due to the global nature of our business, we could be adversely affected by violations of anti-bribery and anti-corruption laws.

We face significant risks if we fail to comply with the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the UK Bribery Act 2010 (UK Bribery Act), the U.S. Travel Act of 1961 and other anti-corruption and anti-bribery laws prohibiting companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for an illegal purpose.

We operate and maintain business in areas of the world in which corruption by government officials exists to some degree and, in certain circumstances, compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. We operate and maintain business in several countries and sell our products to customers around the world, which results in varied and potentially conflicting compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. While we are committed to complying with, and we provide training to help our employees comply with, all applicable anti-bribery and anti-corruption laws, we cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA or the UK Bribery Act.

If we are found to be in violation of the FCPA, the UK Bribery Act or other anti-bribery and anti-corruption laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business. Any violation of the FCPA or other applicable anti-corruption or anti-bribery laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, business, operating results and growth prospects. In addition, responding to any enforcement action may result in a diversion of management's attention and resources and significant defense costs and other professional fees.

Changes in taxation laws, rules and regulations may discourage the registration or renewal of domain names for e-commerce.

Due to the global nature of the Internet, it is possible that any U.S. or foreign federal, state or local taxing authority might attempt to regulate our transmissions or levy transaction, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are regularly reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, federal, state or local tax regulations may subject either us or our customers to additional sales, income and other taxes. In particular, after the U.S. Supreme Court's ruling in *South Dakota v. Wayfair*, U.S. states may require an online retailer with no in-state property or personnel to collect and remit sales tax on sales to such states' residents. We cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes, particularly sales and other transaction taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and to collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Our payments-related operations, including GoDaddy Payments, are subject to various laws, regulations, and restrictions. Our failure to comply with such rules, regulations, and restrictions regarding our payments-related operations or properly manage the risks inherent to such operations could materially harm our business.

We are subject, and may become subject, to various restrictions with respect to our payments-related operations and payments products and services, including under U.S. federal, U.S. state and international laws, rules and regulations, as well as restrictions set forth in agreements we have with payment card networks and third-party payment service providers.

Payments Regulations. The processing and acceptance of a variety of payment methods, and offering of payments related products and services may be subject to various laws, rules, regulations, legal interpretations, and regulatory guidance, including those governing cross-border and domestic money transmission and funds transfers, foreign exchange, payment services, consumer protection, information and communications security, anti-money laundering, escheatment, and sanctions and export control. If we or our GoDaddy Payments business were found to be in violation of applicable laws, rules or regulations, we could be subject to additional operating requirements and/or civil and criminal penalties or forced to cease providing certain services.

Payment Card Networks. We partner with payment card networks including Visa, MasterCard and American Express to conduct both our and GoDaddy Payments' payment processing. These payment card networks have adopted rules and regulations that apply to all merchants who accept their payment cards including special operating rules that apply to GoDaddy Payments as a "payment facilitator" providing payment processing services to our GoDaddy Payments' customers. Each payment card network has discretion to interpret its own network operating rules and may make changes to such rules at any time. Changes to such rules could include increasing the cost of, imposing restrictions on, or otherwise impacting the development of, our GoDaddy Payments' retail point-of-sale solutions, which may negatively affect their deployment and adoption and could ultimately harm our business. In addition, these payment card networks may in the future increase the interchange fees and assessments that they charge for each transaction on their networks and may impose special fees or assessments on any transactions on their networks. Our payment card networks have the right to pass any increases in interchange fees and assessments on to us, which could increase our costs and thereby adversely affect our financial performance.

We may also be subject to fines assessed by the payment card networks resulting from any rule violations by us or our GoDaddy Payments' customers. For instance, we could be subject to penalties from payment card networks if we fail to detect that our GoDaddy Payments' customers are engaging in activities that are illegal, contrary to the payment card network operating rules, or considered "high risk." Any such penalties could become material and could result in termination of our ability to accept payment cards or could require changes in our process for registering new GoDaddy Payments' customers. Any such penalties or fines could materially and adversely affect our business.

Third-Party Payment Service Providers. We have agreements in place with companies that process credit and debit card transactions on our and GoDaddy Payments' behalf. These agreements allow these payment processors, under certain conditions, to hold an amount of our, or in the case of GoDaddy Payments its customers' cash (referred to as a "holdback") or require us to otherwise post security equal to a portion of bookings that have been processed by that company. These payment processors may be entitled to a holdback or suspension of processing services upon the occurrence of specified events, including material adverse changes in our financial condition. An imposition of a holdback or suspension of payment processing services by one or more of our payment processors could materially reduce our liquidity. Further, the software and services provided by payment processors may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to process payments, and our business and operating results could be adversely affected.

GoDaddy Payments' risk management efforts may not be effective, and we could be exposed to substantial losses and liability which could substantially harm our business.

GoDaddy Payments offers payment processing and other payments products and services to our customers. We have programs to vet and monitor these customers, their GoDaddy Payments' accounts, and the transactions we process for them as part of our risk management efforts, but such programs require continuous improvement and may not be effective in detecting and preventing fraud and illegitimate transactions. When GoDaddy Payments' payments services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. As a greater number of sellers, including customers with larger sale volumes, use GoDaddy Payments' services, our exposure to material losses from a single seller, or from a small number of sellers, will increase. Illegitimate transactions can also expose us to governmental and regulatory enforcement actions and potentially prevent us from satisfying our contractual obligations to our third-party partners, which may cause us to be in breach of our obligations. Identity thieves and those committing fraud using stolen or fabricated credit card, debit card, or bank account numbers, or other deceptive or malicious practices such as account takeovers, could potentially steal significant amounts of money from us or from our customers or third parties. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify every risk to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As our GoDaddy Payments offerings grow and our business becomes more complex, we will need to continue developing, improving, and making investments into our risk management infrastructure, techniques, and processes.

In addition, customers could attempt to use our payments products and services for illegal activities or improper uses. While our terms of service prohibit the use of our products by our customers for illegal or improper activities and allow us to take appropriate actions in response to such activities, any use of our payments platform for illegal or improper activities or failure by us to detect or prevent illegal or improper activity by our customers may subject us to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business.

Risks Related to Owning our Class A Common Stock

Our share price may be volatile, and you may lose all or part of your investment.

The trading price of our Class A common stock has in the past been, and is likely to continue to be, highly volatile and these fluctuations could cause you to lose all or part of your investment in our common stock. Since shares of our Class A common stock were sold in our initial public offering in April 2015 at a price of $20.00 per share, the reported high and low sales prices of our Class A common stock have ranged from $21.04 to $216.00 per share through February 14, 2025. Factors that may cause the market price of our Class A common stock to fluctuate include:

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our operating results;

- whether our operating results meet the expectations of securities analysts or investors;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;

- announcements of new products or technologies, commercial relationships, acquisitions or other events by us or our competitors;

- actual or anticipated developments in our competitors' businesses or the competitive landscape generally;

- actual or perceived cyber attacks or other cybersecurity incidents;

- litigation involving us, our industry or both;

- regulatory developments in the U.S., foreign countries or both;

- general economic conditions and trends;

- the commencement or termination of any share repurchase program;

- new laws, regulations, other legal obligations or industry standards, or any modifications to, or new interpretations of, existing laws, regulations, other legal obligations or industry standards applicable to our business;

- network or service outages, Internet disruptions, the availability of our service and vulnerabilities;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- actions instituted by activist shareholders or others;

- sales of large blocks of our stock;

- departures of key personnel; or

- major catastrophic events, including those resulting from war, incidents of terrorism, outbreaks of pandemic diseases, or responses to these events.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our Class A common stock might also decline in reaction to events affecting other companies in our industry even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation, which could result in substantial costs and a diversion of management's attention and resources.

Provisions of our charter, bylaws and Delaware law may have anti-takeover effects that could prevent a change in control of the company even if the change in control would be beneficial to our stockholders.

Our charter and bylaws provide for, among other things:

- the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control of the company;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings; and

- certain limitations on convening special stockholder meetings.

At our 2022 annual meeting of stockholders, our stockholders approved certain amendments to our charter, including the recommendation of our board of directors to eliminate its classified structure. The declassification of the board of directors will be a phased-in approach. Beginning with the 2023 annual meeting of stockholders, each director nominated to serve on our board of directors has been nominated to serve for one-year terms. Our board of directors will be completely declassified, and all directors will be elected on an annual basis to serve one-year terms, beginning with the 2025 annual meeting of stockholders. In all cases, each director will hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal. Until the board of directors is fully declassified at the 2025 annual meeting of stockholders, the classification of our board of directors prevents our stockholders from changing the membership of the entire board of directors at a single annual meeting.

Our bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial form for disputes with us.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, employees, or stockholders arising pursuant to any provision of the Delaware General Corporation Law, our charter, or our bylaws, or (iv) any other action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our bylaws provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We currently do not intend to pay dividends on our Class A common stock.

We have never declared or paid any dividends on our common stock, and we currently do not intend to pay dividends to the holders of our Class A common stock. Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness and may be further restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or by law. As a result, any capital appreciation in the price of our Class A common stock may be your only source of gain on your investment in our Class A common stock.

We cannot guarantee we will make any additional repurchases of our Class A common stock.

In the past, our board of directors has approved the repurchase of shares of our Class A common stock. In August 2023, our board of directors approved the repurchase of up to an additional $1,000.0 million of our Class A common stock. Such approval was in addition to the amount remaining available for repurchases under prior approvals of our board of directors, such that our total approved authority under the program is $4,000.0 million of shares of our Class A common stock through 2025. Under this or any other future share repurchase programs, we may make share repurchases through a variety of methods, including open market share purchases, accelerated share repurchase programs, block transactions or privately negotiated transactions, in accordance with applicable federal securities laws. During the year ended December 31, 2024, we repurchased shares of our Class A common stock in the open market, which were retired upon repurchase, for an aggregate purchase price of $668.1 million. Of the $4,000.0 million authorized for repurchase, we have repurchased shares representing a cumulative total of $3,232.6 million and as of December 31, 2024, we had $767.4 million of remaining authorization available for repurchases. Future share repurchase programs may have no time limit, may not obligate us to repurchase any specific number of shares and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of these share repurchase programs could cause our stock price to be higher than it otherwise would and could potentially reduce the market liquidity for our stock. Although these programs are intended to enhance long-term stockholder value, there is no assurance they will do so because the market price of our Class A common stock may decline below the levels at which we repurchased shares of Class A common stock and short-term stock price fluctuations could reduce the effectiveness of the programs.

Other Risks

Economic conditions in the U.S. and international economies may adversely impact our business and operating results.

General macro-economic conditions, such as higher interest rates, inflation in the cost of goods and services including labor, a recession or an economic slowdown in the U.S. or internationally could adversely affect our operations as well as demand for our products and services, including our aftermarket and hosting services, which may make it difficult to accurately forecast and plan our future business activities. For example, U.S. and global markets have been experiencing volatility and disruption due to interest rate and inflation increases, such as higher inflation rates in the U.S., which rose in the second half of 2021 and have remained above the Federal Reserve's inflation target, as well as the continued escalation of geopolitical tensions, including those as a result of the conflicts between Russia and Ukraine and in the Middle East. We have experienced and continue to experience inflationary pressures in certain areas of our business. Although our business has not yet been materially negatively impacted by such inflationary pressures, we cannot be certain that neither we nor our customers will be materially impacted by continued pressures. To the extent conditions in the domestic and global economy change, our business could be harmed as current and potential customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products, or may choose not to use certain of our other services, which they may consider discretionary. If our customers face decreased consumer demand, increased regulatory burdens or more limited access to international markets, we may face a decline in the demand for our products and services, and our operating results could be adversely impacted.

Uncertain and adverse economic conditions may also lead to a decline in the ability of our customers to use or access credit, including through credit cards, as well as increased refunds and chargebacks, any of which could adversely affect our business. In addition, changing economic conditions may also adversely affect third parties with which we have entered into relationships and upon which we depend in order to grow our business. As a result, we may be unable to continue to grow in the event of future economic slowdowns.

Reporting requirements for which we must comply may continue to increase our costs, become too time-consuming or could divert management's attention, which could adversely affect our business and operating results.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and the listing standards of the New York Stock Exchange (NYSE). We expect the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. In addition, complying with these rules and regulations may divert management's attention from other business concerns, which could adversely affect our business and operating results.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which could have a material adverse effect on our business and the market price of our stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to audit such internal control. As previously disclosed for the year ended December 31, 2023, we identified a material weakness in the design of our controls as of December 31, 2023 related to income taxes and related disclosures and we determined that our internal control over financial reporting was not effective as of December 31, 2023, due to this material weakness. Although this material weakness has been remediated, and our management has determined, and our independent registered public accounting firm has attested, that our internal control over financial reporting was effective as of December 31, 2024, there can be no assurance that we will not identify a material weakness in internal controls in the future or that the measures we may take to remediate any such future control deficiencies will be effective.

If we have a material weakness in our internal control over financial reporting in the future, we could be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits or other adverse actions requiring us to incur defense costs or pay fines or settlements, or judgments, thereby causing investor perceptions to be adversely affected and potentially resulting in restatement of our financial statements for prior periods and a decline in the market price of our stock. In addition, our current internal controls and any new controls we implement may become inadequate because of changes in conditions in our business or information technology systems or changes in the applicable laws, regulations and standards. We have also recently acquired, and may acquire in the future, companies that were not previously subject to Sarbanes-Oxley Act regulations and accordingly were not required to establish and maintain an internal control infrastructure compliant with the Sarbanes-Oxley Act.

Any failure to design or operate effective controls, any difficulties encountered in their implementation or improvement, or any failure to implement adequate internal controls for our acquired companies could (i) harm our operating results, (ii) cause us to fail to meet our reporting obligations, (iii) adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting, which we are required to include in our periodic reports filed with the SEC, or (iv) cause investors to lose confidence in our reported financial and other information, any of which could have a negative effect on our stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE in the future.

Our business could be negatively impacted by shareholder activism.

In the past we have been subject to, and in the future may become subject to, shareholder activity and demands. Responding to actions by activist shareholders, such as requests for special meetings, potential nominations of candidates for election to our board of directors, requests to pursue a strategic combination or other transaction, or other special requests may disrupt our business and divert the attention of management and employees. In addition, any perceived uncertainties as to our future direction resulting from such a situation could result in the loss of potential business opportunities, be exploited by our competitors, cause concern to our current or potential customers and make it more difficult to attract and retain qualified personnel and business partners, any of which could negatively impact our business. Responding to actions by activist shareholders could result in substantial costs for us. In addition, actions of activist shareholders may cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals of our business.

Increased scrutiny from investors, regulators and other stakeholders relating to environmental, social and governance issues could result in additional costs for us and may adversely impact our reputation.

Investors, regulators, customers, employees and other stakeholders, both U.S.-based and internationally, are increasingly focused on environmental, social and governance (ESG) matters. If we fail, or are perceived to fail, to make progress or achievements, or to maintain ESG practices that meet evolving laws, regulations and stakeholder expectations, or if we revise any of our ESG commitments, initiatives or goals, our reputation and our ability to attract and retain employees could be harmed, we may receive negative media attention and we may be negatively perceived by our investors or our customers. To the extent that our required and voluntary disclosures about ESG matters increase, we could also be questioned about the accuracy, adequacy, or completeness of such disclosures and our reputation could be negatively impacted. We continue to monitor the development of ESG laws, regulations and other evolving disclosure requirements in the U.S. and globally.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, whether due to climate change or otherwise, and to interruption by man-made events such as terrorism and civil unrest.

Our continued growth depends on the ability of our customers to access our products, services and customer support at any time and within an acceptable amount of time. In addition, our ability to access certain third-party solutions is important to our operations and the delivery of our products, services and customer support. Although we have disaster recovery plans in place, a significant natural disaster, such as an earthquake, fire or flood or other unusual or prolonged adverse weather patterns, whether due to climate change or otherwise, or acts of terrorism, civil unrest, pandemics, international conflicts, such as the conflicts between Russia and Ukraine and in the Middle East, or other similar events beyond our control could cause disruptions in our business or the business of our infrastructure vendors, data center hosting providers, partners or customers, our infrastructure vendors' abilities to provide connectivity and perform services on a timely basis or the economy as a whole. In the event our or our service providers' IT systems' are hindered by any of the events discussed above or otherwise, we could experience downtime, our products could become unavailable or our customers' websites could experience downtime or become unavailable. A prolonged service disruption for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the services we use.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

GoDaddy maintains an enterprise-wide cybersecurity program designed to manage cybersecurity risk.

Board and Audit and Finance Committee Governance

Our board of directors (the Board) manages cybersecurity risks as part of the company's overall risk management framework. The Board oversees the company's cybersecurity risk management program through the Board's Audit and Finance Committee (the Audit Committee). The Audit Committee receives verbal and written reports at least quarterly from GoDaddy's Chief Information Security Officer (CISO) regarding our company's cybersecurity risk management program and cybersecurity-related risks. The Audit Committee consists of Board members with diverse expertise in risk management, technology, finance and cybersecurity, including oversight of security teams. Our CISO provides the full Board with written quarterly and annual reports on our cybersecurity program and material cybersecurity-related risks, and the chair of the Audit Committee provides a quarterly summary of the Audit Committee's cybersecurity discussion to the full Board.

Management of Cybersecurity Risk

Our senior management is responsible for identifying, assessing, and managing the company's material cybersecurity risks. Our CISO oversees our programs for identifying, assessing, and managing our cybersecurity risks. Our CISO reports to our Chief Operating Officer (COO) and regularly provides updates to our CEO on significant cybersecurity-related matters. Our CISO also provides written monthly and quarterly reports on our cybersecurity program and risks to the CEO, Chief Technology Officer, and other key executives. Our CISO has more than 19 years' experience in cybersecurity, networking, and related technologies. Our CEO has more than 28 years' experience in e-commerce technology, engineering, and other related areas.

Our CISO works with an enterprise-wide cybersecurity team that provides 24/7/365 support. Our cybersecurity policies, procedures, and strategies primarily are implemented by our information security department. Other personnel and departments in the company also assist with cybersecurity risk management, including but not limited to our technology organization and our privacy, legal, vendor risk management, and corporate audit services teams. We have also developed processes to integrate cybersecurity risk management within the company's product and software development processes. In addition, product teams and business unit leaders are involved in product-related cybersecurity risk management.

Third-Party Consultants and Auditors

We use uses third-party auditors and consultants in connection with obtaining and maintaining industry certifications for certain products and services. We also have engaged third-party consultants in the past and may engage third-party consultants in the future for specific projects and engagements, such as responding to cybersecurity incidents. Our third-party financial auditors also include material cybersecurity risks and events as part of their financial audits.

Third-Party Cybersecurity Risk Management

We engage with third parties to provide us with hardware, software, and services to operate our information systems and run our business. We also rely on third parties to provide hardware, software, and services relating to our cybersecurity program. When engaging a third-party vendor or service provider, we use a variety of processes and controls to identify and oversee risks relating to that engagement, which may include one or more of the following:

- including provisions in vendor contracts that set minimum cybersecurity requirements;

- installing monitoring software to detect malicious software and activities in third party systems;

- monitoring for and applying patches to third-party hardware and software to address vulnerabilities; and

- performing security assessments before engaging new vendors or acquiring new hardware and software.

Despite our efforts, our control over and ability to monitor the security of third parties is limited and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by third parties. Additionally, any contractual protections with such third parties may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

Cybersecurity Threat Monitoring and Incident Response

We monitor for threats to our information systems through a combination of automated intrusion detection monitoring solutions, review of log data, and other activities. We require security training for all company personnel, including instructions regarding the proper methods for reporting potential cybersecurity incidents. We also provide mechanisms for interested third parties, including security researchers and law enforcement, to provide notice of potential cybersecurity threats. In addition, we monitor third-party sources for notice of cybersecurity incidents that may affect company vendors and other parties with whom we do business.

Potential and actual cybersecurity incidents are primarily handled by our internal incident response team, which is supervised by our CISO. Our incident response team is responsible for assessing the potential risk posed by an incident, providing notice to appropriate stakeholders in the company based on the perceived risk, and coordinating the assessment, containment, mitigation, and remediation efforts. Depending on the severity and scope of the incident, we also may engage external consultants. Security personnel and consultants retained by our service providers also may be involved in cases where our vendors experience a cybersecurity incident. We have processes for escalating an incident to determine whether it is material and requires notification required under applicable laws, rules and regulations.

Item 2. Properties.

Our corporate headquarters, which we lease, are located in Tempe, Arizona. We lease customer care centers and offices located throughout the U.S. as well as internationally, most significantly in Bulgaria, Germany, Romania, Serbia and the UK.

We provide our cloud-based products via a network of data centers including (i) a data center we own and operate in Phoenix, Arizona; (ii) co-location data centers located throughout the U.S., most significantly in Virginia; and (iii) co-location international data centers, most significantly in France, Germany, the Netherlands and Singapore. Our data center leases expire on various dates through 2028.

We believe our existing facilities are sufficient for our current needs. Although we have recently closed or consolidated certain of our facilities, in the future, we may need to add new facilities or expand our existing facilities to meet our evolving business needs.

Item 3. Legal Proceedings

On June 7, 2022, IBEW Local Union 481 Defined Contribution Plan and Trust, a purported shareholder (the Plaintiff), filed a shareholder derivative complaint in the Delaware Court of Chancery against certain current and former officers and directors of the company and the company as a nominal defendant. The complaint asserts claims of breach of fiduciary duty and corporate waste relating to the approval of certain settlement and release agreements we entered into with respect to certain Tax Receivable Agreements (TRAs) entered into with our pre-IPO owners. The complaint seeks monetary damages and restitution from the defendants on behalf of the company, an order directing the company to implement changes to its corporate governance and internal procedures, and an award of attorneys' fees and costs. The Plaintiff filed an amended complaint in lieu of opposing the company's initial motion on November 4, 2022. The company filed a motion to dismiss the amended complaint on January 6, 2023; briefing was completed on April 27, 2023. On August 24, 2023, the Court denied the company's motion to dismiss the amended complaint. On September 21, 2023, the company's board of directors resolved to form a Special Litigation Committee (the SLC) vested with the full authority of the board of directors, to take any such action with respect to the litigation that the SLC, in its sole discretion, deems to be in the best interests of the company. The SLC completed its investigation and concluded, in the exercise of its business judgment, that dismissal of the action with prejudice would be in the best interests of the company and its shareholders. On December 13, 2024, the SLC moved to terminate the action. The motion is pending further proceedings before the court.

Other information regarding our legal proceedings required by this item is provided in Note 13 to our financial statements and is incorporated herein by reference.

We are currently involved in, and may in the future be involved in, legal proceedings, claims, regulatory inquiries, audits, and governmental investigations incidental to our business (Proceedings), including patent infringement litigation and trademark infringement claims, as well as putative class actions, employment, commercial and consumer protection claims and other Proceedings. Although the results of any such current or future Proceedings, regardless of the underlying nature of the claims or facts, cannot be predicted with certainty, the final outcome of any current or future Proceedings we face could adversely affect our business, financial condition and results of operations.

Regardless of the final outcome, defending lawsuits, claims and other Proceedings in which we are involved is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of such Proceedings, and there can be no assurances that favorable final outcomes will be obtained.

Item 4. Mine Safety Disclosures

Not applicable.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock trades on the NYSE under the symbol "GDDY".

Stock Performance Graph

The following performance graph and related information shall not be deemed to be "soliciting material" or "filed" for purposes of Section 18 of the Exchange Act nor shall such information be incorporated by reference into any filing of GoDaddy Inc. under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference in such filing.

The following graph compares, for the five year period ending December 31, 2024, the cumulative total return to stockholders on our Class A common stock relative to the cumulative total returns of the Standard & Poor's 500 Index (S&P 500) and the NASDAQ Internet Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each index. The returns shown are based on historical results and are not intended to suggest future performance. See the disclosures in Part I, Item 1A. "Risk Factors."



Holders of Record

As of December 31, 2024, there were 16 holders of record of our Class A common stock, although we believe there are a significantly larger number of beneficial owners because many shares are held by brokers and other institutions on behalf of stockholders.

Dividend Policy

We have not paid any dividends on our Class A common stock and we currently do not intend to pay dividends. If, however, we decide to pay a dividend in the future, we would need to cause our subsidiaries to make distributions to us in an amount sufficient to cover such dividend.

Our ability to pay dividends is also limited by the covenants of our existing indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Share Repurchases

Our board of directors has authorized the share repurchase programs described in Note 5 to our financial statements. There was no share repurchase activity during the three months ended December 31, 2024 pursuant to our share repurchase programs.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included in "Financial Statements and Supplementary Data." Some of the information contained in this discussion and analysis, including information with respect to our plans and strategies for our business, includes forward-looking statements involving significant risks and uncertainties. As a result of many factors, such as those set forth in "Risk Factors," actual results may differ materially from the results described in, or implied by, these forward-looking statements.

This section generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussion of 2022 items and comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the year ended December 31, 2023.

(Throughout the tables and this discussion and analysis, dollars are in millions, excluding average revenue per user (ARPU), and shares are in thousands.)

Overview

We serve a large market of entrepreneurs, through the development and delivery of easy-to-use products in a one stop shop solution alongside personalized guidance. We serve small businesses, individuals, organizations, developers, designers and domain investors. We manage and report our business in the following two segments:

- **Applications and Commerce (A&C)**, which primarily consists of sales of products containing proprietary software, notably our website building products, as well as our proprietary commerce solutions and third-party email and productivity solutions and sales of certain products when they are included in bundled offerings of our proprietary software products.

- **Core Platform (Core)**, which primarily consists of sales of domain registrations and renewals, aftermarket domain sales, domain protection, website hosting products and website security products when not included in bundled offerings of our proprietary software products as well as sales of products not containing a software component.

We have developed a stable and durable business model driven by strong brand recognition, seamless technology, scale of our business and customer care. We generate bookings and revenue, which help us measure the success of our efforts, from the sales of our product subscriptions. In addition, we monitor total bookings as we believe it is an indicator of the expected growth in our revenue and is a supplemental measure of the operating performance of our business. Total bookings and revenue derived from both of our product categories have increased in each of the last three years, with many of our non-domains products growing faster in recent periods.

The primary factors driving growth in our business are pricing and bundling, seamless technology experience, commerce, cost optimization and retention of high intent customers. Our key priorities, developments and highlights in these areas include:

Seamless Technology and Airo. We continue to expand our AI-powered experiences, including Airo, and incorporate AI innovations into our products, services and throughout our operations to make use of efficiencies and increase productivity. We remain focused on expanding our solutions and operations to stay up to date with these developments in order to maintain and grow our business.

Cost Optimization and Profitability. During the year ended December 31, 2024, the Company engaged in cost optimization initiatives, including reductions in headcount, decreases in rent and utilities expenses, and reductions in costs associated with data center and systems infrastructure as we continue to migrate to a cloud-based infrastructure.

Pricing and Bundling. During the year ended December 31, 2024, pricing and bundling initiatives resulted in an increase in bookings and continued strong growth in A&C revenue. We aim to continue to experiment and utilize various pricing strategies and price points for our solutions. In addition, as we continue to incorporate AI innovations into our solutions, monetization trends could be affected.

Commerce. We continue to grow our commerce offerings with tailored OmniCommerce solutions, including point-of-sale systems and SaaS plans with premium features and discounted transaction fees to merchants. We also continue to enhance our offerings with new AI-powered features that simplify operations for our customers.

Customer Composition. Strong customer retention continues to drive our business. Our marketing efforts set out to educate current and potential customers about the depth and breadth of our offerings. We aim to attract high-intent customers that attach more at the outset of our relationship and over time. Our onboarding paths and seamless technology are designed to help customers more easily navigate the solutions for their one-stop-shop experience through an integrated platform. We have focused our efforts here because we know through our long history and vast amount of data that customers with a greater number of products with us retain at higher rates and produce higher lifetime value. For the year ended December 31, 2024, our customer retention rate was approximately 84%, a slight reduction from the approximate 85% in each of the four years prior, due to divestitures, migrations and the end of life of certain products as part of our efforts to streamline brands outside the GoDaddy platform. For the year ended December 31, 2024, customer retention for customers within the GoDaddy platform, which represents the vast majority of our customers, was approximately 87%. In addition, the retention rate for our customers who had been with us for over three years as of December 31, 2024 was approximately 90%. Greater than 89% of our total revenue was generated by customers who were also customers in the prior year.

We believe the breadth and depth of our solutions, the intelligent and proactive AI-powered experiences and the high quality and responsiveness of our customer care team builds strong relationships with our customers and are key to our high level of customer retention. To that end, we continue to monitor our customer cohorts to ensure growth and stability of our customer base. We track revenue and retention rates generated by our annual customer cohorts over time, as well as corresponding marketing and advertising spend.

Financial Highlights

Below are our key consolidated financial highlights for 2024, with comparisons to 2023.

- Total revenue of $4,573.2 million, an increase of 7.5% on a reported and constant currency basis[1].

- International revenue of $1,459.8 million, an increase of 5.7%, or approximately 5.8% on a constant currency basis[1].

- Total bookings of $5,038.8 million, an increase of 9.5%, or approximately 9.7% on a constant currency basis[1].

- Operating income of $893.5 million, an increase of 63.2%.[2]

- Net income of $936.9 million, a decrease of 31.9%.[2]

- Normalized EBITDA[3] of $1,395.9 million, an increase of 23.0%.

- Net cash provided by operating activities of $1,287.7 million, an increase of 22.9%.

[1] *Discussion of constant currency is set forth in "Quantitative and Qualitative Disclosures about Market Risk."*
[2] *Our operating results for the year ended December 31, 2024 and December 31, 2023 included $39.4 million and $90.8 million, respectively, in restructuring and other charges, as further discussed in Note 14 to our financial statements. Net income for the year ended December 31, 2023 included a $971.8 million benefit for income taxes primarily due to a $1,014.0 million release of the majority of our domestic valuation allowance.*
[3] *A reconciliation of Normalized EBITDA to net income, its most directly comparable GAAP financial measure, is set forth in "Reconciliation of NEBITDA" below.*

Results of Operations

The following table sets forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,					
	2024		2023		2022	
	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue
Revenue:						
A&C	$ 1,653.0	36.1 %	$ 1,430.4	33.6 %	$ 1,279.7	31.3 %
Core	2,920.2	63.9 %	2,823.7	66.4 %	2,811.6	68.7 %
Total revenue	4,573.2	100.0 %	4,254.1	100.0 %	4,091.3	100.0 %
Costs and operating expenses:						
Cost of revenue (excluding depreciation and amortization)	1,652.0	36.1 %	1,573.6	37.0 %	1,484.5	36.3 %
Technology and development	814.4	17.8 %	839.6	19.7 %	794.0	19.4 %
Marketing and advertising	356.9	7.8 %	352.9	8.3 %	412.3	10.1 %
Customer care	287.5	6.3 %	304.5	7.2 %	305.9	7.5 %
General and administrative	394.2	8.6 %	374.0	8.9 %	385.5	9.4 %
Restructuring and other	39.4	0.9 %	90.8	2.1 %	15.7	0.4 %
Depreciation and amortization	135.3	3.0 %	171.3	3.9 %	194.6	4.7 %
Total costs and operating expenses	3,679.7	80.5 %	3,706.7	87.1 %	3,592.5	87.8 %
Operating income	893.5	19.5 %	547.4	12.9 %	498.8	12.2 %
Interest expense	(158.3)	(3.5)%	(179.0)	(4.2)%	(146.3)	(3.6)%
Loss on debt extinguishment	(4.6)	(0.1)%	(1.5)	— %	(3.6)	(0.1)%
Other income (expense), net	34.8	0.8 %	36.9	0.8 %	7.6	0.2 %
Income before income taxes	765.4	16.7 %	403.8	9.5 %	356.5	8.7 %
Benefit (provision) for income taxes	171.5	3.8 %	971.8	22.8 %	(3.6)	(0.1)%
Net income	936.9	20.5 %	1,375.6	32.3 %	352.9	8.6 %
Less: net income attributable to non-controlling interests	—	— %	0.8	— %	0.7	— %
Net income attributable to GoDaddy Inc.	$ 936.9	20.5 %	$ 1,374.8	32.3 %	$ 352.2	8.6 %

Non-GAAP Financial Measures, Operating Metrics and Business Metrics

In addition to our results determined in accordance with GAAP, we believe that the following non-GAAP financial measures, operating metrics and business metrics may be useful as supplements in evaluating our ongoing operational performance:

	Year Ended December 31,		
	2024	2023	2022
Normalized EBITDA	$ 1,395.9	$ 1,134.5	$ 1,013.0
Annualized recurring revenue	$ 4,042.6	$ 3,729.3	$ 3,570.1
Total bookings	$ 5,038.8	$ 4,603.1	$ 4,413.8
Total customers at period end (in thousands)	20,511	21,026	20,897
ARPU	$ 220	$ 203	$ 197
Domains under management (in thousands)	81,013	83,554	83,857

Normalized EBITDA (NEBITDA). NEBITDA is a supplemental measure of our operating performance used by management to evaluate our business. We calculate NEBITDA as net income excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. We believe that the inclusion or exclusion of certain recurring and non-recurring items provides a supplementary measure of our core operating results and permits useful alternative period-over-period comparisons of our operations. NEBITDA should not be viewed as a substitute for comparable GAAP measures.

Annualized recurring revenue (ARR). ARR is an operating metric defined as annualized quarterly recurring GAAP revenue, net of refunds, from new and renewed subscription-based services. ARR is exclusive of any revenue that is non-recurring, including, without limitation, domain aftermarket, domain transfers, one-time set-up or migration fees and non-recurring professional website services fees. We believe ARR helps illustrate the scale of certain of our products and facilitates comparisons to other companies in our industry.

Total bookings. Total bookings is an operating metric representing the total value of customer contracts entered into during the period, excluding refunds. We believe total bookings provides additional insight into the performance of our business and the effectiveness of our marketing efforts since we typically collect payment at the inception of a customer contract but recognize revenue ratably over the term of the contract.

Total customers. We define a customer as an individual or entity, each with a unique account and paid transactions in the trailing twelve months or with paid subscriptions as of the end of the period. Total customers is one way we measure the scale of our business and can be a contributing factor to our ability to increase our revenue base.

Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU is one measure that provides insight into our ability to sell additional products to our customers.

Reconciliation of NEBITDA

The following table reconciles NEBITDA to net income, its most directly comparable GAAP financial measure:

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 936.9	$ 1,375.6	$ 352.9
Depreciation and amortization	135.3	171.3	194.6
Equity-based compensation expense[1]	299.1	294.0	264.4
Interest expense, net of interest income	130.4	155.4	135.0
Acquisition-related expenses, net of reimbursements	0.2	12.1	35.1
Restructuring and other[2]	65.5	97.9	27.4
Provision (benefit) for income taxes	(171.5)	(971.8)	3.6
NEBITDA	$ 1,395.9	$ 1,134.5	$ 1,013.0

[1] The year ended December 31, 2024 and 2023 excludes $0.8 million and $2.3 million, respectively, of equity-based compensation expense associated with our restructuring activities, which is included within restructuring and other.

[2] In addition to the restructuring and other in our statements of operations, other charges are primarily composed of lease-related expenses associated with closed facilities, charges related to certain legal matters, adjustments to the fair value of our equity investments, expenses incurred in relation to the refinancing of our long-term debt, and incremental expenses associated with certain professional services.

Year-Over-Year Comparison

Revenue

We generate the majority of our revenue from sales of product subscriptions, as described in Note 2 to our financial statements. Our subscriptions can range from monthly terms to multi-annual terms of up to ten years, depending on the product. Revenue is presented net of refunds, and we maintain a reserve to provide for refunds granted to customers.

The following table presents our revenue for the periods indicated:

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	2023	2022	$ change	% change	$ change	% change
Applications and commerce	$ 1,653.0	$ 1,430.4	$ 1,279.7	$ 222.6	16 %	$ 150.7	12 %
Core platform	2,920.2	2,823.7	2,811.6	96.5	3 %	12.1	0 %
Total revenue	$ 4,573.2	$ 4,254.1	$ 4,091.3	$ 319.1	8 %	$ 162.8	4 %

Total revenue increased 7.5%, due to the increases in our A&C and Core revenues, as described below:

A&C. The 15.6% increase in A&C revenue for the year ended December 31, 2024 was driven by: (i) 20.3% growth in revenue related to our productivity applications, most notably from our pricing and bundling initiatives; (ii) 8.7% growth in revenues due to continued customer adoption of our subscription-based products designed to establish and grow an online presence; and (iii) 40.1% growth in revenue related to our commerce solutions, as continued customer adoption has resulted in an increase in payment volume.

Core. The 3.4% increase in Core revenue for the year ended December 31, 2024 was driven by 7.1% growth in domain registration and add-on revenues and 5.0% growth in aftermarket revenues due to increasing sales volume. Partially offsetting these increases was an 11.6% decrease in hosting revenues primarily due to end-of-life and migration activities from certain products and disposition of certain hosting assets.

Bookings

The following table presents our total bookings for the periods indicated:

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	2023	2022	$ change	% change	$ change	% change
Total bookings	$ 5,038.8	$ 4,603.1	$ 4,413.8	$ 435.7	9 %	$ 189.3	4 %

The 9.5% increase in total bookings for the year ended December 31, 2024 was primarily driven by continued customer adoption of our productivity solutions and related add-ons as well as pricing and bundling initiatives, strength in domains, and continued strong adoption of our website-building presence products and commerce solutions.

Costs and Operating Expenses

Cost of revenue

Cost of revenue primarily represents the direct costs incurred in connection with selling an incremental product to our customers. Such costs primarily relate to domain registration fees, payment processing fees, third-party commissions and licensing fees for third-party productivity applications. Similar to our billing practices, we pay domain costs at the time of purchase for the life of each subscription but recognize the costs of service ratably over the term of our customer contracts. The terms for domain costs are established by agreements between registries and registrars and can vary significantly depending on the top-level domain (TLD). We expect cost of revenue to increase in absolute dollars in future periods due to increased sales of domains and third-party productivity applications. However, cost of revenue may fluctuate as a percentage of total revenue, depending on the mix of products sold in a particular period.

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	2023	2022	$ change	% change	$ change	% change
Cost of revenue	$ 1,652.0	$ 1,573.6	$ 1,484.5	$ 78.4	5 %	$ 89.1	6 %

The 5.0% increase in cost of revenue for the year ended December 31, 2024 was driven by: (i) 7.1% growth in domain registration and add-on revenues and 5.0% growth in aftermarket revenues; (ii) 20.3% growth in revenue related to our productivity applications, most notably our pricing and bundling initiatives; (iii) 8.7% growth in revenues due to continued customer adoption of our subscription-based products designed to establish and grow an online presence; and (iv) 40.1% growth in revenue related to our commerce solutions.

Technology and development

Technology and development expenses represent the costs associated with the creation, development and distribution of our products and websites. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the operation of our data centers and systems infrastructure supporting those products, excluding depreciation expense. We expect technology and development expenses to decrease as a percentage of revenue in future periods following a period of investment in product development and migration toward a unified infrastructure platform.

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	2023	2022	$ change	% change	$ change	% change
Technology and development	$ 814.4	$ 839.6	$ 794.0	$ (25.2)	(3)%	$ 45.6	6 %

The 3.0% decrease in technology and development expenses for the year ended December 31, 2024 was attributable to a $13.0 million decrease in personnel costs driven by lower average headcount and acquisition related employee retention payments, and a $6.8 million decrease in legal, professional, and technology license costs. Additionally, data center and systems infrastructure costs decreased by $12.4 million, offset by a $9.3 million increase in public cloud cost as we migrate to a cloud-based infrastructure.

Marketing and advertising

Marketing and advertising expenses represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across a variety of channels. These expenses also include personnel costs and affiliate program commissions. We expect marketing and advertising expenses to fluctuate depending on both the mix of internal and external marketing resources used, the size and scope of our future campaigns and the level of discretionary investments we make in marketing to drive future sales.

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	2023	2022	$ change	% change	$ change	% change
Marketing and advertising	$ 356.9	$ 352.9	$ 412.3	$ 4.0	1 %	$ (59.4)	(14)%

The 1.1% increase in marketing and advertising for the year ended December 31, 2024 was primarily attributable to increased discretionary advertising spend in support of our strategic initiatives.

Customer care

Customer care expenses represent the costs to guide and service our customers, primarily consisting of personnel costs. We expect customer care expenses to fluctuate depending on the methods of customer interaction utilized as well as the level of personnel required to support our business.

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	2023	2022	$ change	% change	$ change	% change
Customer care	$ 287.5	$ 304.5	$ 305.9	$ (17.0)	(6)%	$ (1.4)	0 %

The 5.6% decrease in customer care for the year ended December 31, 2024 was attributable to a $20.1 million decrease in personnel costs driven by lower average headcount in conjunction with cost optimization initiatives including our use of alternative technologies and an increase in hiring in lower cost regions.

General and administrative

General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent for all locations, acquisition-related expenses and other general costs. We expect general and administrative expenses to fluctuate depending on the level of personnel and other administrative costs required to support our business as well as the significance of any strategic acquisitions we choose to pursue.

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	**2023**	**2022**	**$ change**	**% change**	**$ change**	**% change**
General and administrative	$ 394.2	$ 374.0	$ 385.5	$ 20.2	5 %	$ (11.5)	(3)%

The 5.4% increase in general and administrative expenses for the year ended December 31, 2024 was primarily attributable to a $14.8 million increase in personnel costs, driven by higher stock-based compensation, and an $11.4 million increase in legal and professional costs. These increases were partially offset by a $6.1 million reduction in rent and utilities expenses, primarily the result of closed facilities and lease abandonments during 2024.

Restructuring and other

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	**2023**	**2022**	**$ change**	**% change**	**$ change**	**% change**
Restructuring and other	$ 39.4	$ 90.8	$ 15.7	$ (51.4)	(57)%	$ 75.1	478 %

Restructuring and other of $39.4 million during 2024 primarily includes $18.2 million in severance, employee benefits and equity-based compensation, as well as individually immaterial amounts resulting from non-cash impairment charges and abandonment of certain operating leases.

Restructuring and other of $90.8 million during 2023 primarily includes costs incurred pursuant to restructuring activities as further discussed in Note 14 to our financial statements, as well as a charge of $17.0 million related to the termination of a revenue sharing agreement.

Depreciation and amortization

Depreciation and amortization expenses consist of charges relating to the depreciation of the property and equipment used in our operations and the amortization of acquired intangible assets. These expenses may increase or decrease in absolute dollars in future periods depending on our future level of capital investments in hardware and other equipment as well as the significance of any future acquisitions.

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	**2023**	**2022**	**$ change**	**% change**	**$ change**	**% change**
Depreciation and amortization	$ 135.3	$ 171.3	$ 194.6	$ (36.0)	(21)%	$ (23.3)	(12)%

The 21.0% decrease for the year ended December 31, 2024 was attributable to a $26.4 million decrease in amortization of acquired intangible assets driven by certain intangible assets reaching the end of their useful life and an $8.1 million decrease in depreciation primarily due to property and equipment being fully depreciated or disposed of during the period.

Interest expense

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	**2023**	**2022**	**$ change**	**% change**	**$ change**	**% change**
Interest expense	$ 158.3	$ 179.0	$ 146.3	$ (20.7)	(12)%	$ 32.7	22 %

The 11.6% decrease in interest expense for the year ended December 31, 2024 was attributable to the refinancing of the 2029 Term Loans in July 2023, January 2024 and December 2024 and the 2031 Term Loans in May 2024, each of which reduced our interest margin. See Note 10 to our financial statements for additional discussion.

Other income (expense), net

	Year Ended December 31,			2024 to 2023		2023 to 2022	
	2024	**2023**	**2022**	**$ change**	**% change**	**$ change**	**% change**
Other income (expense), net	$ 34.8	$ 36.9	$ 7.6	$ (2.1)	(6)%	$ 29.3	386 %

The 5.7% decrease in other income (expense), net for the year ended December 31, 2024 was attributable to the $12.1 million increase in the carrying value of one of our equity investments during the year ended December 31, 2023 which did not occur during the year ended December 31, 2024 as well as a $4.8 million decrease in foreign exchange gains, driven by the

strengthening of the USD relative to other currencies in 2024. This decrease was partially offset by a $4.4 million increase in interest income from higher invested cash balances.

Loss on debt extinguishment

In 2024, we recognized a loss on debt extinguishment of $4.6 million related to the refinancing of the 2027 and 2029 Term Loans. In 2023, we recognized a loss on debt extinguishment of $1.5 million related to the refinancing of the 2029 Term Loans. See Note 10 to our financial statements for additional discussion.

Benefit (provision) for income taxes

As described below, on January 1, 2024, we completed the DNC Restructure and Desert Newco was converted from a partnership to a disregarded entity for U.S. income tax purposes, which resulted in a one-time non-cash income tax benefit in the first quarter of 2024 of $267.4 million. During 2023, we released a majority of our domestic valuation allowance on a portion of our deferred tax assets resulting in a $1,014.0 million non-cash income tax benefit. This release was related to our U.S. federal and state domestic NOLs, credit carryforwards and other deferred tax assets (DTAs).

Segment Results of Operations

Our two operating segments, A&C and Core, reflect the way we manage and evaluate the performance of our business. Our chief operating decision maker evaluates segment performance based upon several factors, of which the primary financial measures are revenue and Segment EBITDA, our segment measure of profitability. See Note 18 to our financial statements for a reconciliation of Segment EBITDA to net income, its most directly comparable GAAP financial measure.

Applications and Commerce

The following table presents the results for our A&C segment for the periods indicated:

| | Year Ended December 31, | | | 2024 to 2023 | | 2023 to 2022 | |
	2024	2023	2022	$ change	%/ bps change	$ change	%/ bps change
Revenue	$ 1,653.0	$ 1,430.4	$ 1,279.7	$ 222.6	16 %	$ 150.7	12 %
Segment EBITDA	$ 739.3	$ 594.2	$ 522.8	$ 145.1	24 %	$ 71.4	14 %
Segment EBITDA Margin	44.7 %	41.5 %	40.9 %	n/a	320 bps	n/a	60 bps

The 24.4% increase in A&C Segment EBITDA for the year ended December 31, 2024 was attributed to a $222.6 million increase in revenue as described above. This increase was partially offset by an increase in cost of revenue resulting from 20.3% growth in revenue related to our productivity applications, most notably our pricing and bundling initiatives and increased adoption of our products containing proprietary software, a 40.1% growth in revenue related to our commerce solutions, and a $20.4 million increase in operating expenses (excluding acquisition-related costs, equity-based compensation expense and depreciation and amortization) attributable to higher technology and development costs and marketing costs.

Core Platform

The following table presents the results for our Core segment for the periods indicated:

| | Year Ended December 31, | | | 2024 to 2023 | | 2023 to 2022 | |
	2024	2023	2022	$ change	%/ bps change	$ change	%/ bps change
Revenue	$ 2,920.2	$ 2,823.7	$ 2,811.6	$ 96.5	3 %	$ 12.1	0 %
Segment EBITDA	$ 931.7	$ 816.4	$ 783.7	$ 115.3	14 %	$ 32.7	4 %
Segment EBITDA Margin	31.9 %	28.9 %	27.9 %	n/a	300 bps	n/a	100 bps

The 14.1% increase in Core Segment EBITDA for the year ended December 31, 2024 was attributed to a $96.6 million increase in revenue as described above and a $42.1 million decrease in operating expenses (excluding acquisition-related costs and equity-based compensation expense and depreciation and amortization) attributable to lower marketing, customer care and technology and development costs. Partially offsetting these increases was an increase in cost of revenue due to 7.1% growth in domain registration and add-on revenues and 5.0% growth in aftermarket revenues.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity have been cash flow generated from operations and long-term debt borrowings. Our principal uses of cash have been to fund operations and capital expenditures, to make mandatory principal and interest payments on our long-term debt and to effectuate our share repurchase program. Our liquidity position also benefits from U.S. and state DTAs such that we have not historically paid a significant amount of U.S. federal or state income taxes.

In general, we seek to deploy our capital by focusing on requirements for our operations, on growth investments and on stockholder returns. Our strategy is to deploy capital, whether debt, equity or internally generated cash, depending on the adequacy and availability of the source of capital and which source may be used most efficiently and at the lowest cost at such time. Therefore, while cash from operations is our primary source of operating liquidity and we believe our internally-generated cash flows are sufficient to support our day-to-day operations, we may use a variety of capital sources to fund our needs for less predictable investment decisions such as strategic acquisitions and share repurchases.

We believe our existing cash and cash equivalents and cash generated by operating activities will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, our future capital requirements will depend on many factors, including our growth rate, macroeconomic activity, the timing and extent of spending to support domestic and international development efforts, continued brand development and advertising spend, the level of customer care and general and administrative activities, the introduction of new and enhanced product offerings, the costs to support new and replacement capital equipment, the completion of strategic acquisitions or share repurchases. Should we pursue additional strategic acquisitions or share repurchases, we may need to raise additional capital, which may be in the form of long-term debt or equity financings.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		
	2024	**2023**	**2022**
Net cash provided by operating activities	$ 1,287.7	$ 1,047.6	$ 979.7
Net cash provided by (used in) investing activities	21.5	(102.4)	(132.0)
Net cash used in financing activities	(677.4)	(1,261.7)	(1,326.7)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	1.3	(2.7)
Net increase (decrease) in cash and cash equivalents	$ 630.2	$ (315.2)	$ (481.7)

Operating Activities

Our primary source of cash from operating activities has been cash collections from our customers. Our primary uses of cash from operating activities have been for domain registration costs paid to registries, software licensing fees related to third-party productivity solutions, personnel costs, discretionary marketing and advertising costs, technology and development costs and interest payments. We expect cash outflows from operating activities to be affected by the timing of payments we make to registries and other operating costs as we continue to grow our business.

Net cash provided by operating activities increased $240.1 million from $1,047.6 million in 2023 to $1,287.7 million in 2024, primarily driven by the growth in total bookings. Bookings growth was due to strong adoption across our A&C product suite, particularly within productivity solutions as a result of our pricing and bundling initiatives, as well as continued strength in domains. The increase was also driven by lower restructuring related payments as well as lower technology and development related spending.

Investing Activities

Our investing activities generally consist of strategic acquisitions, dispositions and purchases of property and equipment to support the overall growth of our business. We expect our investing cash flows to be affected by the timing of payments we make for capital expenditures, strategic acquisitions or other growth opportunities we decide to pursue.

Net cash provided by investing activities increased $123.9 million from $102.4 million net cash used in 2023 to $21.5 million net cash provided in 2024, due to maturities of short-term investments of $40.0 million, a $15.4 million reduction in capital expenditures and $35.4 million of intangible asset purchases that occurred in 2023.

Financing Activities

Our financing activities generally consist of long-term debt borrowings, the repayment of principal on long-term debt, stock option exercises, Employee Stock Purchase Plan (ESPP) proceeds and share repurchases.

Net cash used in financing activities decreased $584.3 million from $1,261.7 million used in 2023 to $677.4 million used in 2024, primarily due to a $593.7 million decrease in share repurchases.

Deferred Revenue

See Note 8 to our financial statements for details regarding the expected future recognition of deferred revenue.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our financial statements.

Material Cash Requirements and Uses of Cash

Credit Facility and Senior Notes

Our long-term debt consists of the Credit Facility, which includes two tranches of term loans and a revolving credit facility, and the Senior Notes. In December 2024, we entered into an amendment to the Credit Facility to provide for a new tranche of term loans maturing in 2029 (the 2029 Term Loans). In May 2024, we entered into an amendment to the Credit Facility to provide for a new tranche of term loans maturing in 2031 (the 2031 Terms Loans), the proceeds of which were used to refinance and extend the maturity of all outstanding 2027 Term Loans and repay a portion of our 2029 Term Loans. See Note 10 to our financial statements for additional information regarding our long-term debt.

Our long-term debt agreements contain covenants restricting, among other things, our ability, or the ability of our subsidiaries, to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes including mergers and consolidations, sell assets, make restricted payments including dividends, distributions and investments, prepay junior indebtedness and engage in operations other than in connection with acting as a holding company, subject to customary exceptions. As of December 31, 2024, we were in compliance with all such covenants and had $998.7 million available for borrowing under the Revolver.

As discussed in Note 11 to our financial statements, we have hedged a portion of our long-term debt through the use of cross-currency and interest rate swap derivative instruments. These instruments help us manage and mitigate our risk of exposure to changes in foreign currency exchange rates and interest rates. See "Quantitative and Qualitative Disclosures About Market Risk" for additional discussion of our hedging activities.

Share Repurchases

As discussed in Note 5 to our financial statements, we are authorized to repurchase up to $4,000.0 million of our Class A common stock. During the year ended December 31, 2024, we repurchased a total of 5,179 shares of our Class A common stock in the open market and through accelerated share repurchase (ASR) transactions for an aggregate purchase price of $668.1 million.

As of December 31, 2024, we had $767.4 million of remaining authorization available for repurchases.

Restructuring and Other

As discussed in Note 14 to our financial statements, we undertook restructuring activities in 2024. Cash payments of $24.4 million related to restructuring activities were made during 2024, with approximately $0.8 million remaining to be paid in 2024 relating to the restructuring activities undertaken during the year. We expect to make substantially all remaining restructuring payments pursuant to these activities by the end of the second quarter of 2025.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with GAAP, and in doing so, we make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates, assumptions and judgments on an ongoing basis. Different assumptions and judgments could change the estimates used in the preparation of our financial statements, which, in turn, could change our results from those reported. We refer to estimates, assumptions and judgments of this type as our critical accounting policies and estimates, which we discuss further below. We review our critical accounting policies and estimates with the audit and finance committee of our board of directors on an annual basis.

Of our significant accounting policies, which are described in Note 2 to our financial statements, the following accounting policies and specific estimates involve a greater degree of judgement and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Revenue Recognition

Revenue is recognized when control of a promised good or service (product) is transferred to the customer, in an amount reflecting the consideration we expect to be entitled to in exchange for such product. Revenue is recognized net of allowances for returns and applicable transaction taxes collected from customers. Refunds are estimated at contract inception using the expected value method based upon historical refund experience. Domain registration and renewal revenue is recognized ratably over the registration period as the customer simultaneously receives and consumes the benefits over the contract term. For each domain registration or renewal, we have one performance obligation consisting of two promises to ensure: (1) the customer has exclusive use of the domain during the applicable registration term and (2) the domain is accessible and appropriately directed to its underlying content. After the contract term expires, unless renewed, the customer can no longer access or use the domain. We have determined these promises are not distinct within our contracts as they are highly interdependent and interrelated and are inputs to a combined benefit. Accordingly, we concluded that each domain registration or renewal represents one product offering and is a single performance obligation.

We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. We record revenue on a gross basis when we are the principal in the arrangement and on a net basis when we are an agent. The determination of whether we are a principal or an agent is dependent on whether we control the specific good or service before it is transferred to the customer, including whether we have primary fulfillment responsibility and obligation to perform the services being sold to the customer, whether we have inventory risk and whether we have latitude in establishing pricing. Revenue associated with sales of certain third party solutions, including Microsoft 365, where we act as a reseller of products provided by others is recorded on a gross basis as we have determined that we control the product before transferring it to our end customers. Revenue associated with aftermarket domain sales, excluding certain immaterial reseller arrangements, is recorded on a gross basis as we have determined that we take control of the domain before transferring it to our end customers. The determination of gross or net revenue recognition is reviewed on a product-by-product basis.

See Notes 2 and 8 to our financial statements for additional information regarding revenue recognition and deferred revenue.

Acquisitions

We determine whether substantially all of the fair value of assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is accounted for as an asset acquisition. If the threshold is not met, further assessment is undertaken to ascertain whether the acquisition meets the definition of a business.

We include the results of operations of acquired businesses in our financial statements as of the respective dates of acquisition. Accounting for business acquisitions requires us to make significant estimates and assumptions, especially at the acquisition date, with respect to tangible and intangible assets acquired, liabilities assumed and pre-acquisition contingencies. The purchase price, including estimates of the fair value of contingent consideration when applicable, is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values on the respective acquisition dates, with the excess recorded as goodwill. Critical estimates used in valuing certain acquired intangible assets include, but are not limited to, future expected cash flows (primarily from customer relationships and developed technology) and discount rates.

Contingent consideration liabilities, which relate to future earn-out payments associated with our acquisitions, are generally valued using discounted cash flow valuation methods. Critical estimates used in valuing these liabilities include estimated operating results scenarios for the applicable performance periods, probability weightings assigned to operating results scenarios and discount rates.

We use our best estimates and assumptions to determine acquisition-date fair values. These estimates are inherently uncertain and subject to refinement. We continue to collect information and reevaluate our preliminary estimates and assumptions and record any qualifying measurement period adjustments to goodwill. Contingent consideration is adjusted to fair value in subsequent periods as an increase or decrease in general and administrative expenses.

See Notes 2 and 3 to our financial statements for additional information regarding business acquisitions.

Indefinite-Lived Intangible Assets

We make estimates, assumptions and judgments when valuing indefinite-lived intangible assets in connection with the initial purchase price allocations of business acquisitions, as well as when evaluating the recoverability of our indefinite-lived intangible assets on an ongoing basis. We assess our indefinite-lived intangible assets for impairment at least annually during the fourth quarter. We will also perform an assessment at other times if and when events or changes in circumstances indicate the carrying value of these assets may not be recoverable.

We perform our impairment assessment based on qualitative analysis, which includes considering various factors including macroeconomic conditions, industry and market conditions and our historical and projected operating results. If, based on our qualitative analysis, we were to determine it is more-likely-than-not that the indefinite-lived intangible asset is impaired, a quantitative impairment test would be performed to determine if an impairment loss should be recorded.

Our qualitative assessment during 2024 indicated it was more-likely-than-not that certain indefinite-lived intangible assets were impaired. We performed a quantitative impairment test and recognized an immaterial non-cash impairment charge which was included within restructuring and other in our consolidated statement of operations. Our qualitative assessment during 2023 and 2022 did not indicate any impairment.

See Notes 2 and 4 to our financial statements for additional information regarding indefinite-lived intangible assets.

Income Taxes

We are subject to U.S. federal, state and foreign income taxes with respect to our allocable share of any taxable income or loss of Desert Newco, as well as any stand-alone income or loss we generate. On December 11, 2023, we completed a series of transactions (the DNC Restructure) designed to simplify our then-existing capital structure, commonly referred to as an "Up-C" structure, and provide us with additional strategic flexibility. Completion of these transactions resulted in Desert Newco becoming a wholly-owned subsidiary of GoDaddy Inc. Subsequent to the DNC Restructure, on January 1, 2024, Desert Newco was converted from a partnership to a disregarded entity and as a result we are now treated as a consolidated C corporation group for U.S. income tax purposes. Judgment is required in determining our provision or benefit for income taxes and in evaluating uncertain tax positions.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (DTAs) and deferred tax liabilities (DTLs) for the expected future tax consequences of events included in our financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period in which the enactment date occurs.

We recognize DTAs to the extent we believe these assets are more-likely-than-not to be realized. In evaluating our ability to realize our DTAs, in full or in part, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, prudent and feasible tax planning strategies and recent results of operations. The assumptions utilized in determining future taxable income require judgment and are consistent with the plans and estimates we use to manage our business. Actual operating results in future years could differ from our current assumptions, judgments and estimates, which could have a material impact on the amount of DTAs we ultimately realize. We continue to maintain a valuation allowance against the DTAs for which we have concluded it is more-likely-than-not they will not be realized due to certain limitations on character or carryforward period.

We recognize tax benefits from uncertain tax positions only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit having a greater than 50% likelihood of being realized.

See Notes 2 and 16 to our financial statements for additional information regarding income taxes.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 2 to our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and variable interest rates. Consequently, we may employ policies and procedures to mitigate such risks, including the use of derivative financial instruments, which are discussed in more detail in Note 11 to our financial statements. We do not enter into derivative transactions for speculative or trading purposes.

As a result of the use of derivative instruments, we are exposed to the risk that counterparties to our contracts may fail to meet their contractual obligations. To mitigate such counterparty credit risk, we enter into contracts only with carefully selected financial institutions based upon ongoing evaluations of their creditworthiness. As a result, we do not believe we are exposed to any undue concentration of counterparty risk with respect to our derivative contracts as of December 31, 2024.

Foreign Currency Risk

We manage our exposure to changes in foreign currency exchange rates through the use of foreign exchange forward contracts and cross-currency swap contracts. See Note 11 to our financial statements for a summary of the notional amounts and fair values of such arrangements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our cash and cash equivalents.

Foreign Exchange Forward Contracts

A portion of our bookings, revenue and operating expenses is denominated in foreign currencies, which are subject to exchange rate fluctuations. Our most significant foreign currency exposures are the British pound, the Euro and the Canadian dollar. Our reported bookings, revenues and operating results may be impacted by fluctuations in foreign currency exchange rates. Fluctuations in exchange rates may also cause us to recognize transaction gains and losses in our statements of operations; however, such amounts were not material during the current period. As our international business continues to grow, our exposure to fluctuations in exchange rates will increase, which may increase the costs associated with this growth. During 2024, our total bookings growth in constant currency would have been approximately 20 basis points higher and our total revenue growth would have had an insignificant impact. Constant currency is calculated by translating bookings and revenue for each month in the current period using the foreign currency exchange rates for the corresponding month in the prior period, excluding any hedging gains or losses realized during the period. We believe constant currency information is useful in analyzing underlying trends in our business by eliminating the impact of fluctuations in foreign currency exchange rates and allows for period-to-period comparisons of our performance.

From time-to-time, we may utilize foreign exchange forward contracts to manage the volatility of our bookings and revenue related to foreign currency transactions. These forward contracts reduce, but do not eliminate, the impact of adverse currency exchange rate fluctuations. We generally designate these forward contracts as cash flow hedges for accounting purposes. Changes in the intrinsic value of designated hedges are recorded as a component of accumulated other comprehensive income (loss) (AOCI). Gains and losses, once realized, are recorded as a component of AOCI and are amortized to revenue over the same period in which the underlying hedged amounts are recognized. At December 31, 2024, the realized gain and unrealized gain included in AOCI were $2.0 million and $33.2 million, respectively.

Cross-Currency Swaps

In order to manage variability due to movements in foreign currency exchange rates related to a Euro-denominated intercompany loan, we entered into five-year cross-currency swaps in April 2017. In March 2022, we entered into a transaction to extend the maturity of these swaps to August 31, 2027, as described in Note 11 to our financial statements. The cross-currency swaps had an aggregate amortizing notional amount of €1,146.9 million at December 31, 2024 (approximately $1,187.4 million).

The swaps designated as cash flow hedging relationships convert the Euro-denominated interest and principal receipts on the intercompany loan into fixed U.S. dollar interest and principal receipts, thereby reducing our exposure to fluctuations between the Euro and U.S. dollar. Changes to the fair value of the cross-currency swaps due to changes in the value of the U.S. dollar relative to the Euro would be largely offset by the net change in the fair values of the underlying hedged items.

The swaps designated as net investment hedging relationships hedge the foreign currency exposure of our net investment in certain Euro denominated functional currency subsidiaries. At maturity, the Euro notional value will be exchanged for the U.S. dollar notional value.

Interest Rate Risk

Interest rate risk reflects our exposure to movements in interest rates associated with our variable-rate debt. We manage our exposure to changes in interest payments related to the portion of variable-rate debt through the use of interest rate swaps, all of which are designated as cash flow hedges. For the balance of our long-term debt not subject to interest rate swaps, the effect of a hypothetical 10% change in interest rates would not have had a material impact on our interest expense. See Note 10 to our financial statements for additional information regarding our long-term debt.

Total borrowings under our 2031 Term Loans were $995.0 million as of December 31, 2024. The amortization rate for the 2031 Term Loans is 1.00% per annum and the 2031 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are Secured Overnight Financing Rate (SOFR) loans and (ii) 0.75% for the term loans that are ABR loans.

Total borrowings under our 2029 Term Loans were $1,458.9 million as of December 31, 2024. The amortization rate for the 2029 Term Loans is 1.00% per annum and the 2029 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are SOFR loans and (ii) 0.75% for the term loans that are ABR loans.

In January, May, and December of 2024, we entered into amendments to the Credit Facility to refinance the 2029 and 2031 Term Loans, as discussed in Note 10 to our financial statements.

All SOFR-based interest rates under the Credit Facility are subject to a 0.0% floor.

In April 2017, we entered into a five-year pay-fixed rate, receive-floating rate interest rate swap arrangement to effectively convert a portion of the variable-rate borrowings under the 2029 Term Loans to a fixed rate. Prior to this arrangement's contractual maturity date of April 3, 2022, in March 2022, we entered into a transaction to extend the maturity of these swaps to August 31, 2027, as described in Note 11 to our financial statements. In addition, in conjunction with the refinancing of a portion of our debt in November 2022, the hedged debt index of the swaps was changed from LIBOR to SOFR. These interest rate swaps, which had a notional amount of $1,222.7 million as of December 31, 2024, serve to convert a portion of the variable-rate borrowings under the 2029 Term Loans to a fixed rate of 4.81%.

In August 2020, we entered into seven-year pay-fixed rate, receive-floating rate interest rate swap arrangements to effectively convert a portion of the variable rate borrowings under the 2027 Term Loans to a fixed rate of 0.705%. In May 2023, in conjunction with the concurrent Credit Facility amendment discussed in Note 10, we terminated these swaps and entered into new SOFR-based interest rate swaps with a fixed rate of 0.672%. These interest rate swaps, which mature on August 10, 2027, had an aggregate notional amount of $716.3 million at December 31, 2024.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of GoDaddy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GoDaddy Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter	As more fully described in Note 2 to the consolidated financial statements, the Company generates its revenue primarily from fees for domain registrations, website hosting, website security, and applications and commerce products, which are generally recognized ratably over the related contractual terms. The majority of the Company's revenue recognition process involves the use of numerous systems responsible for the processing and recording of significant volumes of data and transactions, as well as the calculation of revenue in accordance with the Company's accounting policies. Auditing certain portions of the Company's revenue recognition process was challenging and complex due to the high volume of transactions and the dependency on the design and operation of multiple proprietary information technology systems.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over certain portions of the Company's revenue recognition process. We tested controls over the initiation and billing of sales, the recognition of revenue and deferred revenue and the Company's cash to billings reconciliation process. We also tested, with involvement from information technology professionals, application controls related to appropriate revenue recognition and application controls related to the interfaces between key systems, which included controls related to access, data and the configuration of the key systems. Our audit procedures included, among others, testing on a sample basis the completeness and accuracy of the underlying data within the Company's billing and revenue systems, testing samples of sales transactions to source documentation, performing substantive analytical procedures and testing the Company's cash to billings reconciliations. We also evaluated the appropriateness of the Company's related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2004.

Phoenix, Arizona
February 20, 2025

GoDaddy Inc.
Consolidated Balance Sheets
(In millions, except shares in thousands and per share amounts)

	December 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,089.0	$ 458.8
Short-term investments	—	40.0
Accounts and other receivables	91.1	76.6
Registry deposits	34.5	37.3
Prepaid domain name registry fees	492.0	466.0
Prepaid expenses and other current assets	245.2	177.2
Total current assets	1,951.8	1,255.9
Property and equipment, net	156.4	185.3
Operating lease assets	49.4	60.8
Prepaid domain name registry fees, net of current portion	224.8	209.0
Goodwill	3,518.9	3,569.3
Intangible assets, net	1,055.8	1,158.6
Deferred tax assets	1,181.5	1,020.4
Other assets	96.8	105.6
Total assets	$ 8,235.4	$ 7,564.9
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 81.6	$ 148.1
Accrued expenses and other current liabilities	378.6	442.2
Deferred revenue	2,222.3	2,074.9
Long-term debt	15.9	17.9
Total current liabilities	2,698.4	2,683.1
Deferred revenue, net of current portion	883.2	802.4
Long-term debt, net of current portion	3,779.1	3,798.5
Operating lease liabilities, net of current portion	76.7	90.2
Other long-term liabilities	85.7	90.7
Deferred tax liabilities	20.2	37.8
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value - 50,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.001 par value - 1,000,000 shares authorized; 141,208 and 142,051 shares issued and outstanding as of December 31, 2024 and 2023, respectively	0.1	0.1
Class B common stock, $0.001 par value - 500,000 shares authorized; none and 259 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Additional paid-in capital	2,611.8	2,271.6
Accumulated deficit	(2,052.3)	(2,320.7)
Accumulated other comprehensive income	132.5	111.2
Total stockholders' equity	692.1	62.2
Total liabilities and stockholders' equity	$ 8,235.4	$ 7,564.9

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Operations
(In millions, except shares in thousands and per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue:			
Applications and commerce	$ 1,653.0	$ 1,430.4	$ 1,279.7
Core platform	2,920.2	2,823.7	2,811.6
Total revenue	4,573.2	4,254.1	4,091.3
Costs and operating expenses[(1)]:			
Cost of revenue (excluding depreciation and amortization)	1,652.0	1,573.6	1,484.5
Technology and development	814.4	839.6	794.0
Marketing and advertising	356.9	352.9	412.3
Customer care	287.5	304.5	305.9
General and administrative	394.2	374.0	385.5
Restructuring and other	39.4	90.8	15.7
Depreciation and amortization	135.3	171.3	194.6
Total costs and operating expenses	3,679.7	3,706.7	3,592.5
Operating income	893.5	547.4	498.8
Interest expense	(158.3)	(179.0)	(146.3)
Loss on debt extinguishment	(4.6)	(1.5)	(3.6)
Other income (expense), net	34.8	36.9	7.6
Income before income taxes	765.4	403.8	356.5
Benefit (provision) for income taxes	171.5	971.8	(3.6)
Net income	936.9	1,375.6	352.9
Less: net income attributable to non-controlling interests	—	0.8	0.7
Net income attributable to GoDaddy Inc.	$ 936.9	$ 1,374.8	$ 352.2
Net income attributable to GoDaddy Inc. per share of Class A common stock:			
Basic	$ 6.63	$ 9.27	$ 2.22
Diluted	$ 6.45	$ 9.08	$ 2.19
Weighted-average shares of Class A common stock outstanding:			
Basic	141,250	148,296	158,788
Diluted	145,287	151,452	161,457

_____

[(1)] Costs and operating expenses include equity-based compensation expense as follows:

Cost of revenue	$ 0.9	$ 1.3	$ 1.5
Technology and development	155.2	162.4	140.3
Marketing and advertising	30.9	27.9	29.1
Customer care	21.6	24.1	20.0
General and administrative	90.5	78.3	73.5
Restructuring and other	0.8	2.3	—
Total equity-based compensation expense	$ 299.9	$ 296.3	$ 264.4

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Comprehensive Income
(In millions)

		Year Ended December 31,				
		2024		**2023**		**2022**
Net income	$	936.9	$	1,375.6	$	352.9
Foreign exchange forward contracts gain (loss), net[1]		32.1		(24.3)		24.3
Unrealized swap gain (loss), net[1]		(26.9)		(34.1)		214.9
Change in foreign currency translation adjustment		16.1		(8.6)		(22.1)
Comprehensive income		958.2		1,308.6		570.0
Less: comprehensive income attributable to non-controlling interests		—		1.0		1.1
Comprehensive income attributable to GoDaddy Inc.	$	958.2	$	1,307.6	$	568.9
[1] Amounts are net of the income tax effects reflected below:						
Foreign exchange forward contracts gain (loss), net	$	10.0	$	(5.5)	$	—
Unrealized swap gain (loss), net	$	1.9	$	(25.0)	$	(2.6)

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In millions, except shares in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
	Shares	Amount	Shares	Amount					
Balance at December 31, 2021	166,901	$ 0.2	320	$ —	$ 1,594.7	$ (1,474.6)	$ (38.6)	$ 1.5	$ 83.2
Net income	—	—	—	—	—	352.2	—	0.7	352.9
Equity-based compensation, including amounts capitalized	—	—	—	—	267.8	—	—	—	267.8
Repurchases of Class A common stock	(16,844)	—	—	—	—	(1,300.3)	—	—	(1,300.3)
Stock option exercises	536	—	—	—	20.0	—	—	(0.1)	19.9
Issuances of Class A common stock under employee stock purchase plan	495	—	—	—	30.1	—	—	—	30.1
Impact of derivatives, net	—	—	—	—	—	—	239.2	—	239.2
Change in foreign currency translation adjustment	—	—	—	—	—	—	(22.1)	—	(22.1)
Vesting of restricted stock units and other	2,742		(8)	—	—	0.1	(0.5)	0.4	—
Balance at December 31, 2022	153,830	0.2	312	—	1,912.6	(2,422.6)	178.0	2.5	(329.3)
Net income	—	—	—	—	—	1,374.8	—	0.8	1,375.6
Equity-based compensation, including amounts capitalized	—	—	—	—	298.4	—	—	—	298.4
Repurchases of Class A common stock[1]	(17,356)	—	—	—	—	(1,272.9)	—	—	(1,272.9)
Stock option exercises	557	—	—	—	19.8	—	—	(0.2)	19.6
Issuances of Class A common stock under employee stock purchase plan	492	—	—	—	30.0	—	—	—	30.0
Impact of derivatives, net	—	—	—	—	—	—	(58.4)	—	(58.4)
Change in foreign currency translation adjustment	—	—	—	—	—	—	(8.6)	—	(8.6)
Impact of DNC Restructure	270	—	—	—	9.3	—	—	(2.5)	6.8
Vesting of restricted stock units and other	4,258	(0.1)	(53)	—	1.5	—	0.2	(0.6)	1.0
Balance at December 31, 2023	142,051	0.1	259	—	2,271.6	(2,320.7)	111.2	—	62.2

GoDaddy Inc.
Consolidated Statements of Stockholders' Equity (Deficit) (continued)
(In millions, except shares in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
	Shares	Amount	Shares	Amount					
Net income	—	—	—	—	—	936.9	—	—	936.9
Equity-based compensation, including amounts capitalized	—	—	—	—	301.8	—	—	—	301.8
Repurchases of Class A common stock[1]	(5,179)	—	—	—	—	(668.6)	—	—	(668.6)
Stock option exercises	199	—	—	—	6.9	—	—	—	6.9
Issuances of Class A common stock under employee stock purchase plan	356	—	—	—	31.8	—	—	—	31.8
Impact of derivatives, net	—	—	—	—	—	—	5.2	—	5.2
Change in foreign currency translation adjustment	—	—	—	—	—	—	16.1	—	16.1
Vesting of restricted stock units and other	3,781	—	(259)	—	(0.3)	0.1	—	—	(0.2)
Balance at December 31, 2024	141,208	$ 0.1	—	$ —	$ 2,611.8	$ (2,052.3)	$ 132.5	$ —	$ 692.1

_____

(1) Includes a 1% excise tax on shares repurchased, net of the fair market value of new share issuances, of $0.4 million and $8.5 million, for the years ended December 31, 2024 and December 31, 2023, respectively.

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2024	2023	2022
Operating activities			
Net income	$ 936.9	$ 1,375.6	$ 352.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	135.3	171.3	194.6
Equity-based compensation	299.9	296.3	264.4
(Gain) loss on derivative instruments	(16.8)	(12.0)	27.6
Deferred taxes	(177.8)	(993.2)	(18.4)
Other	49.0	79.1	77.2
Changes in operating assets and liabilities, net of amounts acquired:			
Prepaid domain name registry fees	(42.3)	(41.9)	(34.7)
Accounts payable	(65.5)	28.3	35.1
Accrued expenses and other current liabilities	0.3	56.2	11.3
Deferred revenue	235.4	149.2	101.6
Other operating assets and liabilities	(66.7)	(61.3)	(31.9)
Net cash provided by operating activities	1,287.7	1,047.6	979.7
Investing activities			
Maturities (purchases) of short-term investments	40.0	(40.0)	—
Business acquisitions, net of cash acquired	—	—	(72.5)
Purchases of intangible assets	—	(35.4)	(0.4)
Purchases of property and equipment	(26.6)	(42.0)	(59.7)
Other investing activities, net	8.1	15.0	0.6
Net cash provided by (used in) investing activities	21.5	(102.4)	(132.0)
Financing activities			
Proceeds received from:			
Issuance of term loans	4,214.8	1,759.9	1,725.3
Stock option exercises	6.9	19.6	19.9
Issuance of Class A common stock under employee stock purchase plan	31.8	30.0	30.1
Payments made for:			
Repurchases of Class A common stock	(676.5)	(1,270.2)	(1,294.6)
Repayment of term loans	(4,237.1)	(1,786.3)	(1,789.9)
Other financing obligations	(17.3)	(14.7)	(17.5)
Net cash used in financing activities	(677.4)	(1,261.7)	(1,326.7)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	1.3	(2.7)
Net increase (decrease) in cash and cash equivalents	630.2	(315.2)	(481.7)
Cash and cash equivalents, beginning of period	458.8	774.0	1,255.7
Cash and cash equivalents, end of period	$ 1,089.0	$ 458.8	$ 774.0
Cash paid during the period for:			
Interest on long-term debt, including impact of interest rate swaps	$ 150.2	$ 169.8	$ 127.3
Income taxes, net of refunds received	$ 19.1	$ 10.6	$ 11.2
Amounts included in the measurement of operating lease liabilities	$ 39.7	$ 44.4	$ 50.0
Supplemental disclosure of non-cash transactions			
Operating lease assets obtained in exchange for operating lease obligations	$ 11.5	$ 8.3	$ 14.9
Accrued purchases of property and equipment at period end	$ 0.5	$ 1.9	$ 12.4

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except shares in thousands and per share amounts)

1. Organization and Background

Description of Business

We deliver simple, easy-to-use cloud-based solutions, outcome-driven, personalized guidance in a one-stop shop solution with ease and access to our payment solutions. Our products enable our customers to establish a digital presence, connect with their customers and manage their presence.

Organization

On December 11, 2023, we completed a series of transactions (the DNC Restructure) designed to simplify our then-existing capital structure, commonly referred to as an "Up-C" structure, and provide us with additional strategic flexibility. Completion of these transactions resulted in Desert Newco LLC (Desert Newco) becoming a wholly-owned subsidiary of GoDaddy Inc. Pursuant to the DNC Restructure, all limited liability company units of Desert Newco not held by us or our subsidiaries were cancelled and converted into newly issued shares of our Class A common stock. Subsequent to the DNC Restructure, on January 1, 2024, Desert Newco was converted from a partnership to a disregarded entity and as a result we are now treated as a consolidated C corporation group for U.S. income tax purposes.

Basis of Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and include our accounts and the accounts of our subsidiaries. All material intercompany accounts and transactions have been eliminated.

Prior Period Reclassifications

Certain immaterial prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, revenue recognition, valuation of business combinations, valuation of acquired indefinite-lived intangibles and income taxes. We periodically evaluate our estimates and adjust prospectively, if necessary. We believe our estimates and assumptions are reasonable; however, actual results may differ.

Segments

We report our operating results through two reportable segments: Applications and Commerce (A&C) and Core Platform (Core), as further discussed in Note 18.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, other highly liquid investments with a remaining maturity of 90 days or less at the date of acquisition and receivables related to third-party payment processor transactions normally received within 72 hours. Amounts receivable for payment processor transactions totaled $30.1 million and $41.2 million at December 31, 2024 and 2023, respectively.

Short-Term Investments

Short-term investments consist of instruments with a remaining maturity in excess of 90 days at the date of acquisition, which are carried at fair value. The estimated fair value of short-term investments is determined based on quoted market prices and approximated historical cost. We did not have any material realized or unrealized gains or losses on sales of short-term investments during any of the periods presented.

We classify short-term investments as available-for-sale at the time of purchase and reevaluate such classification at each balance sheet date. We may sell short-term investments at any time for use in current operations or for other purposes, even if they have not yet reached maturity. As a result, we classify all short-term investments, including investments with maturities beyond 12 months, as current assets.

Registry Deposits

Registry deposits represent amounts on deposit with, or receivable from, various domain name registries to be used by us to make payments for future domain registrations or renewals.

Prepaid Domain Name Registry Fees

Prepaid domain name registry fees represent amounts charged by a registry at the time a domain is registered or renewed. These amounts are amortized to cost of revenue over the same period revenue is recognized for the related domain registration contracts.

Property and Equipment

Property and equipment is stated at cost. Depreciation is recorded over the estimated useful lives of the applicable assets using the straight-line method beginning on the date an asset is placed in service. We regularly evaluate the estimated useful lives to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation.

Property and equipment consisted of the following:

	Estimated Useful Lives	December 31, 2024	December 31, 2023
Computer equipment	3 years	$ 394.3	$ 438.6
Software	3-5 years	103.2	98.8
Land	Indefinite	4.8	4.8
Buildings, including improvements	5-40 years	113.8	115.0
Leasehold improvements	Lesser of useful life or remaining lease term	62.0	76.7
Other	1-20 years	14.8	16.3
Total property and equipment		692.9	750.2
Less: accumulated depreciation and amortization		(536.5)	(564.9)
Property and equipment, net		$ 156.4	$ 185.3

Depreciation and amortization expense related to property and equipment was $53.2 million, $61.3 million and $61.2 million during 2024, 2023 and 2022, respectively.

Property and equipment, net by geography was as follows:

	December 31, 2024	December 31, 2023
U.S.	$ 133.1	$ 146.9
France	15.4	19.8
All other international	7.9	18.6
	$ 156.4	$ 185.3

No other international country represented more than 10% of property and equipment, net in any period presented.

Capitalized Software Costs

We capitalize and amortize certain implementation costs related to cloud computing arrangements as well as costs incurred to develop software for internal-use during the application development phase. Costs related to the design or maintenance of internal-use software are included in technology and development expenses as incurred. We capitalized $12.8 million and $17.9 million of such costs during 2024 and 2023, respectively.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business acquisitions. Indefinite-lived intangible assets consist of the GoDaddy trade names and branding, our domain portfolio and certain contractual-based assets. Goodwill and indefinite-lived intangible assets are not amortized to earnings, but are assessed for impairment at least annually. As individual domains are sold, our indefinite-lived domain portfolio intangible asset is reduced by the allocated carrying cost of each domain, which is included in cost of revenue.

Goodwill is assessed for impairment annually during the fourth quarter of each year. We also perform an assessment at other times if events or changes in circumstances indicate the carrying value may not be recoverable. If, based on qualitative analysis, we determine it is more-likely-than-not the fair value of either of our reporting units is less than its carrying amount, a quantitative impairment test is performed. Our qualitative analysis did not indicate impairment of our goodwill during any of the periods presented.

Our indefinite-lived trade names and branding, domain portfolio and contractual-based assets are reviewed for impairment annually during the fourth quarter of each year. We also perform assessments at other times if events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. Any identified impairment losses are treated as permanent reductions in the carrying amounts of the assets.

Long-Lived and Finite-Lived Intangible Assets

Finite-lived intangible assets are amortized over the following estimated useful lives:

Customer relationships	2-9 years
Developed technology	3-5 years
Trade names and other	3-10 years

Our finite-lived intangible assets are primarily amortized on a straight-line basis. We annually evaluate the estimated remaining useful lives of our intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Long-lived and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows the asset is expected to generate is less than its carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the respective asset. Our analysis did not indicate impairment during any of the periods presented.

Debt Issuance Costs

We capitalize issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments and amortize such costs using the interest method over the terms of the respective instruments. Debt issuance costs, other than those associated with our revolving credit facility, are reflected as a direct reduction of the carrying amount of the related debt liability. Debt issuance costs related to our revolving credit facility are reflected as an asset.

Derivative Financial Instruments

We are exposed to changes in foreign currency exchange rates, primarily relating to intercompany debt, the net assets of our foreign operations and sales transactions denominated in currencies other than the U.S. dollar, as well as to changes in interest rates as a result of our variable-rate debt. Consequently, we use derivative financial instruments to manage and mitigate such risks. We do not enter into derivative transactions for speculative or trading purposes.

We utilize a variety of derivative instruments and expect that each derivative instrument qualifying for hedge accounting will be highly effective at reducing the risk associated with the exposure being hedged. For each derivative instrument designated as a hedge, we formally document, at inception, the related risk management strategy and objective, including identification of the hedging instrument, the hedged item and the risk of exposure. In addition, we formally assess, both at the inception and at least quarterly thereafter, whether the financial instruments used in the hedging transactions are effective at offsetting changes in either the fair values or cash flows of the relating underlying exposures.

Our derivative instruments are recorded at fair value on a gross basis. For cash flow reporting purposes, proceeds received or amounts paid upon the settlement of a derivative instrument are classified in the same manner as the related item being hedged.

Cash Flow Hedges

We utilize a variety of derivative instruments designated as cash flow hedges:

- foreign exchange forward contracts to hedge certain forecasted sales transactions denominated in foreign currencies;

- cross-currency swaps used to manage variability due to movements in foreign currency exchange rates related to a Euro-denominated intercompany loan; and

- pay-fixed rate, receive-floating rate interest rate swaps to effectively convert portions of our variable-rate debt to fixed.

We reflect unrealized gains or losses on cash flow hedges as components of accumulated other comprehensive income (loss) (AOCI). Gains and losses on these instruments are recorded as a component of AOCI until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from AOCI to earnings within the same line items as the underlying transactions. At inception, and each reporting period, we evaluate the effectiveness of each of our hedges, and all hedges were determined to be effective.

Net Investment Hedges

We use cross-currency swaps to reduce the risk associated with exchange rate fluctuations on our net investments in certain foreign operations. Changes in the fair value of these derivative instruments are recorded in equity as a component of AOCI in the same manner as foreign currency translation adjustments (CTA). We elected to use the spot method to assess effectiveness of these derivatives. Under this method, changes in fair value of the hedging instruments attributed to changes in spot rates are initially recorded in the CTA component of AOCI and will remain there until the hedged net investments are sold or substantially liquidated. Changes in fair value of the hedging instruments other than those due to changes in the spot rate are initially recorded in the CTA component of AOCI and are amortized to interest expense using a systematic and rational method over the instruments' term.

See Note 11 for further discussion of our derivative instruments.

Leases

We lease office and data center space in various locations. We initially recognize and measure contracts containing a lease and determine lease classification at commencement. We have lease agreements with lease and non-lease components and have elected to account for such components as a single lease component. This election is made by class of underlying asset and was elected for our leases of office space, data center space and server equipment.

Right-of-use (ROU) assets and operating lease liabilities are measured based on the estimated present value of lease payments over the lease term. In determining the present value of lease payments, we use our estimated incremental borrowing rate when the rate implicit in the lease cannot be readily determined. The estimated incremental borrowing rate is based upon information available at lease commencement including publicly available data for debt instruments. The lease term includes periods covered by options to extend when it is reasonably certain we will exercise such options as well as periods subsequent to an option to terminate the lease if it is reasonably certain we will not exercise the termination option.

Operating lease costs are recognized on a straight-line basis over the lease term while finance leases result in a front-loaded expense pattern. Variable lease costs, such as management fees, insurance, and common area maintenance, are not included in the measurement of ROU assets and lease liabilities and are expensed as incurred. On our balance sheets, assets and liabilities associated with operating leases are included within operating lease assets, accrued expenses and other current liabilities and operating lease liabilities. Assets and liabilities associated with finance leases are included in property and equipment, net, accrued expenses and other current liabilities and other long-term liabilities.

Equity Investments

We hold investments in privately held equity securities, which are recorded in other assets and were as follows:

	Equity Investments
Equity investments as of December 31, 2022	$ 40.5
Fair market value adjustments[1]	14.4
Impairment losses[1]	(2.3)
Additional investments	0.5
Equity investments as of December 31, 2023	53.1
Fair market value adjustments[1]	—
Impairment losses[1]	—
Additional investments	—
Equity investments as of December 31, 2024	$ 53.1

(1) Fair market value adjustments and impairment losses are recorded in other income (expense), net.

These securities are recorded at cost and adjusted for observable transactions for same or similar investments of the same issuer or impairment. Investment gains and losses are recorded in other income (expense), net. A security's carrying value is not adjusted if there are no observable price changes in a same or similar security from the same issuer or if there are no identified events or changes in circumstances that may indicate impairment. In determining the estimated fair value of our investments, we utilize the most recent data available to us. We assess our investments for impairment at least quarterly using both qualitative and quantitative factors. If an investment is considered impaired, we recognize an impairment loss and establish a new carrying value for the investment. Our analysis did not indicate impairment or fair market value adjustments of our investments during the year ended December 31, 2024.

Foreign Currency

Our reporting currency is the United States (U.S.) dollar. Assets denominated in foreign currencies are translated into U.S. dollars at period-end exchange rates. Foreign currency-based revenue and expenses are translated at average exchange rates prevailing throughout the period. Translation adjustments are included in equity in the CTA component of AOCI. Foreign currency remeasurement gains and losses are recorded in other income (expense), net and were $(4.7) million, $(9.6) million and $(15.7) million during 2024, 2023 and 2022, respectively.

For certain of our foreign subsidiaries whose functional currency is other than the U.S. dollar, we translate revenue and expense transactions at average exchange rates. We translate assets and liabilities at period-end exchange rates and include foreign currency translation gains and losses as a component of AOCI.

Revenue Recognition

Revenue is recognized when control of the promised good or service (product) is transferred to our customers, in an amount reflecting the consideration we expect to be entitled to in exchange for such product.

We typically receive payment at the time of sale, the purpose of which is to provide our customers with a simplified and predictable way of purchasing our products. We have determined that our contracts do not include a significant financing component. Payments received in advance of our performance are initially recorded as deferred revenue and then recognized as revenue on a straight-line basis over the term of the contract. Revenue is recognized net of allowances for returns and applicable transaction-based taxes collected from customers.

Our products, which generally include a refund period, are accounted for as variable consideration when estimating the amount of revenue to recognize. Refunds are estimated at contract inception using the expected value method based on historical refund experience and updated each reporting period as additional information becomes available and only to the extent it is probable a significant reversal of any incremental revenue will not occur. Refunds result in a reduced amount of revenue recognized over the contract term of the applicable product.

Our revenue is categorized as follows:

Applications and Commerce. A&C revenue primarily consists of revenue from sales of products containing proprietary software such as Websites + Marketing and Managed WordPress and commerce products including payment processing fees as well as sales of third-party email and productivity solutions such as Microsoft 365. A&C revenue also includes revenue from sales of products, such as website security products, when they are included in bundled offerings of our proprietary software products. Consideration is generally recorded as deferred revenue when received, which is typically at the time of sale, and revenue from most A&C products is recognized ratably over the period in which the performance obligations are satisfied, which is typically over the contract term. Payment processing fee revenue is recognized at the time of the transaction.

Core Platform. Core revenue primarily consists of revenue from sales of domain registrations and renewals, aftermarket domain sales, website hosting and security products when not included in bundled offerings of our proprietary software products. Core revenue also includes revenue from sales of products not containing a software component such as professional web services as well as fee surcharges paid to ICANN. Consideration is generally recorded as deferred revenue when received, which is typically at the time of sale, and revenue from most Core products is recognized ratably over the period in which the performance obligations are satisfied, which is typically over the contract term. Aftermarket domain revenue is recognized at the time when control of the domain is transferred to the buyer.

Disaggregated Revenue

Revenue by major product type was as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Applications and commerce	$ 1,653.0	$ 1,430.4	$ 1,279.7
Core platform: domains	2,152.7	2,018.5	1,959.2
Core platform: other	767.5	805.2	852.4
	$ 4,573.2	$ 4,254.1	$ 4,091.3

No single customer represented over 10% of our total revenue for any period presented.

Revenue by geography is based on the customer's billing address and was as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
U.S.	$ 3,113.4	$ 2,873.0	$ 2,757.3
International	1,459.8	1,381.1	1,334.0
	$ 4,573.2	$ 4,254.1	$ 4,091.3

No international country represented more than 10% of total revenue in any period presented.

See Note 8 for information regarding our deferred revenue.

Performance Obligations

Our contracts with customers may include multiple performance obligations, including a combination of some or all of the following products: domain registrations, website hosting products, website building products, website security products and other cloud-based products. Judgment may be required in determining whether products contain multiple distinct performance obligations that should each be accounted for separately or as one combined performance obligation. Revenue is recognized ratably over the period in which the performance obligations are satisfied, which is generally over the contract term.

For each domain registration or renewal we provide, we have one performance obligation consisting of two promises to ensure that: (1) the customer has the exclusive use of the domain during the applicable registration term and (2) the domain is accessible and appropriately directed to its underlying content. After the contract term expires, unless renewed, the customer can no longer access or use the domain. We have determined these promises are not distinct within our contracts as they are highly interdependent and interrelated and are inputs to a combined benefit. Accordingly, we concluded that each domain registration or renewal represents one product offering and is a single performance obligation.

We may also offer specific arrangements, such as our Websites + Marketing solution, in which we include promises to transfer multiple performance obligations in a single product offering. For such arrangements, we allocate the transaction price to each of the underlying distinct performance obligations based on its relative stand-alone selling price (SSP), as described below.

We have determined that generally each of our other products constitutes an individual product offering to our customers, and therefore have concluded that each is a single performance obligation.

For arrangements with multiple performance obligations, we allocate revenue to each distinct performance obligation based on its relative SSP. We determine SSP based on prices charged to customers for individual products, taking into consideration factors including discounting practices, the size, volume and term length of transactions, and the geographic areas in which our products are sold. Our products with multiple performance obligations often have observable SSP in the form of contractually stated list prices as we commonly sell our products or services separately to similar customers.

Principal versus Agent Considerations

We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product-by-product basis and is dependent on our determination as to whether we act as principal or agent in the transaction. Revenue from sales of certain third party solutions, including Microsoft 365, where we act as a reseller of products provided by others is recorded on a gross basis as we have determined that we control the product before transferring it to the end customer. Revenue from aftermarket domain sales, excluding certain immaterial reseller arrangements, is recorded on a gross basis as we have determined that we take control of the domain before transferring it to the end customer. Commissions paid to resellers are capitalized and amortized to cost of revenue consistent with the pattern of transfer of the products purchased.

Assets Recognized from Contract Costs

Fees paid to various registries at the inception of a domain registration or renewal represent costs to fulfill a contract. We capitalize and amortize these prepaid domain name registry fees to cost of revenue consistent with the pattern of transfer of the product to which the asset relates. Amortization expense of such asset was $793.1 million, $765.3 million and $717.1 million during 2024, 2023 and 2022, respectively.

No other contract costs were capitalized as they were not material.

Operating Expenses

Cost of Revenue (excluding depreciation and amortization)

Costs of revenue are primarily the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain registration fees, payment processing fees, third-party commissions and licensing fees for third-party productivity applications.

Technology and Development

Technology and development expenses represent the costs associated with the creation, development and distribution of our products and websites. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the data centers and systems infrastructure supporting those products, excluding depreciation expense.

Marketing and Advertising

Marketing and advertising expenses represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across a variety of channels. These expenses also include personnel costs and affiliate program commissions.

Advertising costs are expensed either as incurred, at the time a commercial initially airs or when a promotion first appears in the media. Advertising expenses were $251.9 million, $247.1 million and $284.9 million during 2024, 2023 and 2022, respectively.

Customer Care

Customer care expenses represent the costs to guide and service our customers, primarily consisting of personnel costs.

General and Administrative

General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent for all locations, all employee travel expenses, acquisition-related expenses and other general costs.

Restructuring and Other

Restructuring and other for 2024 and 2023 primarily represents: (i) charges related to the restructuring activities which were undertaken to reduce future operating expenses and improve cash flows through a combination of reductions in force as well as the sale of certain assets and liabilities of our hosting business within our Core segment in 2023, and (ii) a charge incurred in 2023 related to the termination of a revenue sharing agreement.

Restructuring and other for 2022 consists primarily of severance and other exit costs as well as charges recorded in connection with the impairment and gains and losses on disposition of certain assets.

Equity-Based Compensation

We typically grant restricted stock units (RSUs) with vesting based solely upon the continued service of the recipient and performance-based awards (PSUs) with vesting based on our relative total stockholder return (TSR) as compared to a selected index of public Internet companies. We recognize the accounting grant date fair value of equity-based awards as compensation expense over the required service period of each award.

On the settlement date of each three-year performance period associated with our TSR-based PSU grants, and only if a participant remains a Service Provider (as defined in the equity plan applicable to each grant) on such date, a participant will receive shares of our Class A common stock ranging from 0% to 200% of the originally granted PSUs based on our relative TSR as compared to the companies within the selected index. Vesting of the PSUs is subject to the TSR market condition as well as approval of the performance by our board of directors following the end of each performance period.

Equity-based awards are valued using the fair value method, which for RSUs is the fair market value of the underlying common stock on the grant date. The fair value of shares issued under our employee stock purchase plan is estimated on the first day of each offering period using the Black-Scholes option pricing model.

We estimate the grant-date fair value of the TSR-based PSUs using a Monte Carlo simulation which requires assumptions for expected volatility, risk-free rate of return and dividend yield. Expected volatilities for GoDaddy and the companies within the index are derived using historical volatilities over a period equal to the length of the performance period. We base the risk-free rate of return on the yield of a zero-coupon U.S. Treasury bond with a maturity equal to the performance period, and assume a 0% dividend rate. Equity-based compensation expense for these PSUs is recognized over the requisite service period, regardless of whether the TSR market condition is satisfied.

We utilize an estimated forfeiture rate in our equity-based compensation expense calculations, which is based on an analysis of historical data. The cumulative effect of any changes to the forfeiture rate is recognized in the period in which the estimate is changed.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (DTAs) and liabilities (DTLs) for the expected future tax consequences of events included in the financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in the period in which the enactment date occurs.

We recognize DTAs to the extent we believe these assets are more-likely-than-not to be realized. In evaluating our ability to realize our DTAs, in full or in part, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, prudent and feasible tax planning strategies and recent results of operations.

We record uncertain tax positions on the basis of a two-step process in which: (i) we determine whether it is more-likely-than-not the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions meeting the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Interest and penalties related to income taxes are included in benefit (provision) for income taxes.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The framework for measuring fair value provides a three-tier hierarchy prioritizing inputs to valuation techniques used in measuring fair value as follows:

Level 1— Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2— Inputs, other than quoted prices for identical assets or liabilities in active markets, which are observable either directly or indirectly; and

Level 3— Unobservable inputs in which there is little or no market data requiring the reporting entity to develop its own assumptions.

We hold certain assets required to be measured at fair value on a recurring basis. These include time deposits and money market funds, which we classify within Level 1 because we use quoted market prices to determine their fair value. Level 2 assets and liabilities include derivative financial instruments associated with hedging activity, as further discussed in Note 11. Derivative financial instruments are measured at fair value on the contract date and are subsequently remeasured each reporting period using inputs such as spot rates, discount rates and forward rates. There are no active markets for the hedge contracts themselves; however, the inputs used to calculate the fair value of the instruments are tied to active markets.

The following tables set forth our material assets and liabilities measured and recorded at fair value on a recurring basis:

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents:				
Commercial paper	$ —	$ 134.5	$ —	$ 134.5
Time deposits	144.9	—	—	144.9
Notice deposits	140.0	—	—	140.0
Derivative assets	—	172.7	—	172.7
Total assets	$ 284.9	$ 307.2	$ —	$ 592.1

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents:				
Commercial paper	$ —	$ 39.6	$ —	$ 39.6
Time deposits	40.0	—	—	40.0
Short-term investments:				
Time deposits	40.0	—	—	40.0
Derivative assets	—	128.6	—	128.6
Total assets	$ 80.0	$ 168.2	$ —	$ 248.2
Liabilities:				
Derivative liabilities	$ —	$ 46.4	$ —	$ 46.4

We have no other material assets or liabilities measured at fair value on a recurring basis.

Acquisitions

We determine whether substantially all of the fair value of assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this criteria is met, the single asset or group of assets, as applicable, is accounted for as an asset acquisition. If the threshold is not met, further assessment is undertaken to ascertain whether the acquisition meets the definition of a business.

We include the results of operations of acquired businesses as of the respective acquisition dates. Purchase price is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values, with the excess recorded as goodwill. If applicable, we estimate the fair value of contingent consideration payments in determining the purchase price. Measurement period adjustments to provisional purchase price allocations are recognized in the period in which they are determined, with the effect on earnings of changes in depreciation, amortization or other income resulting from such changes calculated as if the accounting had been completed at the acquisition date. Contingent consideration is adjusted to fair value in subsequent periods as an increase or decrease in general and administrative expenses. Acquisition-related costs are charged to general and administrative expense as incurred.

Concentrations of Risks

Our financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Although we deposit cash with multiple banks, these deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and bear minimal risk.

No single customer represented over 10% of our total revenue for any period presented.

In order to reduce the risk of downtime of the products we provide, we have established data centers in various geographic regions. We have internal procedures to restore products in the event of a service disruption or disaster at any of our data center facilities. We serve our customers and users from data center facilities operated either by us or third parties, which are most significantly located in Arizona, Virginia, France, Germany, the Netherlands and Singapore. Even with these procedures for disaster recovery in place, the availability of our products could be significantly interrupted during the implementation of restoration procedures.

Recent Accounting Pronouncements

In November 2023, the Financial Standards Accounting Board (FASB) issued guidance to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective for our 2024 fiscal year and interim periods in fiscal year 2025. See Note 18 for additional disclosures including the amount and composition of other segmented expenses.

In December 2023, the FASB issued guidance to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this guidance require additional disclosures about income taxes, primarily focused on the disclosure of income taxes paid and the rate reconciliation table. The new guidance will be effective for our 2025 fiscal year, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures within our consolidated financial statements.

In November 2024, the FASB issued guidance requiring public business entities to disaggregate disclosure of income statement expenses. The amendment does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories within the footnotes to the financial statements. This update is effective for our 2026 fiscal year and interim periods in fiscal year 2027, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures within our consolidated financial statements.

3.   Business Acquisitions

In July 2022, we completed the acquisition of Dan.com for net cash consideration of $69.6 million. The acquisition was not material to our results of operations.

The aggregate purchase price was allocated based upon our assessment of acquisition-date fair values with $56.3 million allocated to goodwill, none of which is tax deductible, $17.6 million to identified finite-lived intangible assets and $4.3 million of net liabilities assumed. The identified finite-lived intangible assets, which primarily consist of developed technology and customer relationships, were valued using an income-based approach and had a total weighted-average amortization period of 3.3 years. The recognition of goodwill was made based on the strategic benefits we expected to realize from the acquisition.

Pro forma financial information is not presented because the acquisition occurring in the year ended December 31, 2022 was not material to our financial statements, either individually or in the aggregate.

4.   Goodwill and Intangible Assets

The following table summarizes changes in our goodwill balance by segment:

	A&C	Core	Total
Balance at December 31, 2022	$ 1,497.0	$ 2,039.9	$ 3,536.9
Goodwill related to acquisitions	16.6	23.0	39.6
Impact of foreign currency translation	—	(3.3)	(3.3)
Purchase accounting adjustments related to prior period acquisitions	—	(3.9)	(3.9)
Balance at December 31, 2023	1,513.6	2,055.7	3,569.3
Impact of foreign currency translation	(20.5)	(28.2)	(48.7)
Less: goodwill related to disposition of businesses	—	(1.7)	(1.7)
Balance at December 31, 2024	$ 1,493.1	$ 2,025.8	$ 3,518.9

Intangible assets, net are summarized as follows:

	December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:			
Trade names and branding	$ 445.0	n/a	$ 445.0
Domain portfolio	220.5	n/a	220.5
Contractual-based assets	292.7	n/a	292.7
Finite-lived intangible assets:			
Customer-related	394.2	$ (340.8)	53.4
Developed technology	235.1	(215.9)	19.2
Trade names and other	93.2	(68.2)	25.0
	$ 1,680.7	$ (624.9)	$ 1,055.8

	December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:			
Trade names and branding	$ 445.0	n/a	$ 445.0
Domain portfolio	233.6	n/a	233.6
Contractual-based assets	292.7	n/a	292.7
Finite-lived intangible assets:			
Customer-related	459.3	$ (352.2)	107.1
Developed technology	246.8	(205.6)	41.2
Trade names and other	104.8	(65.8)	39.0
	$ 1,782.2	$ (623.6)	$ 1,158.6

During 2023, we completed two purchases of indefinite-lived domain portfolio intangible assets and related finite-lived customer-related intangible assets for a total of $35.4 million in cash and a variable earn-out of up to $4.0 million, which was paid in 2024.

Amortization expense was $78.5 million, $104.9 million and $128.9 million during 2024, 2023 and 2022, respectively. As of December 31, 2024, the weighted-average remaining amortization period for amortizable intangible assets was 16 months for customer-related intangible assets, 13 months for developed technology and 36 months for trade names and other, and was 20 months in total.

Based on the balance of finite-lived intangible assets at December 31, 2024, expected future amortization expense is as follows:

Year Ending December 31:		
2025	$	68.3
2026		21.9
2027		4.2
2028		1.9
2029		1.3
Thereafter		—
	$	97.6

5. Stockholders' Equity

Certificate of Incorporation

Our restated certificate of incorporation authorized the issuance of up to 1,000,000 shares of Class A common stock, up to 500,000 shares of Class B common stock and up to 50,000 shares of undesignated preferred stock, each having a par value of $0.001 per share. Shares of Class A common stock have both economic and voting rights. Shares of Class B common stock have no economic rights, but do have voting rights. Holders of Class A and Class B common stock are entitled to one vote per share and, except as otherwise required, will vote together as a single class on all matters on which stockholders generally are entitled to vote. No Class B shares were outstanding as of December 31, 2024.

Share Repurchases

In August 2023, our board of directors approved the repurchase of up to an additional $1,000.0 million of our Class A common stock. Such approval was in addition to the amount available for repurchases under prior approvals of our board of directors, such that our total approved authority under the program is $4,000.0 million of shares of our Class A common stock through 2025. Shares may be repurchased in open market purchases, block transactions and privately negotiated transactions, in accordance with applicable federal securities laws. This authorization has no time limits, does not obligate us to make any repurchases and may be modified, suspended or terminated by us at any time without prior notice.

In February 2022, we entered into accelerated share repurchase agreements (ASRs) to repurchase shares of our Class A common stock in exchange for an up-front aggregate payment of $750.0 million. The total number of shares ultimately delivered under the ASR, and therefore the average repurchase price paid per share, was determined based on the volume weighted-average price (VWAP) of our stock during the purchase period less an agreed upon discount. The ASRs were completed in 2022 and we repurchased a total of 9,202 shares of our Class A common stock at an average price of $81.50 per share under these arrangements. The shares received were retired at the time of delivery and the upfront payment was accounted for as an increase in accumulated deficit. The ASRs were forward contracts indexed to our Class A common stock and met all of the applicable criteria for equity classification, therefore, the ASRs were not accounted for as derivative instruments.

In 2024, we entered into ASRs to repurchase shares of our Class A common stock, pursuant to which, we made upfront payments totaling $245.0 million. No shares were initially received in connection with these ASRs. The total number of shares ultimately delivered under each ASR, and therefore the average purchase price paid per share, were determined based on the VWAP of our stock during the applicable purchase period less an agreed upon discount and subject to a cap. The ASRs were completed in 2024 and we repurchased a total of 1,353 shares of Class A common stock for $188.9 million at an average price of $139.65 per share, and a partial repayment of the upfront payment resulting from the cap, in the amount of $56.1 million in cash. The shares received were retired at the time of delivery and the upfront payment was accounted for as an increase in accumulated deficit. The ASRs were forward contracts indexed to our Class A common stock and met all of the applicable criteria for equity classification, therefore, the ASRs were not accounted for as derivative instruments.

In addition to the ASRs discussed above, we also made the following open market repurchases of our Class A common stock:

Year Ended December 31,	Number of Shares Repurchased		Aggregate Purchase Price[1]
2024	3,826	$	479.2
2023	17,356	$	1,264.4
2022	7,642	$	550.1

(1) The aggregate purchase price includes commissions paid in connection with the repurchases.

As of December 31, 2024, we had $767.4 million of remaining authorization available for repurchases.

6.   Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,			
	2024		2023	
Derivative assets	$	172.7	$	127.2
Prepaid software and maintenance expenses		33.2		23.0
Usage-based prepaid expenses[1]		20.2		8.8
Other		19.1		18.2
	$	245.2	$	177.2

(1) Usage-based prepaid expenses include various cost of sales, marketing, rent and other prepaid commitments that are amortized as the funds are used.

7.   Equity-Based Compensation Plans

Equity Plans

At our Annual Meeting of Stockholders on June 6, 2024 (the Annual Meeting), our stockholders approved the adoption of the GoDaddy Inc. 2024 Omnibus Incentive Plan (the 2024 Plan), which replaced our 2015 Equity Incentive Plan on a prospective basis. Under the 2024 Plan, we may grant shares of our Class A common stock in the form of stock options, stock appreciation rights, restricted stock, RSUs, performance awards, PSUs and other stock- and cash-based awards. 9,085 shares of Class A common stock were initially reserved for issuance under the 2024 Plan. If any award granted under the 2024 Plan or the 2015 Equity Incentive Plan expires or is canceled, forfeited, or otherwise settled without the issuance of Class A common stock, the Class A common stock covered by such award will return to the pool of reserved shares for issuance and will be available for subsequent grants under the terms of the 2024 Plan.

At the Annual Meeting, our stockholders also approved the adoption of the GoDaddy Inc. 2024 Employee Stock Purchase Plan (the 2024 ESPP), which replaced the 2015 Employee Stock Purchase Plan on a prospective basis. Under the 2024 ESPP, 4,605 shares of our Class A common stock are reserved for issuance. The 2024 ESPP enables eligible employees to purchase our Class A common stock at a price per share equal to 85% of the fair market value of our Class A common stock on the first trading day of the offering period or the last trading day of the offering period, whichever is lower.

Equity Plan Activity

The following table summarizes stock option activity:

	Number of Shares of Class A Common Stock (#)	Weighted-Average Grant-Date Fair Value ($)	Weighted-Average Exercise Price ($)	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value ($)
Outstanding at December 31, 2021	1,999		42.94		
Exercised	(536)		37.04		22.9
Forfeited	(37)		72.94		
Outstanding at December 31, 2022	1,426		44.38		
Exercised	(557)		35.23		26.1
Forfeited	(24)		72.28		
Outstanding at December 31, 2023	845		49.60		47.8
Exercised	(199)		34.46		20.8
Forfeited	(1)		17.24		
Outstanding and vested at December 31, 2024	645		54.28	3.5	92.3

The following table summarizes stock award activity:

	Number of Shares of Class A Common Stock (#)
Outstanding at December 31, 2021[1]	6,766
Granted: RSUs	4,369
Granted: TSR-based PSUs	246
Vested	(2,734)
Forfeited	(1,015)
Outstanding at December 31, 2022[1]	7,632
Granted: RSUs	3,484
Granted: TSR-based PSUs	265
TSR-based PSU achievement above target	91
Vested	(4,215)
Forfeited	(1,000)
Outstanding at December 31, 2023[1]	6,257
Granted: RSUs	2,673
Granted: TSR-based PSUs	212
TSR-based PSU achievement above target	230
Vested	(3,781)
Forfeited	(636)
Outstanding at December 31, 2024[1]	4,955

(1) The balance of outstanding awards consisted of the following:

	Number of Shares of Class A Common Stock (#)	Weighted Average Fair Value Per Share ($)
RSUs	6,890	80.32
TSR-based PSUs	676	121.00
Financial-based PSUs granted for accounting purposes	41	82.52
Financial-based PSUs not yet granted for accounting purposes	25	n/a
Outstanding at December 31, 2022	7,632	
RSUs	5,531	79.14
TSR-based PSUs	701	119.28
Financial-based PSUs granted for accounting purposes	25	77.23
Outstanding at December 31, 2023	6,257	
RSUs	4,304	97.30
TSR-based PSUs	651	142.30
Outstanding at December 31, 2024	4,955	

As of December 31, 2024, total unrecognized compensation expense related to non-vested equity grants was $380.2 million with an expected remaining weighted-average recognition period of approximately 1.7 years.

8.   Deferred Revenue

Deferred revenue consisted of the following:

	December 31,			
	2024		**2023**	
Current:				
A&C	$	783.2	$	683.8
Core		1,439.1		1,391.1
	$	2,222.3	$	2,074.9
Noncurrent:				
A&C	$	197.0	$	173.5
Core		686.2		628.9
	$	883.2	$	802.4

The increase in deferred revenue is primarily driven by payments received in advance of satisfying our performance obligations, offset by $2,177.4 million of revenue recognized during 2024 that was included in the deferred revenue balance as of December 31, 2023. Deferred revenue as of December 31, 2024 represents our aggregate remaining performance obligations that will be recognized as revenue over the period in which the performance obligations are expected to be satisfied, as follows:

	2025		**2026**		**2027**		**2028**		**2029**		**Thereafter**		**Total**	
A&C	$	783.2	$	139.7	$	43.7	$	8.1	$	3.2	$	2.3	$	980.2
Core		1,439.1		387.1		138.9		67.3		36.9		56.0		2,125.3
	$	2,222.3	$	526.8	$	182.6	$	75.4	$	40.1	$	58.3	$	3,105.5

9.   Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,			
	2024		**2023**	
Accrued payroll and employee benefits	$	146.0	$	143.6
Tax-related accruals		66.9		56.2
Derivative liabilities		—		46.4
Accrued legal and professional		35.3		39.7
Current portion of operating lease liabilities		23.0		29.1
Accrued acquisition-related expenses and acquisition consideration payable		—		15.0
Accrued marketing and advertising		15.6		12.3
Accrued interest		12.3		13.6
Other		79.5		86.3
	$	378.6	$	442.2

10. Long-Term Debt

Long-term debt consisted of the following:

	Maturity Date	December 31, 2024	December 31, 2023
2029 Term Loans (effective interest rate of 7.6% at December 31, 2024 and 8.4% at December 31, 2023)	November 10, 2029	$ 1,458.9	$ 1,752.3
2031 Term Loans (effective interest rate of 7.2% at December 31, 2024)	May 31, 2031	995.0	—
2027 Term Loans (effective interest rate of 7.4% at December 31, 2023)	August 10, 2027	—	723.8
2027 Senior Notes (effective interest rate of 5.4% at December 31, 2024 and 5.4% at December 31, 2023)	December 1, 2027	600.0	600.0
2029 Senior Notes (effective interest rate of 3.6% at December 31, 2024 and 3.6% at December 31, 2023)	March 1, 2029	800.0	800.0
Revolver	November 10, 2027	—	—
Total		3,853.9	3,876.1
Less: unamortized original issue discount and debt issuance costs[1]		(58.9)	(59.7)
Less: current portion of long-term debt		(15.9)	(17.9)
		$ 3,779.1	$ 3,798.5

_____

(1) Original issue discount and debt issuance costs are amortized to interest expense over the life of the related debt instruments using the interest method.

Credit Facility

Our secured credit agreement (the Credit Facility) includes two tranches of term loans (the 2029 Term Loans and the 2031 Term Loans), both of which were refinanced in 2024. The refinancing of the 2031 term loans replaced and extended the maturity of our previously issued term loans maturing in 2027, as described below, and a revolving credit facility (the Revolver). A portion of the term loans is hedged by interest rate swap agreements, as discussed in Note 11.

The 2031 Term Loans were originally issued in 2020 in an aggregate principal amount of $750.0 million with a 0.5% original issue discount. In May 2024, we entered into an amendment to the Credit Facility to provide for a new tranche of term loans maturing in 2031, the proceeds of which were used to refinance and extend the maturity of our 2027 Term Loans to 2031 and repay a portion of our 2029 Term Loans, as defined below. Pursuant to this amendment, the amortization rate for the 2031 Term Loans is 1.00% per annum and the 2031 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are SOFR loans and (ii) 0.75% for the term loans that are ABR loans.

In November 2022, we amended our Credit Facility to provide for a new $1,770.0 million tranche of term loans maturing in 2029 (the 2029 Term Loans), the proceeds of which were used to refinance all of the outstanding previously issued term loans maturing in 2024. In January 2024, we entered into an amendment to the Credit Facility to provide for a new tranche of term loans maturing in 2029, the proceeds of which were used to refinance our existing term 2029 Term Loans at a lower interest margin. In May 2024, in conjunction with the amendment to the Credit Facility described above to provide for a new tranche of terms loans maturing in 2031, we repaid $278.1 million of our 2029 Term Loans. In December 2024, we entered into an amendment to the Credit Facility to provide for a new $1,462.5 million tranche of term loans maturing in 2029. Pursuant to this amendment, the amortization rate for the 2029 Term Loans is 1.00% per annum and the 2029 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are SOFR loans and (ii) 0.75% for the term loans that are ABR loans. With respect to the 2024 term loan amendments, aggregate fees paid to lenders were immaterial, and we recognized a loss on debt extinguishment of $4.6 million.

In November 2022, we also increased the borrowing capacity under our Revolver from $600.0 million to $1,000.0 million under a new revolving credit facility maturing in November 2027. The Revolver bears interest at a rate equal to, at our option, either (a) SOFR for the applicable interest period plus a margin ranging from 1.25% to 1.75% per annum or (b) the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate or (iii) SOFR for an interest period of one month plus 1.0% plus a margin ranging from 0.25% to 0.75% per annum, with the margins determined based on our first lien secured leverage ratio. The Revolver also contains a financial covenant requiring us to maintain a leverage ratio of 5.75:1.00 when our usage exceeds 40.0% of the maximum capacity. This ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated EBITDA (as defined in the Credit Facility).

All SOFR-based interest rates under the Credit Facility are subject to a 0.0% floor.

Principal payments comprising 0.25% of the initial principal balances of the term loans are due quarterly. In addition to paying interest on the outstanding principal under the term loans, we are required to pay a commitment fee ranging from 0.125% to 0.375% per annum for any unutilized commitments under the Revolver, with the applicable fee determined based on our first lien secured leverage ratio.

Significant terms of the Credit Facility are as follows:

- we are required to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, insurance or condemnation proceeds and proceeds from the incurrence of certain debt;

- we are restricted by certain covenants, including, among other things, limitations on our ability to incur additional indebtedness, sell assets, incur additional liens, make certain fundamental changes, pay distributions and make certain investments; and

- subject to certain exceptions and exclusions, all obligations are unconditionally guaranteed by all of our wholly-owned, material domestic subsidiaries and are secured by substantially all of our and such subsidiaries real and personal property.

At December 31, 2024, we had $998.7 million available for borrowing under the Revolver as $1.3 million has been used to secure the issuance of standby letters of credit.

Senior Notes

In June 2019, we issued the 2027 Senior Notes in an aggregate principal amount of $600.0 million in a private placement offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2027 Senior Notes were issued at par and bear interest at 5.25% per annum, with interest payable semiannually on June 1 and December 1. The aggregate principal amount outstanding is payable at maturity, subject to earlier repurchase or optional redemption as described below.

The 2027 Senior Notes are redeemable at our option, in whole or in part, at an amount equal to 100.875% of the principal amount, decreasing to 100.0% at June 1, 2025, plus accrued and unpaid interest. Upon the occurrence of a change of control, we are required to offer to repurchase the 2027 Senior Notes from the holders at a price equal to 101.0% of the principal amount, plus accrued and unpaid interest.

In February 2021, we issued the 2029 Senior Notes in an aggregate principal amount of $800.0 million in a private placement offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2029 Senior Notes were issued at par and bear interest at 3.5% per annum, payable annually on March 1 and September 1. The aggregate principal is payable at maturity, subject to earlier repurchase or optional redemption as described below.

We may redeem the 2029 Senior Notes, in whole or in part, at an amount equal to 101.75% of the principal amount, decreasing to 100.875% at March 1, 2025 and 100.0% at March 1, 2026, plus accrued and unpaid interest. Upon the occurrence of a change of control, we are required to offer to repurchase the Senior Notes from the holders at a price equal to 101.0% of the principal amount, plus accrued and unpaid interest.

Significant terms of the 2027 Senior Notes and 2029 Senior Notes are as follows:

- they are subordinated to our existing secured debt, including the Credit Facility, and any future secured debt we may issue;

- all obligations are unconditionally guaranteed by all of our material domestic subsidiaries;

- we are restricted by certain covenants, including limitations on our ability to incur additional indebtedness, incur additional liens, consolidate with or merge with or into another entity and sell substantially all of our assets; and

- certain covenants may be suspended if we are able to obtain and maintain investment grade ratings and no event of default has occurred.

Fair Value

The estimated fair values of our long-term debt instruments are based on observable market prices for these instruments, which are traded in less active markets and therefore classified as Level 2 fair value measurements, and were as follows as of December 31, 2024:

2029 Term Loans	$	1,460.7
2031 Term Loans	$	995.0
2027 Senior Notes	$	590.2
2029 Senior Notes	$	733.5

Future Debt Maturities

Aggregate principal payments, exclusive of any unamortized original issue discount and debt issuance costs, due on long-term debt as of December 31, 2024 were as follows:

Year Ending December 31:		
2025	$	24.6
2026		24.6
2027		624.6
2028		24.6
2029		2,210.3
Thereafter		945.2
	$	3,853.9

11.   Derivatives and Hedging

We are exposed to changes in foreign currency exchange rates, primarily relating to intercompany debt and certain forecasted sales transactions denominated in currencies other than the U.S. dollar, as well as to changes in interest rates as a result of our variable-rate debt. Consequently, we use derivative financial instruments to manage and mitigate such risk. We do not enter into derivative transactions for speculative or trading purposes.

We utilize the following derivative instruments designated as cash flow hedges:

- foreign exchange forward contracts to hedge certain forecasted sales transactions denominated in foreign currencies;

- cross-currency swaps used to manage variability due to movements in foreign currency exchange rates related to a Euro-denominated intercompany loan; and

- pay-fixed rate, receive-floating rate interest rate swaps to effectively convert portions of our variable-rate debt to fixed.

We also utilize cross-currency swaps designated as net investment hedges to mitigate the risk associated with exchange rate fluctuations on our net investment in certain foreign operations.

The following table summarizes our outstanding derivative instruments on a gross basis, all of which are considered Level 2 financial instruments:

	Notional Amount		Fair Value of Derivative Assets[3]		Fair Value of Derivative Liabilities[3]	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash flow hedges:						
Foreign exchange forward contracts[1]	$ 946.3	$ 592.1	$ 33.2	$ 1.4	$ —	$ 14.7
Cross-currency swaps[2]	520.4	560.8	12.5	—	—	13.9
Interest rate swaps	1,939.0	1,959.7	111.0	127.2	—	—
Net investment hedges:						
Cross-currency swaps[2]	667.0	718.8	16.0	—	—	17.8
Total hedges	$ 4,072.7	$ 3,831.4	$ 172.7	$ 128.6	$ —	$ 46.4

(1) The notional amount includes $0.2 million and $1.0 million of foreign exchange forward contracts not designated as cash flow hedges, the aggregate fair value of which was $(0.1) million and $1.2 million as of December 31, 2024 and 2023, respectively.
(2) The notional values of the cross-currency swap have been translated from Euros to U.S. dollars at the foreign currency rates in effect at December 31, 2024 and 2023 of approximately 1.04 and 1.10, respectively.
(3) In our balance sheets, all derivative assets are recorded within prepaid expenses and other current assets and all derivative liabilities are recorded within accrued expenses and other current liabilities.

The following table summarizes the effect of our hedging relationships on AOCI:

	Unrealized Gains (Losses) Recognized in Other Comprehensive Income (Loss)		
	Year Ended December 31,		
	2024	2023	2022
Cash flow hedges:			
Foreign exchange forward contracts[1]	$ 42.1	$ (29.8)	$ 24.3
Cross-currency swap	(8.3)	(12.8)	54.0
Interest rate swaps	(16.7)	(46.3)	158.3
Net investment hedges:			
Cross-currency swaps	33.8	(38.1)	20.3
Total hedges	$ 50.9	$ (127.0)	$ 256.9

(1) Amounts include gains and losses realized upon contract settlement but not yet recognized into earnings from AOCI.

The following table summarizes the locations and amounts of gains (losses) recognized within earnings related to our hedging relationships:

| | Year Ended December 31, | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
	Revenue	Interest Expense	Other Income (Expense), Net	Revenue	Interest Expense	Other Income (Expense), Net	Revenue	Interest Expense	Other Income (Expense), Net
Cash flow hedges:									
Foreign exchange forward contracts:									
Reclassified from AOCI into income	$ 3.9	$ —	$ —	$ 16.3	$ —	$ —	$ 5.3	$ —	$ —
Cross-currency swaps:									
Reclassified from AOCI into income[1]	—	9.7	34.5	—	9.6	(17.0)	—	14.9	41.5
Interest rate swaps:									
Reclassified from AOCI into income	—	69.7	—	—	66.4	—	—	(5.0)	—
Net investment hedges:									
Cross-currency swaps:									
Reclassified from AOCI into income	—	12.6	—	—	12.5	—	—	11.3	—
Total hedges	$ 3.9	$ 92.0	$ 34.5	$ 16.3	$ 88.5	$ (17.0)	$ 5.3	$ 21.2	$ 41.5

(1) The amounts reflected in other income (expense), net include $(34.7) million, $16.8 million and $(41.3) million reclassified from AOCI to offset the earnings impact of the remeasurement of the Euro-denominated intercompany loan hedged by the cross-currency swap during 2024, 2023 and 2022, respectively.

As of December 31, 2024, we estimate that $76.9 million of net deferred gains related to our designated hedges will be recognized in earnings over the next 12 months. No amounts have been excluded from our hedge effectiveness testing.

Risk Management Strategies

Foreign Exchange Forward Contracts

From time-to-time, we may enter into foreign exchange forward contracts with financial institutions to hedge certain forecasted sales transactions denominated in foreign currencies. We designate these forward contracts as cash flow hedges, which are recognized as either assets or liabilities at fair value. At December 31, 2024, all such contracts had maturities of 24 months or less.

Cross-Currency Swaps

In April 2017, in order to manage variability due to movements in foreign currency rates related to a Euro-denominated intercompany loan, we entered into five-year cross-currency swaps. In March 2022, we entered into a transaction to extend the maturity of these swaps to August 31, 2027. We and the existing counterparties executed cancellation agreements to terminate all rights, obligations and liabilities associated with the original swaps. On the modification date, the existing cash flow hedging relationships were de-designated and new hedging relationships incorporating the terms of the new swaps (the 2022 Cross-Currency Swaps) were designated as either cash flow hedging relationships or net investment hedging relationships. The 2022 Cross-Currency Swaps had an aggregate amortizing notional amount of €1,184.2 million at inception (approximately $1,262.5 million). The swaps designated as cash flow hedging relationships convert the 3.00% fixed rate Euro-denominated interest and principal receipts on the intercompany loan into U.S. dollar interest and principal receipts at a fixed rate of 4.81%. The swaps designated as net investment hedging relationships hedge the foreign currency exposure of our net investment in certain Euro denominated functional currency subsidiaries. Pursuant to the contracts, the Euro notional value will be exchanged for the U.S. dollar notional value at maturity.

Interest Rate Swaps

In April 2017, we entered into a five-year pay-fixed rate, receive-floating rate interest rate swap arrangement to effectively convert a portion of the variable-rate borrowings under the previously issued term loans maturing in 2024, which were refinanced with the 2029 Term Loans, to a fixed rate of 5.44%. In March 2022, we entered into a transaction to extend the maturity of the swaps to August 31, 2027. We and the existing counterparties executed cancellation agreements to terminate all rights, obligations and liabilities associated with the original swaps. On the modification date, the existing cash flow hedging relationships were de-designated and new hedging relationships incorporating the terms of the new interest rate swaps (the 2022 Interest Rate Swaps) were designated. The 2022 Interest Rate Swaps, which had an amortizing notional amount of $1,262.5 million at inception, serve to convert a portion of the variable-rate borrowings under the 2029 Term Loans to a fixed rate of 4.81%. In November 2022, in conjunction with the concurrent Credit Facility refinancing discussed in Note 10, we terminated these swaps and entered into new SOFR-based interest rate swaps. This modification impacted no critical terms other than the reference rate change from LIBOR to SOFR and thus had no impact on our hedging relationships or financial statements.

In August 2020, in conjunction with the issuance of the 2027 Term Loans, we entered into seven-year pay-fixed rate, receive-floating rate interest rate swaps to effectively convert the variable one-month LIBOR interest rate on the 2027 Term Loans borrowings to a fixed rate of 0.705%. These interest rate swaps, which mature on August 10, 2027, had an aggregate notional amount of $750.0 million at inception. In May 2023, in conjunction with the concurrent Credit Facility amendment discussed in Note 10, we terminated these swaps and entered into new SOFR-based interest rate swaps with a fixed rate of 0.672%. This modification impacted no critical terms other than the reference rate change from LIBOR to SOFR and thus had no impact on our hedging relationships or financial statements.

The objective of these arrangements, which are designated as cash flow hedges and recognized as assets or liabilities at fair value, is to manage the variability of cash flows in the interest payments related to the portion of the variable-rate debt designated as being hedged. The unrealized gains and losses on the swaps are included in AOCI and will be recognized in earnings within or against interest expense when the hedged interest payments are accrued each month.

12.   Leases

Our operating leases primarily consist of office and data center space expiring at various dates through October 2034. Certain leases include options to renew or terminate at our discretion. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2024, operating leases have a remaining weighted average lease term of 6.4 years and our operating lease liabilities were measured using a weighted average discount rate of 5.4%.

The components of operating lease expense were as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Operating lease costs	$ 27.0	$ 36.8	$ 44.5
Variable lease costs	14.7	14.7	12.0
Sublease income	(9.7)	(14.2)	(8.3)
Total net lease cost	$ 32.0	$ 37.3	$ 48.2

During 2024, we recognized $6.2 million of expense related to the abandonment of certain operating leases, which is included within restructuring and other and excluded from the table above. During 2022, we recognized $1.6 million of impairment charges related to certain operating lease assets, which is included within restructuring and other and excluded from the table above. See Note 14 for additional information regarding these expenses.

Maturities of operating lease liabilities as of December 31, 2024 were as follows:

Year Ending December 31:

2025	$	27.6
2026		19.7
2027		16.4
2028		10.8
2029		10.0
Thereafter		33.1
Total lease payments		117.6
Less: imputed interest		(17.9)
Total operating lease liabilities	$	99.7

13. Commitments and Contingencies

Service Agreements

We have entered into long-term agreements with certain vendors to provide for software and equipment maintenance, specified levels of bandwidth and other services. Under these arrangements, we are required to make periodic payments. Future minimum obligations under these non-cancelable agreements with initial terms in excess of one year at December 31, 2024 are as follows:

Year Ending December 31:

2025	$	214.5
2026		181.9
2027		179.5
2028		21.7
2029		1.2
Thereafter		4.4
	$	603.2

Litigation

From time-to-time, we are a party to litigation and subject to claims, suits, regulatory and government investigations, other proceedings and consent decrees in the ordinary course of business, including intellectual property claims, putative and certified class actions, commercial and consumer protection claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and reasonably estimable.

On June 13, 2019, we entered into an agreement in principle to settle the class action complaint, *Jason Bennett v. GoDaddy.com, LLC* (Case No. 2:16-cv-03908-DLR) (D. Ariz.), filed on June 20, 2016. The complaint alleges a violation of the Telephone Consumer Protection Act of 1991 (the TCPA). On September 23, 2019, the parties fully executed a written settlement agreement. On December 16, 2019, we amended the settlement agreement to include two additional putative class action cases, which also alleged violations of the TCPA: *John Herrick v. GoDaddy.com, LLC* (Case No. 2:16-cv-00254 (D. Ariz.), appeal pending 18-16048 (9th Cir.)) and *Susan Drazen v. GoDaddy.com, LLC* (Case No 19-cv-00563) (S.D. Ala.). In 2019, we recorded an $18.1 million charge to general and administrative expense, representing our original estimated loss provision for this settlement.

Under the terms of the final settlement agreement, we made available a total of up to $35.0 million to pay: (i) class members, at their election, either a cash settlement or a credit to be used for future purchases of products from us; (ii) an incentive payment to the class representatives; (iii) notice and administration costs in connection with the settlement; and (iv) attorneys' fees to legal counsel representing the class.

On May 26, 2020, at the direction of the S.D. Ala. Court (the Court), the parties executed an amended settlement agreement to remove John Herrick as a class representative. On June 9, 2020, the Court granted preliminary approval of the final settlement agreement. The Court's order also set October 7, 2020 as the deadline for class members to submit claims, and the actual number of claims made by class members through the October 7, 2020 deadline was lower than our original estimates.

On December 23, 2020, the Court issued a final judgment and order approving the class settlement, which reduced the attorneys' fees to be paid to legal counsel representing the class and denied the plaintiffs' request for an incentive payment. Additionally, the actual notice and administration costs were lower than originally estimated.

As a result of the above developments, we reduced our estimated loss provision for this settlement to $8.1 million.

On January 19, 2021, a single objector to the settlement filed a notice of appeal to the 11th Circuit Court of Appeals. On July 27, 2022, the 11th Circuit vacated the settlement approval order and remanded the case for further action due to standing issues among the class members. On August 18, 2022, the plaintiffs filed a petition for a rehearing before the 11th Circuit. On December 7, 2022, the 11th Circuit was notified of the death of one of the plaintiffs, Jason Bennett. On March 13, 2023, the 11th Circuit granted the plaintiffs' petition for a rehearing before the 11th Circuit; the rehearing occurred on June 13, 2023. On July 24, 2023, the en banc 11th Circuit reversed the 11th Circuit's July 27, 2022 decision and remanded the appeal to the 11th Circuit for further action.

On May 13, 2024, the 11th Circuit vacated the final approval of the class settlement and remanded the case to the district court for further proceedings. On September 19, 2024, the district court interpreted the 11th Circuit's mandate as vacating only the district court's decision to award attorneys' fees and ordered the plaintiffs to file a new motion for attorneys' fees. On January 9, 2025, we issued a notice of termination of the class settlement and on January 28, 2025, the plaintiffs filed a motion to enforce the settlement agreement. A hearing on the plaintiffs' renewed motion for attorneys' fees and the district court's interpretation of the mandate occurred on January 31, 2025. On February 6, 2025, the district court denied the plaintiffs' motions for attorneys' fees and to enforce the settlement agreement. Given the pending nature of the resolution of this and related cases, we have not adjusted our estimated loss provision for this settlement as of December 31, 2024.

We have denied and continue to deny the allegations in the complaints. Nothing in the terminated settlement agreement shall be deemed to assign or reflect any admission of fault, wrongdoing or liability, or of the appropriateness of a class action in such litigation. Our legal fees associated with this matter have been recorded to general and administrative expense as incurred and were not material.

In March 2020, we discovered that a threat actor group had compromised the hosting login credentials of certain of our customers to their hosting accounts and the login credentials of a small number of our personnel. We have expended resources investigating and responding to this activity, notified the impacted customers and reported the activity to applicable regulatory authorities, and are responding to requests for information regarding our data privacy and security practices, including from the FTC pursuant to Civil Investigative Demands issued in July 2020 and October 2021. We have entered into an agreement to settle the FTC's charges relating to our security practices. The settlement agreement and related order, which is still pending final FTC approval, would require that we establish certain security measures, which we have already begun to implement. The settlement agreement does not require that we pay any fines or other monetary penalties. We do not believe the continued establishment or implementation will have a material adverse effect on our business, operations or financial performance.

The amounts currently accrued for other matters are not material. While the results of such normal course claims and legal proceedings, regardless of the underlying nature of the claims, cannot be predicted with certainty, management believes, based on current knowledge and the likely timing of resolution of various matters, any additional reasonably possible potential losses above the amounts accrued for such matters would not be material. However, the outcomes of claims, legal proceedings or investigations are inherently unpredictable and subject to uncertainty, and may have an adverse effect on us because of defense costs, diversion of management resources and other factors that are not known to us or cannot be quantified at this time. We may also receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained. The final outcome of any current or future claims or lawsuits could adversely affect our business, financial condition or results of operations. We periodically evaluate developments in our legal matters that could affect the amount of liability that has been previously accrued or the reasonably possible losses that we have disclosed, and make adjustments as appropriate.

Indemnifications

In the normal course of business, we have made indemnities under which we may be required to make payments in relation to certain transactions, including to our directors and officers to the maximum extent permitted under applicable state laws and indemnifications related to certain lease agreements. In addition, certain advertiser and reseller partner agreements contain indemnification provisions, which are generally consistent with those prevalent in the industry. We have not incurred material obligations under indemnification provisions historically, and do not expect to incur material obligations in the future. Accordingly, we have not recorded any liabilities related to such indemnities as of December 31, 2024 and 2023.

We include service level commitments to our customers guaranteeing certain levels of uptime reliability and performance for our hosting and premium DNS products. These guarantees permit those customers to receive credits in the event we fail to meet those levels, with exceptions for certain service interruptions including but not limited to periodic maintenance. We have not incurred any material costs as a result of such commitments during any of the periods presented, and have not recorded any liabilities related to such obligations as of December 31, 2024 and 2023.

Indirect Taxes

We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws, rules and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the U.S. and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are complex and subject to change. We may be audited in the future, which could result in changes to our indirect tax estimates. We continually evaluate those jurisdictions in which nexus exists, and believe we maintain adequate indirect tax accruals.

As of December 31, 2024 and 2023, our accrual for estimated indirect tax liabilities was $31.5 million and $23.6 million, respectively, reflecting our best estimate of the probable liability based on an analysis of our business activities, revenues subject to indirect taxes and applicable regulations. Although we believe our indirect tax estimates and associated liabilities are reasonable, the final determination of indirect tax audits, litigation or settlements could be materially different than the amounts established for indirect tax contingencies.

14. Restructuring and Other Charges and Disposition of Businesses and Related Assets

During the year ended December 31, 2024, we implemented restructuring activities which impacted approximately 280 employees. In conjunction with these restructuring activities, we recognized $18.2 million of pre-tax restructuring charges in our statement of operations related to severance, employee benefits and equity-based compensation during the year ended December 31, 2024. Of the $18.2 million of pre-tax restructuring charges recognized during the year ended December 31, 2024, $6.4 million and $10.2 million were recognized within our A&C and Core segments, respectively, and $1.6 million was recognized as corporate overhead.

During the year ended December 31, 2023, we implemented restructuring activities to reduce operating expenses and improve cash flows through a combination of a reduction in force and a commitment to sell certain assets. The reduction in force impacted approximately 800 employees. In conjunction with these restructuring activities, we recognized $48.5 million of pre-tax restructuring charges in our statement of operations related to severance, employee benefits and equity-based compensation. Of the $48.5 million, $12.2 million and $28.5 million were recognized within our A&C and Core segments, respectively, and $7.8 million was recognized as corporate overhead. In addition, we recognized a pre-tax loss of $16.5 million upon the completion of the planned disposition of certain assets and liabilities of our hosting business within our Core segment, which occurred on June 30, 2023.

Cash payments of $16.4 million and $38.7 million related to the restructuring activities described above were made during 2024 and 2023, respectively. We expect to make substantially all remaining restructuring payments by the end of the second quarter of 2025.

The following table shows the total amount incurred and the accrued restructuring costs, which are recorded in accrued expenses and other current liabilities in our balance sheet, for severance and employee benefits as of December 31, 2024:

	Accrued Restructuring Costs
Accrued restructuring costs as of December 31, 2022	$ —
Restructuring costs incurred[1]	46.1
Amount paid	(38.7)
Accrued restructuring costs as of December 31, 2023	7.4
Restructuring costs incurred[1]	17.8
Amount paid	(24.4)
Accrued restructuring costs as of December 31, 2024	$ 0.8

_____

(1) Excludes $0.8 million and $2.3 million in equity-based compensation expense associated with our restructuring plans in 2024 and 2023, respectively, which was recorded within additional paid-in capital.

During 2023, we recognized $17.0 million of expenses related to the termination of a revenue sharing agreement. This termination fee was paid in full during the year.

Restructuring and other during 2022 of $15.7 million primarily includes the impairment and loss on disposition of certain assets.

15. Defined Contribution Plan

We maintain defined contribution 401(k) plans covering eligible U.S. employees, who may contribute up to 100% of their compensation, subject to limitations established by the Internal Revenue Code. We match employee contributions on a discretionary basis. Expense for our matching contributions was $15.1 million, $15.8 million and $15.9 million during 2024, 2023 and 2022, respectively.

We maintain defined contribution benefit plans covering eligible foreign employees. Expense related to such plans was not material in any period presented.

16. Income Taxes

Overview

We completed the DNC Restructure to simplify our capital structure, and on January 1, 2024, Desert Newco was converted from a partnership to a disregarded entity for U.S. income tax purposes. As a result, we now account for our deferred taxes related to Desert Newco based on the inside basis differences of our assets and liabilities where prior to the DNC Restructure we accounted for our deferred tax assets and liabilities related to Desert Newco based on the outside basis difference of our investment in Desert Newco. In connection with this change, we adjusted certain temporary differences on existing assets and liabilities which resulted in a one-time non-cash income tax benefit in the first quarter of 2024 of $267.4 million.

Benefit (Provision) for Income Taxes

Our benefit (provision) for income taxes includes U.S. federal, state and foreign income taxes. The domestic and foreign components of our income (loss) before income taxes were as follows:

	Year Ended December 31,		
	2024	2023	2022
U.S.	$ 829.0	$ 477.2	$ 418.6
Foreign	(63.6)	(73.4)	(62.1)
Income before income taxes	$ 765.4	$ 403.8	$ 356.5

Our benefit (provision) for income taxes was as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ 0.3	$ (0.8)	$ (1.3)
State	0.1	(5.4)	(0.9)
Foreign	(18.9)	(14.9)	(16.9)
	(18.5)	(21.1)	(19.1)
Deferred:			
Federal	145.1	860.5	(0.7)
State	18.5	116.3	(0.5)
Foreign	26.4	16.1	16.7
	190.0	992.9	15.5
Benefit (provision) for income taxes	$ 171.5	$ 971.8	$ (3.6)

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate was as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Expected provision at U.S. federal statutory tax rate	$ (160.7)	$ (84.8)	$ (74.9)
Effect of investment in Desert Newco	—	22.7	(22.0)
Research and development credits	46.1	33.1	29.2
Foreign earnings	4.5	0.2	3.7
Effect of changes in tax rates and apportionment	—	(97.1)	—
Uncertain tax positions	(6.8)	(17.1)	(10.6)
State taxes, net of federal benefit	(19.1)	(1.6)	2.9
Equity-based compensation	43.3	—	—
Effect of DNC Restructuring	267.4	—	(7.0)
Non-deductible expenses	(8.3)	(5.1)	—
Other	(9.5)	(0.9)	(1.9)
Effect of changes in valuation allowances	14.6	1,122.4	77.0
Benefit (provision) for income taxes	$ 171.5	$ 971.8	$ (3.6)

We generated an income tax benefit in 2024 of $171.5 million as compared to an income tax benefit in 2023 of $971.8 million primarily attributable to releasing the majority of the valuation allowance on our U.S. deferred tax assets in the fourth quarter of 2023. Our 2024 effective tax rate is primarily driven by an income tax benefit of $267.4 million recognized as a result of the DNC Restructure, current year research and development credits and excess tax benefits related to stock-based compensation, partially offset by the provision for income taxes based on current year earnings.

Deferred Taxes

The components of our deferred taxes were as follows:

| | Year Ended December 31, | |
	2024	2023
DTAs:		
NOLs	$ 507.3	$ 473.1
Goodwill	288.6	—
Tax credits	216.5	167.6
Deferred revenue	176.7	—
Identified intangibles	114.0	—
Capitalized research & development costs	112.9	—
Deferred interest	63.4	44.0
Operating lease liabilities	24.6	15.3
Investment in Desert Newco	—	697.2
Other	42.2	9.3
Valuation allowance	(161.6)	(377.5)
Total DTAs	1,384.6	1,029.0
DTLs:		
Deferred cost revenue	(157.6)	—
Unrealized gains and losses	(40.9)	—
Operating lease assets	(13.9)	(6.4)
Identified intangible assets	—	(40.0)
Other	(10.9)	—
Total DTLs	(223.3)	(46.4)
Net DTAs	$ 1,161.3	$ 982.6

The change in our deferred tax balances from December 31, 2023 to December 31, 2024 is primarily related to the DNC Restructure. As part of the transaction, we reversed the deferred tax asset related to our investment in Desert Newco and established deferred tax assets related to goodwill, deferred revenue, identified intangibles, capitalized research and development costs and a deferred tax liability related to deferred cost of revenue related to our U.S federal and state jurisdictions.

We monitor the realizability of our DTAs considering all relevant factors at each reporting period. As of December 31, 2024, based on the relevant weight of positive and negative evidence, including our ability to forecast future operating results, historical tax losses and our ability to utilize DTAs within the requisite carryforward periods, we do not maintain a valuation allowance on the majority of our U.S. federal and state DTAs. As of December 31, 2024, we applied judgment and recorded a $13.0 million tax benefit for the reversal of a valuation allowance as a result of changes to our U.S. filing group from the DNC Restructure.

As of December 31, 2024, we had U.S. federal, state and foreign gross NOLs and tax credits, a portion of which will begin to expire in 2030, as follows:

	Gross NOLs and Tax Credits	Portion Subject to a Valuation Allowance
Federal	$ 2,109.2	$ 99.9
State	2,911.5	1,948.8
Foreign	31.9	22.5
	$ 5,052.6	$ 2,071.2

As of December 31, 2024, we have provided income taxes on the earnings of foreign subsidiaries, except to the extent such earnings are considered indefinitely reinvested. We have determined the amount of unrecognized DTL related to these temporary differences to be immaterial.

Uncertain Tax Positions

Our liability for unrecognized tax benefits was as follows:

	December 31,	
	2024	2023
Balance at beginning of period	$ 165.7	$ 139.7
Gross increases - tax positions in prior period	6.6	6.8
Gross increases - tax positions in current period	23.1	23.2
Gross decreases - tax positions in prior period	(12.6)	(4.0)
Balance at end of period	$ 182.8	$ 165.7

The total amount of gross unrecognized tax benefits was $182.8 million as of December 31, 2024, of which $(43.0) million, if fully recognized, would decrease our effective tax rate.

We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Other long-term liabilities includes accrued interest and penalties related to unrecognized tax benefits of $33.6 million and $30.6 million as of December 31, 2024 and 2023, respectively. Although we cannot predict the timing of resolution with taxing authorities, if any, it is reasonably possible that the total amount of unrecognized tax benefits could decrease by up to approximately $35.0 million within the next 12 months due to the settlement of audits, the expiration of statutes of limitations or from tax positions meeting the conditions of being effectively settled.

We have filed all income tax returns for years through 2023, other than for Germany and the Netherlands. These returns are subject to examination by the taxing authorities in the respective jurisdictions, generally for three or four years after they were filed. Although we believe the amounts reflected in our tax returns substantially comply with applicable U.S. federal, state and foreign tax regulations, the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to our benefit for income taxes in the period in which a final determination is made.

17.   Income Per Share

Basic income per share is computed by dividing net income attributable to GoDaddy Inc. by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted income per share is computed giving effect to all potentially dilutive shares unless their effect is antidilutive.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows:

	Year Ended December 31,					
	2024		**2023**		**2022**	
Numerator:						
Net income	$	936.9	$	1,375.6	$	352.9
Less: net income attributable to non-controlling interests		—		0.8		0.7
Net income attributable to GoDaddy Inc.	$	936.9	$	1,374.8	$	352.2
Denominator:						
Weighted-average shares of Class A common stock outstanding—basic		141,250		148,296		158,788
Effect of dilutive securities:						
Class B common stock		—		290		313
Stock options		466		460		678
RSUs, PSUs and ESPP shares		3,571		2,406		1,678
Weighted-average shares of Class A Common stock outstanding—diluted		145,287		151,452		161,457
Net income attributable to GoDaddy Inc. per share of Class A common stock—basic	$	6.63	$	9.27	$	2.22
Net income attributable to GoDaddy Inc. per share of Class A common stock—diluted	$	6.45	$	9.08	$	2.19

The following number of weighted-average potentially dilutive shares were excluded from the calculation of diluted income per share because the effect of including such potentially dilutive shares would have been antidilutive:

	Year Ended December 31,		
	2024	**2023**	**2022**
Stock options	—	19	234
RSUs, PSUs and ESPP shares	364	780	492
	364	799	726

18. Segment Information

We report our operating results through two reportable segments: A&C and Core.

Our chief operating decision maker (CODM), which, as of December 31, 2024, was our Chief Executive Officer, evaluates the performance of and allocates resources to our segments based on each segment's revenue and earnings before interest, taxes, depreciation and amortization (Segment EBITDA). Segment EBITDA is defined as segment revenues less costs and operating expenses, excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. We believe Segment EBITDA serves as a measure that assists our CODM and our investors in comparing our segments' performance on a consistent basis.

Our CODM does not use assets by segment to evaluate performance or allocate resources; therefore, we do not provide disclosure of assets by segment. See Note 2 for property, plant, and equipment, net as well as revenue disaggregated by geography.

The A&C and Core segments provide a view into the product-focused organization of our business and generate revenue as follows:

- A&C primarily consists of sales of products containing proprietary software, notably our website building products, as well as our commerce products and third-party email and productivity solutions and sales of certain products when they are included in bundled offerings of our proprietary software products.

- Core primarily consists of sales of domain registrations and renewals, aftermarket domain sales, website hosting products and website security products when not included in bundled offerings of our proprietary software products as well as sales of products not containing a software component.

There are no internal revenue transactions between our reportable segments.

Corporate overhead primarily includes general and administrative expenses and items not allocated to either segment as well as those costs specifically excluded from Segment EBITDA, our segment measure of profitability, such as depreciation and amortization, interest expense and income and provision or benefit for income taxes.

The following table presents our segment information for the periods indicated:

| | Year Ended December 31, | | |
	2024	2023	2022
A&C			
Revenue	$ 1,653.0	$ 1,430.4	$ 1,279.7
Other segment items[1]	(913.7)	(836.2)	(756.9)
Segment EBITDA	739.3	594.2	522.8
Core			
Revenue	2,920.2	2,823.7	2,811.6
Other segment items[2]	(1,988.5)	(2,007.3)	(2,027.9)
Segment EBITDA	931.7	816.4	783.7
Total revenue	4,573.2	4,254.1	4,091.3
Total other segment items	(2,902.2)	(2,843.5)	(2,784.8)
Total Segment EBITDA	1,671.0	1,410.6	1,306.5
Unallocated corporate overhead	(275.1)	(276.1)	(293.5)
Depreciation and amortization	(135.3)	(171.3)	(194.6)
Equity-based compensation expense[3]	(299.1)	(294.0)	(264.4)
Interest expense, net of interest income	(130.4)	(155.4)	(135.0)
Acquisition-related expenses, net of reimbursements	(0.2)	(12.1)	(35.1)
Restructuring and other[4]	(65.5)	(97.9)	(27.4)
Income before income taxes	765.4	403.8	356.5
Benefit (provision) for income taxes	171.5	971.8	(3.6)
Net income	$ 936.9	$ 1,375.6	$ 352.9

(1) Other segment items in A&C are primarily composed of product license fees used in our third-party email and productivity solutions, payment processing fees, personnel costs excluding equity-based compensation, data center and systems infrastructure costs excluding depreciation, customer care and marketing costs.

(2) Other segment items in Core are primarily composed of domain registration fees, payment processing fees, costs associated with sales of aftermarket domains, hosting and security license fees, personnel costs excluding equity-based compensation, data center and systems infrastructure costs excluding depreciation, customer care and marketing costs.

(3) The year ended December 31, 2024 and December 31, 2023 exclude $0.8 million and $2.3 million of equity-based compensation expense associated with our restructuring activities, which is included within restructuring and other.

(4) In addition to the restructuring and other charges in our statements of operations, other charges included are primarily composed of lease-related expenses associated with closed facilities, charges related to certain legal matters, adjustments to the fair value of our equity investments, expenses incurred in relation to the refinancing of our long-term debt and incremental expenses associated with certain professional services.

19. Accumulated Other Comprehensive Income (Loss)

The following table presents AOCI activity in equity:

	Foreign Currency Translation Adjustments	Net Unrealized Gains (Losses) on Cash Flow Hedges[1]	Total AOCI
Gross balance as of December 31, 2022[2]	$ (75.0)	$ 253.4	$ 178.4
Other comprehensive income (loss) before reclassifications	(4.3)	(146.2)	(150.5)
Amounts reclassified from AOCI[3]	(4.3)	87.8	83.5
Other comprehensive income - 2023	(8.6)	(58.4)	(67.0)
	$ (83.6)	$ 195.0	111.4
Less: AOCI attributable to non-controlling interests			(0.2)
Balance as of December 31, 2023			$ 111.2
Gross balance as of December 31, 2023[2]	$ (83.6)	$ 195.0	$ 111.4
Other comprehensive income (loss) before reclassifications	15.9	(125.2)	(109.3)
Amounts reclassified from AOCI	—	130.4	130.4
Other comprehensive income - 2024	15.9	5.2	21.1
Balance as of December 31, 2024	$ (67.7)	$ 200.2	$ 132.5

_____

(1) Amounts shown for our foreign exchange forward contracts include gains and losses realized upon contract settlement but not yet recognized into earnings from AOCI.

(2) Beginning balance is presented on a gross basis, excluding the allocation of AOCI attributable to non-controlling interests.

(3) The sale of certain assets and liabilities of our hosting business in 2023, as discussed in Note 14, resulted in the reclassification from AOCI of $4.3 million in cumulative foreign currency translation adjustments. This amount was included within the loss on disposal reported in restructuring and other in our statements of operations for the year ended December 31, 2023.

20. Subsequent Events

On February 17, 2025, we entered into an ASR transaction to repurchase shares of our Class A common stock, pursuant to which we made an upfront payment of $330.0 million. No shares were initially received in connection with the ASR. The total number of shares ultimately delivered under the ASR is based on the volume weighted-average price of our stock during the applicable purchase period less an agreed upon discount and subject to a cap. The ASR is expected to be completed in the second quarter of 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our CEO and our CFO, who are our principal executive officer and principal financial officer, respectively, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our CEO and CFO concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 framework). Based on our assessment under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, management has performed adequate testing to conclude that the material weakness in the design of our controls related to the accounting for income taxes and related disclosures with regard to management review controls and the completeness and accuracy of information used in the execution of those controls identified in the prior fiscal year has been remediated as of December 31, 2024. This material weakness did not result in any material misstatements to our consolidated financial statements or any changes to previously filed financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP (EY) (PCAOB ID: 42), an independent registered public accounting firm, as stated in their report included herein.

Remediation Efforts with Respect to Material Weakness

Management has taken the following actions to remediate the material weakness described above.

- Completed our review of and rationalized the number of key reports used in the operation of controls related to the calculation of the tax provision to increase efficiency and lower the complexity of how data is being utilized in the operation of controls;

- Enhanced the design of existing controls relating to key reports and implemented new controls to ensure that the information contained within the reports related to the tax provision is complete and accurate;

- Expanded and enhanced existing documentation to demonstrate the level of precision and procedures performed in the operation of management review controls; and

- Enhanced the design and operating effectiveness of management review controls designed to validate the completeness and accuracy of key reports and other data used in the computation of the tax provision.

These remediation actions have been in place for a sufficient period of time, and management has performed adequate testing to conclude that the material weakness has been remediated as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

Except for the remediation efforts described above, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that materially affected, or which are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of GoDaddy Inc.

Opinion on Internal Control over Financial Reporting

We have audited GoDaddy Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, GoDaddy Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2024 and the related notes and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 20, 2025

Item 9B. Other Information

    None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

    Not applicable.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

    The information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders (the 2025 Proxy Statement) to be filed with the SEC within 120 days of the year ended December 31, 2024 and is incorporated herein by reference. The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K will be included under the caption "Delinquent Section 16(a) Reports" in the 2025 Proxy Statement and is incorporated herein by reference.

Code of Ethics

    We have adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors. Our Code of Business Conduct and Ethics is available on our website under the 'Governance Documents' heading, within the Governance section of our Investor Relations site (https://aboutus.godaddy.net/investor-relations/governance/default.aspx). To the extent mandated by legal requirements, we intend to disclose on our website any amendments to our Code of Business Conduct and Ethics, or any waivers of its requirements.

Item 11. Executive Compensation

    The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

    The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

    The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

    The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Part IV.

Item 15. Exhibits and Financial Statement Schedules

    We have filed the following documents as part of this Annual Report on Form 10-K:

Financial Statements

    Our financial statements are listed in the "Index to Consolidated Financial Statements" under Item 8 "Financial Statements and Supplementary Data."

Financial Statement Schedules

All other schedules have been omitted because they are either not required, not applicable or the required information is otherwise included.

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation of GoDaddy Inc., dated June 1, 2022	8-K	3.1	6/3/2022
3.2	Second Amended and Restated Bylaws of GoDaddy Inc., dated July 7, 2022	8-K	3.1	7/8/2022
4.1	Specimen common stock certificate of GoDaddy Inc.	S-1/A	4.1	3/19/2015
4.2	Description of Capital Stock	10-K	4.6	2/29/2024
4.3	Indenture, dated as of June 4, 2019, among Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee	8-K	4.1	6/7/2019
4.4	Form of 5.250% Senior Note due 2027 (included in Exhibit 4.3)	8-K	4.2	6/7/2019
4.5	Indenture, dated as of February 25, 2021, among Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee	8-K	4.1	2/26/2021
4.6	Form of 3.500% Senior Note due 2029 (included in Exhibit 4.5)	8-K	4.2	2/26/2021
4.7	First Supplemental Indenture to the Indenture dated as of June 4, 2019, among Go Daddy Operating Company, LLC, GD Finance Co, LLC, Poynt, LLC, Registry Services, LLC and Computershare Trust Company, National Association, dated as of January 4, 2023	10-K	4.15	2/16/2023
4.8	First Supplemental Indenture to the Indenture dated as of February 25, 2021, among Go Daddy Operating Company, LLC, GD Finance Co, LLC, Poynt, LLC, Registry Services, LLC and Computershare Trust Company, National Association, dated as of January 4, 2023	10-K	4.16	2/16/2023
10.1+	Desert Newco, LLC 2011 Unit Incentive Plan, as amended, and form of agreements thereunder	S-8	4.4	4/1/2015
10.2+	GoDaddy Inc. 2015 Equity Incentive Plan, and form of agreements thereunder	S-8	4.2	4/1/2015
10.3+	Amendment to GoDaddy Inc. 2015 Equity Incentive Plan	10-Q	4.1	5/5/2023
10.4+	Form of Restricted Stock Unit Award Agreement under the GoDaddy Inc. 2015 Equity Incentive Plan	10-Q	10.4	5/5/2022
10.5+	Form of Performance Restricted Stock Unit Award Agreement under the GoDaddy Inc. 2015 Equity Incentive Plan	10-Q	10.5	5/5/2022
10.6+	GoDaddy Inc. 2015 Employee Stock Purchase Plan, as amended on June 27, 2016, and form of agreements thereunder	10-Q	4.1	11/3/2016
10.7+	Amendment to GoDaddy Inc. 2015 Employee Stock Purchase Plan	10-Q	4.2	5/5/2023
10.8+	GoDaddy Inc. 2024 Omnibus Incentive Plan	8-K	10.1	6/7/2024
10.9+	Form of GoDaddy Inc. 2024 Omnibus Incentive Plan PSU Grant Notice and PSU Agreement	10-Q	10.2	8/2/2024
10.10+	Form of GoDaddy Inc. 2024 Omnibus Incentive Plan RSU Grant Notice and RSU Agreement	10-Q	10.3	8/2/2024
10.11+	GoDaddy Inc. 2024 Employee Stock Purchase Plan	8-K	10.2	6/7/2024
10.12	Amendment No. 5 to Credit Agreement, including as Annex A, the Second Amended and Restated Credit Agreement, dated as of February 15, 2017, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lenders party thereto and Barclays Bank PLC	8-K	10.1	2/16/2017
10.13	Technical Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, dated as of May 24, 2017	8-K	10.1	5/26/2017
10.14	Amendment No. 1 to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, dated as of November 22, 2017	8-K	10.1	11/22/2017
10.15	Joinder and Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto, the lenders party thereto and Barclays Bank PLC, dated as of June 4, 2019	8-K	10.1	6/7/2019
10.16	Amendment No. 3 to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, effective as of October 3, 2019	8-K	10.1	10/4/2019

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.17	Joinder and Fourth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto, the lenders party thereto and Barclays Bank PLC, effective as of August 10, 2020	8-K	10.1	8/13/2020
10.18	Fifth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, effective as of March 8, 2021	8-K	10.1	3/11/2021
10.19	Joinder and Sixth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto, Barclays Bank PLC and Royal Bank of Canada, effective as of November 10, 2022	8-K	10.1	11/10/2022
10.20	Seventh Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of May 5, 2023	8-K	10.1	5/5/2023
10.21	Eighth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of July 19, 2023	8-K	10.1	7/19/2023
10.22	Ninth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of August 15, 2023	10-Q	10.2	11/3/2023
10.23	Tenth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of January 22, 2024	8-K	10.1	1/23/2024
10.24	Eleventh Amendment to Second Amended and Restated Credit Agreement by and among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of May 31, 2024	8-K	10.1	5/31/2024
10.25	Twelfth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of December 16, 2024	8-K	10.1	12/16/2024
10.26+	Form of Indemnification Agreement between GoDaddy Inc. and its directors and officers	8-K	10.1	6/27/2024
10.27+	Form of Change in Control and Severance Agreement	8-K	10.3	5/5/2021
10.28+	Executive Incentive Compensation Plan	S-1/A	10.22	2/24/2015
10.29+	Employment Agreement, dated as of September 4, 2019, by and among GoDaddy.com, LLC, GoDaddy Inc., Desert Newco, LLC and Aman Bhutani	10-Q	10.2	11/7/2019
10.30+	Offer Letter between GoDaddy.com, LLC and Mark McCaffrey, dated May 1, 2021	8-K	10.1	5/5/2021
10.31+***	Employment Agreement between Go Daddy Singapore Pte. Ltd. and Roger Chen, dated July 1, 2022	8-K	10.1	7/8/2022
10.32+	Offer Letter between GoDaddy.com, LLC, GoDaddy Inc. and Jared Sine, dated February 8, 2024	8-K	10.1	2/8/2024
10.33+	Change in Control and Severance Agreement between GoDaddy.com, LLC, GoDaddy Inc. and Jared Sine	8-K	10.2	2/8/2024
10.34+	Offer Letter between GoDaddy.com, LLC, GoDaddy, Inc. and Phontip Palitwanon, dated November 6, 2024	8-K	10.1	11/8/2024
10.35	Form of GoDaddy California Onboarding Agreement	8-K	10.2	11/8/2024
10.36+	Separation Agreement and Release, dated November 14, 2024 and effective November 22, 2024	8-K/A	10.1	11/22/2024
19.1*	GoDaddy Inc. Insider Trading Policy			
21.1*	Subsidiaries of GoDaddy Inc.			
23.1*	Consent of Independent Registered Public Accounting Firm			
24.1*	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)			
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	10-K	97.1	2/29/2024
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document			
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document			
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document			
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)			

+	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	The certifications attached as Exhibit 32.1 accompanying this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of GoDaddy Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.
***	Certain provisions or terms of the agreement have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. GoDaddy Inc. agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GODADDY INC.

Date: February 20, 2025

/s/ Aman Bhutani

Aman Bhutani
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Aman Bhutani and Mark McCaffrey, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in-person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Aman Bhutani Aman Bhutani	Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2025
/s/ Mark McCaffrey Mark McCaffrey	Chief Financial Officer (Principal Financial Officer)	February 20, 2025
/s/ Phontip Palitwanon Phontip Palitwanon	Chief Accounting Officer (Principal Accounting Officer)	February 20, 2025
/s/ Brian H. Sharples Brian H. Sharples	Chairman of the Board of Directors	February 20, 2025
/s/ Herald Y. Chen Herald Y. Chen	Director	February 20, 2025
/s/ Caroline F. Donahue Caroline F. Donahue	Director	February 20, 2025
/s/ Mark Garrett Mark Garrett	Director	February 20, 2025
/s/ Leah Sweet Leah Sweet	Director	February 20, 2025
/s/ Graham Smith Graham Smith	Director	February 20, 2025
/s/ Srini Tallapragada Srini Tallapragada	Director	February 20, 2025
/s/ Sigal Zarmi Sigal Zarmi	Director	February 20, 2025

Definitions and Reconciliations

In addition to our financial results prepared in accordance with GAAP, this annual report includes certain non-GAAP financial measures and other operating and business metrics. We believe that these non-GAAP financial measures and other operating and business metrics are useful as a supplement in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. The non-GAAP financial measures included in this annual report should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. In addition, similarly titled measures may be calculated differently by other companies and may not be comparable. A reconciliation between each non-GAAP financial measure and its nearest GAAP equivalent is included below. We use both GAAP and non-GAAP measures to evaluate and manage our operations.

Definitions

Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers.

Constant currency. Constant currency is calculated by translating bookings and revenue for each month in the current period using the foreign currency exchange rates for the corresponding month in the prior period, excluding any hedging gains or losses realized during the period. We believe constant currency information is useful in analyzing underlying trends in our business by eliminating the impact of fluctuations in foreign currency exchange rates and allows for period-to-period comparisons of our performance.

Gross payments volume (GPV). GPV is an operating metric calculated by annualizing the total quarterly dollar value of transactions processed through our payments platform. GPV is representative of the volume of transactions in which we record transaction revenue based on our payment processing rate.

Total bookings. Total bookings is an operating metric representing the total value of customer contracts entered into during the period, excluding refunds. We believe total bookings provides additional insight into the performance of our business and the effectiveness of our marketing efforts since we typically collect payment at the inception of a customer contract but recognize revenue ratably over the term of the contract.

Total customers. We define a customer as an individual or entity with paid transactions in the trailing twelve months or with paid subscriptions as of the end of the period. A single user may be counted as a customer more than once if they maintain paid subscriptions or transactions in multiple accounts. Total customers is one way we measure the scale of our business and is an important part of our ability to increase our revenue base.

Normalized EBITDA (NEBITDA). NEBITDA is a supplemental measure of our operating performance used by management and investors to evaluate our business. We calculate NEBITDA as net income excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. We believe that the inclusion or exclusion of certain recurring and non-recurring items provides a supplementary measure of our core operating results and permits useful alternative period-over-period comparisons of our operations but should not be viewed as a substitute for comparable GAAP measures.

NEBITDA margin. NEBITDA margin is used by management as a supplemental measure of our operating performance and refers to the ratio of NEBITDA to revenue, expressed as a percentage.

Unlevered free cash flow. Unlevered free cash flow is a measure of our liquidity used by management to evaluate our business prior to the impact of our capital structure and restructuring and after purchases of property and equipment. Such liquidity can be used by us for strategic opportunities and strengthening our balance sheet. However, given our debt obligations, unlevered free cash flow does not represent residual cash flow available for discretionary expenses.

Free cash flow. Free cash flow is defined as our unlevered free cash flow less interest payments for the period. We use free cash flow as a supplemental measure of our liquidity, including our ability to generate cash flow in excess of capital requirements and return cash to shareholders, though it should not be considered as an alternative to, or more meaningful than, comparable GAAP measures.

Reconciliation of Non-GAAP Financial Measures

The following tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure:

		Year Ended December 31,			
		2023	2022	2021	2020
NEBITDA and NEBITDA Margin:		(in millions)			
Net income (loss)	$	1,375.6	$ 352.9	$ 242.8	$ (494.1)
Depreciation and amortization		171.3	194.6	199.6	202.7
Equity-based compensation[1]		294.0	264.4	207.9	191.5
Interest expense, net		155.4	135.0	124.9	86.9
Acquisition-related expenses[2]		12.1	35.1	78.2	25.0
Restructuring and other[3]		97.9	27.4	8.0	36.8
Provision (benefit) for income taxes & TRA adjustments		(971.8)	3.6	10.8	673.4
NEBITDA	$	1,134.5	$ 1,013.0	$ 872.2	$ 722.2
Net income margin		32.3 %	8.6 %	6.4 %	(14.9)%
NEBITDA margin		26.7 %	24.8 %	22.9 %	21.8 %

_____

(1)   The year ended December 31, 2023 excludes $2.3 million of equity-based compensation expense associated with our restructuring plan, which is included within restructuring and other.
(2)   The year ended December 31, 2023 includes an adjustment of $6.0 million to a previously-recognized acquisition milestone liability.
(3)   In addition to the restructuring and other charges in our statement of operations, other charges include lease-related expenses associated with closed facilities, charges related to certain legal matters, adjustments to the fair value of our equity investments, expenses incurred in relation to the refinancing of our long-term debt and incremental expenses associated with certain professional services.

		Year Ended December 31,				
		2023	2022	2021	2020	2019
		(in millions)				
Free Cash Flow and Unlevered Free Cash Flow:						
Net cash provided by operating activities	$	1,047.6	$ 979.7	$ 829.3	$ 764.6	$ 723.4
Capital expenditures		(42.0)	(59.7)	(51.1)	(66.5)	(87.6)
Cash paid for acquisition-related costs[1]		11.2	37.9	64.9	27.4	19.5
Cash paid for restructuring and other charges[2]		67.6	10.7	12.7	19.4	—
Free cash flow	$	1,084.4	$ 968.6	$ 855.8	$ 744.9	$ 655.3
Cash paid for interest on long-term debt		169.8	127.3	104.2	80.5	80.3
Unlevered free cash flow	$	1,254.2	$ 1,095.9	$ 960.0	$ 825.4	$ 735.6

_____

(1)   Cash paid for acquisition-related costs in 2021 includes $29.4 million in compensatory payments expensed in connection with our acquisition of Poynt.
(2)   In addition to payments made pursuant to our February 2023 restructuring plan, cash paid for restructuring and other charges includes a payment related to the termination of a revenue sharing agreement, lease-related payments associated with closed facilities, payments related to certain legal matters as well as third party payments incurred in relation to the refinancing of our long-term debt and incremental payments associated with professional services.

Constant Currency Reconciliation

The following table provides a reconciliation of constant currency:

	Year Ended December 31, 2023
	(in millions)
Constant Currency:	
Revenue	$ 4,254.1
Constant currency adjustment	25.0
Constant currency revenue	$ 4,279.1

Corporate Information



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